As filed with the Securities and Exchange Commission on December 22, 1994
                                              Registration No. 33-

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            Form S-4
     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                 CALIFORNIA ENERGY COMPANY, INC.
     (Exact name of registrant as specified in its charter)

        Delaware                              4911                   94-2213782
(State or other jurisdiction of   (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)     Classification Code Number)   Identification No.)

   10831 Old Mill Road, Omaha, Nebraska 68154  (402) 330-8900

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    STEVEN A. McARTHUR, ESQ.
             Senior Vice President, General Counsel
                          and Secretary
                 California Energy Company, Inc.
                       10831 Old Mill Road
                     Omaha, Nebraska  68154
                         (402) 330-8900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                            Copy to:
                      PETER J. HANLON, ESQ.
                    MICHAEL A. SCHWARTZ, ESQ.
                    Willkie Farr & Gallagher
                      153 East 53rd Street
                    New York, NY  10022-4669
                         (212) 821-8000

  Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger (the "Merger") of a wholly owned subsidiary of the Registrant with and into Magma Power Company ("Magma") pursuant to the Merger Agreement described in the enclosed Proxy Statement/Prospectus have been satisfied or waived (but in no event earlier than the 20th business day following the date on which the enclosed Proxy Statement/Prospectus has been sent or given to stockholders of Magma).

If the securities being registered on this Form are to be offered in connection with the formation of a holding
          company and there is compliance with General Instruction G, check the following box. [  ]

                 CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------

                                                          Proposed     Proposed
                                                          maximum      maximum
                                      Amount              offering     aggregate     Amount of
Title of each class of securities     to be               price per    offering      registration
to be registered                      registered (1)      share        price(2)      fee(2)
- -------------------------------------------------------------------------------------------------
Common Stock, $0.0675 par value
per share (including preferred                              Not          Not
stock purchase rights)(3).......     17,700,000          applicable   applicable    $80,639.96

- ---------------

        (1) Represents the estimated maximum number of shares of common stock of the Registrant issuable to holders of shares of Common Stock, par value $0.10 per share, of Magma of the Registrant (the "Shares") in the Merger.

        (2) Estimated pursuant to Rule 457(c) and (f)(1) and (3) of the Securities Act of 1933, as amended, and solely for purposes of calculating the registration fee in accordance with Rule 457(f). The registration fee was computed on the basis of (i) the market value of 11,442,915 Shares ($427,678,948.10) to be exchanged in connection with the Merger (the market value of these Shares was calculated using the average of the high and low prices per Share on the Nasdaq National Market on December 20, 1994) and (ii) payment by the Registrant in the Merger of $193,823,077.50 in cash. The resulting value of the securities to be received by the Registrant is $233,855,870.60.

        (3) Prior to the occurrence of certain events, the preferred stock purchase rights will not be evidenced separately from the Common Stock.

                        ________________
        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
- -------------------------------------------------------------------------------

                CALIFORNIA ENERGY COMPANY, INC.

 Cross-Reference Sheet Showing Locations in the Proxy Statement/
      Prospectus of the Responses to the Items of Form S-4

            (Pursuant to Item 501 of Regulation S-K)

                Form S-4
         Item Number and Caption                                      Location in Prospectus
A.      Information About the Transaction

        1.   Forepart of the Registration Statement and
             Outside Front Cover Page of Prospectus                       Forepart of the Registration Statement;
                                                                          Outside Front Cover Page of Prospectus
        2.   Inside Front and Outside Back Cover Pages of
                Prospectus . . . . . . . . . . . . . .                    Inside Front and Outside Back Cover Pages of Prospectus

        3.      Risk Factors, Ratio of Earnings to Fixed Charges
                and Other Information. . . . . . . . .                    Outside and Inside Front Cover Page of Prospectus;
                                                                          Summary; Certain Investment Considerations; Selected
                                                                          Historical and Pro Forma Financial Information

        4.      Terms of the Transaction . . . . . .                      Summary; Certain Investment Considerations; Special
                                                                          Factors; The Merger
                                                                          Agreement

        5.      Pro Forma Financial Information. . .                      Summary; Selected Historical and Pro Forma Financial Data
                                                                          Information
        6.      Material Contacts with the Company Being
                Acquired . . . . . . . . . . . . . . .                     Summary; Certain Investment Considerations; Special
                                                                           Factors
        7.      Additional Information Required for Reoffering by
                Persons and Parties Deemed to be Underwriters              Not Applicable

        8.      Interests of Named Experts and Counsel                     Legal Matters; Experts
        9.      Disclosure of Commission Position on Indemnification
                for Securities Act Liabilities . . . .                     Not Applicable

B.      Information About the Registrant

        10.     Information with Respect to S-3 Registrants                Summary; Certain Investment Considerations; Selected
                                                                           Historical and Pro Forma Financial Information
        11.     Incorporation of Certain Information by
                Reference. . . . . . . . . . . . . . .                     Incorporation of Documents By Reference
        12.     Information with Respect to S-2 or S-3
                Registrants. . . . . . . . . . . . . .                     Not Applicable
        13.     Incorporation of Certain Information by
                Reference. . . . . . . . . . . . . . .                     Not Applicable
        14.     Information with Respect to Registrants Other Than
                S-3 or S-2 Registrants . . . . . . . .                     Not Applicable

C.      Information About the Company Being Acquired

        15.     Information with Respect to S-3 Companies                  Summary; Certain Investment Considerations; Selected
                                                                           Historical and Pro Forma Financial Information
        16.     Information with Respect to S-2 or S-3 Companies           Not Applicable
        17.     Information with Respect to Companies Other Than
                S-3 or S-2 Companies . . . . . . . . .                     Not Applicable

D.      Voting and Management Information

        18.     Information if Proxies, Consents or Authorizations
                are to be Solicited. . . . . . . . . .                     Summary; General Information; Special Factors
        19.     Information if Proxies, Consents or Authorizations
                are not to be Solicited or in an Exchange Offer            Not Applicable

As filed with the Securities and Exchange Commission on December 22, 1994

                   PRELIMINARY PROXY MATERIALS

                       MAGMA POWER COMPANY
                      4365 Executive Drive
                            Suite 900
                  San Diego, California  92121

Dear Fellow Stockholders:

        You are cordially invited to attend the Special Meeting of Stockholders of Magma Power Company ("Magma") to be held on January __, 1995, at ____a.m.,
Nebraska time, at [                        ] in Omaha, Nebraska.  At this
important meeting, you will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of December 5, 1994 (the "Merger Agreement"), among Magma, California Energy Company, Inc. ("CECI") and CE Acquisition Company, Inc., a wholly owned subsidiary of CECI ("CE Sub"), pursuant to which CE Sub will be merged with and into Magma (the "Merger").

        As you know, the Merger is the second and final step in the acquisition of Magma by CECI pursuant to the terms of the Merger Agreement. The first step was a tender offer (the "Offer") by CE Sub pursuant to which CE Sub acquired 12,400,000 shares of Magma common stock for $39.00 per share in cash (representing approximately 51% of the issued and outstanding Magma common stock).

        Upon consummation of the Merger, each share of Magma common stock will be converted into the right to receive cash and CECI common stock having an aggregate market value, based on an average closing price for the CECI common stock and subject to a collar provision in the case of CECI common stock, equal to $39 per share. The precise amount of cash and number of shares of CECI common stock will be determined such that the consideration paid by CE Sub in both the Offer and the Merger for each share of Magma common stock will consist, on a blended basis, of $28.50 per share in cash and $10.50 per share in market value of CECI common stock, based on the average closing price of CECI common stock and subject to a collar provision. The "average closing price" means the average closing price of CECI common stock during the 15 consecutive trading days ending on the fifth business day prior to the effective time of the Merger. The "collar provision" provides that if the average closing price exceeds $18.73, the average closing price will be deemed to be $18.73, and if the average closing price is less than $14.27, the average closing price will be deemed to be $14.27. Goldman, Sachs & Co., Magma's financial advisor, has rendered its opinion, dated December 5, 1994, that the consideration to be received by the holders of Magma common stock in the Offer and the Merger, taken as a unitary transaction, is fair to the holders of Magma common stock receiving such consideration (other than CECI and its affiliates).

        As a result of completion of the Offer and the purchase of shares of Magma common stock pursuant thereto, CE Sub owns and has the right to vote at the Special Meeting sufficient shares to approve the Merger Agreement without the affirmative vote of any other stockholder, thereby assuring the approval of the Merger Agreement.

        YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, MAGMA AND ITS STOCKHOLDERS. THE BOARD, BY UNANIMOUS VOTE OF THOSE PRESENT, HAS APPROVED THE TERMS OF THE MERGER PURSUANT TO THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT.

        Please sign, date and return your proxy card as soon as possible, whether or not you plan to attend. This will not prevent you from voting your shares in person if you subsequently choose to attend.

        As soon as practicable after the effectiveness of the Merger, we will send you instructions for surrendering Magma share certificates and a letter of transmittal to be used for this purpose. You should not submit your share certificates for exchange until you have received such instructions and the letter of transmittal.

                                        Sincerely,




                                        Chairman of the Board

                   PRELIMINARY PROXY MATERIALS

                       MAGMA POWER COMPANY
                      4365 Executive Drive
                            Suite 900
                  San Diego, California  92121
                  ----------------------------
            NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                   ---------------------------

        A Special Meeting of Stockholders of Magma Power Company, a Nevada corporation ("Magma"), will be held on January __, 1995, at ____a.m., Nebraska
time, at [                                                       ] in Omaha,
Nebraska, for the following purposes:

                1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of December 5, 1994 (the "Merger Agreement"), among Magma, California Energy Company, Inc. ("CECI") and CE Acquisition Corporation ("CE Sub"), a wholly owned subsidiary of CECI, a copy of which is attached as Annex A to the Proxy Statement/Prospectus accompanying this Notice, pursuant to which, among other things, (i) CE Sub will be merged with and into Magma, (ii) each outstanding share of Magma common stock, par value $0.10 per share, will be converted into the right to receive (A) the Mixed Cash Component Amount (as defined below), net in cash, without interest thereon, and (B) the number of fully paid and nonassessable shares of common stock, par value $0.0675 per share, of CECI ("CECI Common Stock") equal to the quotient of (I) $39.00 less (II) the Mixed Cash Component Amount divided by the Average Closing Price (as defined below). The "Mixed Cash Component Amount" shall mean an amount equal to the quotient of (A) (x) $28.50 multiplied by the number of shares outstanding at the Effective Time (as defined in the Merger Agreement) less (y) $39.00 multiplied by the number of shares owned by CECI and any of its affiliates immediately prior to the Effective Time, divided by (B) the number of shares outstanding at the Effective Time (other than Shares owned by CECI and any of its affiliates). The "Average Closing Price" shall mean the average closing price of CECI Common Stock on the New York Stock Exchange during the 15 consecutive trading days ending on the fifth business day prior to the Effective Time; provided, however, that if such average closing price exceeds $18.73, the Average Closing Price shall be deemed to be $18.73, and if such average closing price is less than $14.27, the Average Closing Price shall be deemed to be $14.27.

                2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

        The Board of Directors has fixed the close of business on January __, 1995 as the record date for the determination of the holders of Magma's common stock entitled to notice of, and to vote at, the meeting. Your attention is directed to the accompanying Proxy Statement/Prospectus.

        ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE MEETING, HOWEVER, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE. A POSTAGE-PREPAID ENVELOPE IS ENCLOSED FOR THAT PURPOSE. ANY STOCKHOLDER ATTENDING THE MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.

                                        By Order of the Board of Directors




                                        Secretary


Dated:  January __, 1995

             SUBJECT TO COMPLETION, DECEMBER 22, 1994
                   PRELIMINARY PROXY MATERIALS

                   PROXY STATEMENT/PROSPECTUS
                       ------------------
                           PROSPECTUS
                               for
                 CALIFORNIA ENERGY COMPANY, INC.
                        -----------------
                         PROXY STATEMENT
                               for
                       MAGMA POWER COMPANY
                 Special Meeting of Stockholders

              Meeting To Be Held February __, 1995
                       ------------------
        This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Board of Directors of Magma Power Company, a Nevada corporation ("Magma"), for use at a Special Meeting of Stockholders of Magma to be held on January __, 1995, and at any and all adjournments or postponements thereof (the "Magma Special Meeting"). At the Magma Special Meeting, the stockholders of Magma will consider and vote upon the approval and adoption of the Agreement and Plan of Merger, dated as of December 5, 1994 (the "Merger Agreement"), among Magma, California Energy Company, Inc., a Delaware corporation ("CECI"), and CE Acquisition Company, Inc., a wholly owned subsidiary of CECI and a Delaware corporation ("CE Sub"). If the Merger Agreement is approved and the Merger is consummated, (i) each outstanding share of Magma common stock, par value $0.10 per share ("Shares"), will be converted into the right to receive (A) the Mixed Cash Component Amount (as defined below), net in cash, without interest thereon, and (B) the number of fully paid and nonassessable shares of common stock, par value $0.0675 per share, of CECI ("CECI Common Stock") equal to the quotient of (I) $39.00 less (II) the Mixed Cash Component Amount divided by the Average Closing Price (as defined below) ((A) and (B), collectively, as applicable, being the "Merger Consideration"). The "Mixed Cash Component Amount" shall mean an amount equal to the quotient of
(A) (x) $28.50 multiplied by the number of Shares outstanding at the Effective Time (as defined below) less (y) $39.00 multiplied by the number of Shares owned by CECI and any of its affiliates immediately prior to the Effective Time, divided by (B) the number of Shares outstanding at the Effective Time (other than Shares owned by CECI and any of its affiliates). The "Average Closing Price" shall mean the average closing price of CECI Common Stock on the New York Stock Exchange ("NYSE") during the 15 consecutive trading days ending on the fifth business day prior to the Effective Time; provided, however, that, for purposes of the calculation, if such average closing price exceeds $18.73, the Average Closing Price shall be deemed to be $18.73, and if such average closing price is less than $14.27, the Average Closing Price shall be deemed to be $14.27 (such proviso being referred to herein as the "Collar Provision").

        The foregoing formula for determining the consideration to be paid in the Merger was determined so that the consideration paid by CECI in the tender offer (the "Offer") by CE Sub pursuant to which CE Sub acquired 12,400,000 Shares for $39.00 per Share in cash (representing approximately 51% of the issued and outstanding Shares) and the Merger will consist, on a blended basis, of $28.50 per Share in cash and $10.50 per Share in market value of CECI Common Stock, based on the Average Closing Price and subject to the Collar Provision. The consideration to be paid in the Offer, including the terms of the Collar Provision, was negotiated on an arms' length basis between CECI and Magma. The purpose of the Collar Provision is to limit the number of shares of CECI Common Stock required to be issued in the Merger if the Average Closing Price is less than $14.27 and to establish a minimum number of shares of CECI Common Stock required to be issued in the Merger if the Average Closing Price exceeds $18.73.

        This Proxy Statement/Prospectus constitutes the Prospectus of CECI with respect to up to 17,700,000 shares of CECI Common Stock to be issued in connection with the Merger. On January __, 1995, the last reported sales price of CECI Common Stock on the NYSE was $_____.

        Holders of Shares outstanding at the close of business on January __, 1995 (the "Magma Record Date") are entitled to notice of, and to vote at, the Magma Special Meeting, but Shares can be voted at the meeting only if the record holder is present or represented by proxy.

        Approval and adoption of the Merger Agreement at the Magma Special Meeting requires the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon. For purposes of determining whether the Merger Agreement has received the required number of votes for approval, abstentions will be included in the vote totals with the result that an abstention has the same effect as a negative vote. In instances where nominee recordholders, such as brokers, are prohibited from exercising discretionary authority for the beneficial owners who have not returned a proxy, those Shares will not be included in the vote totals and, therefore, will have no effect on the vote. As a result of completion of the Offer pursuant to which CE Sub acquired 12,400,00 Shares for $39.00 per Share in cash (representing approximately 51% of the issued and outstanding Shares), CE Sub owns a sufficient number of Shares to approve the Merger without the affirmative vote of any other stockholder.

        All proxies that are properly executed and returned will be voted in accordance with the instructions noted thereon. ANY PROXY NOT SPECIFYING THE CONTRARY WILL BE VOTED IN FAVOR OF THE MERGER AGREEMENT. Any proxy may be revoked at any time before it is voted by giving written notice of such revocation to, or by filing a later dated proxy with, the Secretary of Magma. In addition, any proxy may be voided by attending the Magma Special Meeting and voting in person.

        All information contained herein with respect to Magma has been provided by Magma. All information contained herein with respect to CECI and CE Sub has been provided by CECI.
                _________________________________

        SEE "CERTAIN INVESTMENT CONSIDERATIONS" AND "SPECIAL FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BEFORE VOTING.
                _________________________________

        No person has been authorized to give any information or to make any representation not contained in, or incorporated by reference in, this Proxy Statement/Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized. Under the rules and regulations of the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), the proposal to approve the Merger Agreement constitutes an offer of CECI Common Stock to the holders of Shares. The delivery of this Proxy Statement/Prospectus does not constitute an offer to sell, or the solicitation of an offer to purchase, the securities offered hereby or a solicitation of a proxy in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Proxy Statement/Prospectus nor the issuance of any securities hereunder shall under any circumstances create any implication that there has been no change in the information regarding Magma or CECI set forth herein since the date hereof or incorporated by reference since the date hereof.

        This Proxy Statement/Prospectus and the related form of proxy for Magma is first being mailed to the respective stockholders of Magma on or about January __, 1995.

     NEITHER THIS TRANSACTION NOR THESE SECURITIES HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

The date of this Proxy Statement/Prospectus is January    , 1995.

                             AVAILABLE INFORMATION

        CECI has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement"), of which this Proxy Statement/Prospectus is a part, under the Securities Act, with respect to the CECI Common Stock. CECI and Magma have filed with the Commission a Rule 13e-3 Transaction Statement (including any amendments thereto, the "Schedule 13E-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Merger. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information contained in the Registration Statement and the Schedule 13E-3. For such information reference is made to the Registration Statement and the exhibits thereto and the Schedule 13E-3 and the exhibits thereto. Each summary in this Proxy Statement/Prospectus of information included in the Registration Statement and the Schedule 13E-3 or any exhibits thereto is qualified in its entirety by reference to such information or exhibit. Magma and CECI are subject to the informational requirements of the Exchange Act, and in accordance therewith each files reports, proxy statements and other information with the Commission. The Registration Statement and the Schedule 13E-3, as well as reports, proxy statements and other information filed by Magma and CECI with the Commission pursuant to the informational requirements of the Exchange Act, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 14th Floor, Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, material filed by CECI can be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which the shares of CECI Common Stock are listed at 20 Broad Street, New York, New York 10005, and at the offices of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California 94104 and 233 South Beaudry Avenue, Los Angeles, California 90012. Material filed by Magma can be inspected at the offices of the National Association of Securities Dealers, Inc. 1735 K Street, N.W., Washington, D.C. 20006.


             INCORPORATION OF DOCUMENTS BY REFERENCE

        Magma and CECI hereby incorporate into this Proxy Statement/Prospectus by reference the following documents previously filed with the Commission pursuant to the Exchange Act:

1. CECI's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "CECI 1993 10-K").

2. CECI's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994.

3. CECI's Current Reports on Form 8-K dated March 7, 1994, March 28, 1994, April 11, 1994, May 6, 1994, June 8, 1994, August 15, 1994, September 22, 1994,
September 30, 1994, October 6, 1994, October 26, 1994, November 22, 1994 and December 9, 1994.

4. CECI's description of CECI Common Stock contained in CECI's Registration Statement on Form 8-A pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

5. Magma's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "Magma 1993 10-K").

6. Magma's Quarterly Report on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994.

7. Magma's Current Reports on Form 8-K dated October __, 1994 and December 9, 1994.

        In addition, all reports and other documents filed by Magma and CECI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the Magma Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

        THIS PROXY STATEMENT/PROSPECTUS FORMS PART OF A REGISTRATION STATEMENT REGISTERING ONLY THE CECI COMMON STOCK OFFERED HEREBY.

        This Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The documents relating to CECI and Magma (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein) are available without charge upon written or oral request from any person, including any beneficial owner, to whom this Proxy Statement/Prospectus is delivered, to, in the case of documents relating to Magma, Magma Power Company, 4365 Executive Drive, Suite 900, San Diego, California 92121, Attention: Secretary (telephone no. (619) 622-7800), or, in the case of documents relating to CECI, California Energy Company, Inc., 10831 Old Mill Road, Omaha, Nebraska 68154, Attention: Secretary

(telephone no. (402) 330-8900). In order to ensure timely delivery of the documents, any request should be made by January __, 1995.

                               TABLE OF CONTENTS

                                                             Page

AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . . . .  4

INCORPORATION OF DOCUMENTS BY REFERENCE. . . . . . . . . . . . . .  4

SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
        Parties to the Merger. . . . . . . . . . . . . . . . . . .  8
        Time, Place and Date of Magma Special Meeting; Record Date  9
        Terms of Merger; Merger Consideration. . . . . . . . . . .  9
        Certain Investment Considerations. . . . . . . . . . . . . 12
        Recommendation of the Board of Directors of Magma. . . . . 12
        Opinions of Financial Advisors . . . . . . . . . . . . . . 12
        Required Vote. . . . . . . . . . . . . . . . . . . . . . . 12
        Interests of Certain Persons in the Merger . . . . . . . . 12
        Stock Exchange Listing . . . . . . . . . . . . . . . . . . 13
        Regulatory Approvals . . . . . . . . . . . . . . . . . . . 13
        Accounting Treatment . . . . . . . . . . . . . . . . . . . 13
        Dissenters' Rights . . . . . . . . . . . . . . . . . . . . 13
        Market Prices of CECI Common Stock . . . . . . . . . . . . 13
        Market Prices of Magma Common Stock. . . . . . . . . . . . 15

CAPITALIZATION OF CECI . . . . . . . . . . . . . . . . . . . . . . 17

COMPARISON OF CERTAIN UNAUDITED DATA . . . . . . . . . . . . . . . 18

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND
OPERATING DATA OF CECI . . . . . . . . . . . . . . . . . . . . . . 20

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA OF
  MAGMA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22

CERTAIN INVESTMENT CONSIDERATIONS. . . . . . . . . . . . . . . . . 24
        Investment Considerations Relating to CECI and Magma . . . 24
        Investment Considerations Relating to CECI . . . . . . . . 26
        Investment Considerations Relating to Magma. . . . . . . . 27

GENERAL INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . 29
        Purpose of Special Meetings. . . . . . . . . . . . . . . . 29
        Record Date; Voting Rights; Proxies. . . . . . . . . . . . 29
        Solicitation of Proxies. . . . . . . . . . . . . . . . . . 29
        Quorum . . . . . . . . . . . . . . . . . . . . . . . . . . 29
        Required Vote. . . . . . . . . . . . . . . . . . . . . . . 30

SPECIAL FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . 30
        Background of the Merger . . . . . . . . . . . . . . . . . 30
        Recommendation of the Board of Directors of Magma; Reasons
         for the Merger; Fairness of the Offer and the Merger  . . 33
        Opinions of Financial Advisors . . . . . . . . . . . . . . 35
        Financing of Merger Consideration. . . . . . . . . . . . . 39
        Certain Effects of the Merger: Operations After the Merger 40
        Federal Securities Law Consequences. . . . . . . . . . . . 41
        Accounting Treatment . . . . . . . . . . . . . . . . . . . 42
        Stock Exchange Listing . . . . . . . . . . . . . . . . . . 42
        Dissenters' Rights . . . . . . . . . . . . . . . . . . . . 42

THE MERGER AGREEMENT . . . . . . . . . . . . . . . . . . . . . . . 44
        General. . . . . . . . . . . . . . . . . . . . . . . . . . 44
        The Merger . . . . . . . . . . . . . . . . . . . . . . . . 44
        Effective Time . . . . . . . . . . . . . . . . . . . . . . 44
        Terms of the Merger. . . . . . . . . . . . . . . . . . . . 45
        Acquisition Designees. . . . . . . . . . . . . . . . . . . 46
        Surrender and Payment. . . . . . . . . . . . . . . . . . . 47
        Fractional Shares. . . . . . . . . . . . . . . . . . . . . 47
        Conditions to Consummation of the Merger . . . . . . . . . 47
        Representations and Warranties . . . . . . . . . . . . . . 48
        Conduct of Business by Magma and CECI Pending the Merger . 48
        Indemnification. . . . . . . . . . . . . . . . . . . . . . 50
        Termination; Fees and Expenses . . . . . . . . . . . . . . 50
        Amendment. . . . . . . . . . . . . . . . . . . . . . . . . 52

MARKET PRICES OF AND DIVIDENDS ON CAPITAL STOCK OF CECI. . . . . . 53

MARKET PRICES OF AND DIVIDENDS ON CAPITAL STOCK OF MAGMA . . . . . 55

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION. . . . . . 57
        Selected Historical Consolidated Financial and Operating
         Data of CECI  . . . . . . . . . . . . . . . . . . . . . . 57
        Selected Historical Consolidated Financial and Operating
         Data of Magma . . . . . . . . . . . . . . . . . . . . . . 59
        Pro Forma Unaudited Condensed Combined Financial Data. . . 61
         Pro Forma Unaudited Condensed Combined Balance Sheet. . . 62
         Pro Forma Unaudited Condensed Combined Statements of
          Earnings   . . . . . . . . . . . . . . . . . . . . . . . 63
         Notes To Pro Forma Unaudited Condensed Combined
           Financial Data  . . . . . . . . . . . . . . . . . . . . 64

COMPARISON OF STOCKHOLDER RIGHTS . . . . . . . . . . . . . . . . . 67

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
 OF MAGMA . . . . . . . . . . . . . . . . . . . . . . . . . . . .  70

OTHER MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . 72

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . 72

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 73

STOCKHOLDER PROPOSALS. . . . . . . . . . . . . . . . . . . . . . . 73

Annex A - Agreement and Plan of Merger . . . . . . . . . . . . . . 74
Annex B - Opinion of Goldman, Sachs & Co.. . . . . . . . . . . . . 74
Annex C - Opinion of Gleacher & Co. Inc. . . . . . . . . . . . . . 74
Annex D - Statutory Provisions of NGCL Regarding Dissenters'
 Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 74

                            SUMMARY

        The following is a brief summary of the more detailed information contained in this Proxy Statement/Prospectus ("Proxy Statement") with respect to the Merger Agreement attached hereto as Annex A and the transactions contemplated thereby. This Summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Proxy Statement, the Annexes hereto and other documents referred to in this Proxy Statement. Terms used but not defined in this Summary have the meanings ascribed to them elsewhere in this Proxy Statement. Cross references in this Summary are to the captions of sections of this Proxy Statement.

        Stockholders of Magma should read carefully this Proxy Statement and the Annexes hereto in their entirety.

Parties to the Merger

        CECI and CE Sub. CECI, together with its subsidiaries, is primarily engaged in the exploration for and development of geothermal resources and the development, ownership and operation of environmentally responsible independent power production facilities worldwide utilizing geothermal resources or other energy sources, such as hydroelectric, natural gas, oil and coal. CECI was an early participant in the domestic independent power market and is now one of the largest geothermal power producers in the United States. CECI is also actively pursuing opportunities in the international independent power market. For the year ended December 31, 1993 and the nine months ended September 30, 1994, CECI had revenues of $149.3 million and $139.2 million, respectively, and net income of $47.2 million and $29.4 million, respectively. As of September 30, 1994, CECI had cash and short-term investments of $316.3 million.

        Kiewit Energy Company ("Kiewit Energy"), a wholly owned subsidiary of Peter Kiewit Sons', Inc. ("PKS"), is an approximate 43% stockholder (on a fully-diluted basis) in CECI. PKS, a Delaware corporation, is a large employee-owned company which had approximately $2.2 billion in revenues in 1993 from its interests in construction, mining, energy and telecommunications. PKS is one of the largest construction companies in North America and has been in the construction business since 1884. PKS is a joint venture participant in a number of CECI's international private power projects.

        The principal executive offices of CECI and CE Sub are located at 10831 Old Mill Road, Omaha, Nebraska 68154 and their telephone number is (402) 330-8900. CE Sub is a wholly owned subsidiary of CECI and has not conducted any business except in connection with the Offer. CECI and CE Sub were incorporated in 1971 and 1994, respectively, under the laws of the State of Delaware. The principal executive offices of PKS are located at 1000 Kiewit Plaza, Omaha, Nebraska 68131, and its telephone number is (402) 342-2052. PKS was incorporated in 1941 under the laws of the State of Delaware.

        Magma. Magma is principally engaged in the generation of electricity from geothermal resources, and in the acquisition of, exploration for and development of geothermal resources. The principal executive office of Magma is located at 4365 Executive Drive, Suite 900, San Diego, California 92121 and its telephone number is (619) 622-7800. For the year ended December 31, 1993 and the nine months ended September 30, 1994, Magma had revenues of $167.1 million and $146.1 million, respectively, and net income of $52.1 million and $46.8 million, respectively.

Time, Place and Date of Magma Special Meeting; Record Date

        The Magma Special Meeting. The Magma Special Meeting will be held at a.m., Nebraska time, on January __, 1995 at _____________________________ in
Omaha, Nebraska. Only holders of Shares of record at the close of business on January __, 1994, the Magma Record Date, are entitled to vote at the Magma Special Meeting or any adjournment or postponement thereof.

Terms of Merger; Merger Consideration

        The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Annex A and incorporated herein by reference. Stockholders of Magma are urged to read the Merger Agreement in its entirety.

        General. CECI, CE Sub and Magma have entered into the Merger Agreement, providing for, among other things, the Offer and the Merger. Pursuant to the Offer, on January __, 1995, CECI completed its purchase of 12,400,000 Shares at a price of $39 per Share in cash. Pursuant to the Merger Agreement, CE Sub will, as soon as practicable following consummation of the Offer, consummate the Merger.

        Merger Consideration. Upon the effectiveness of the Merger, each outstanding Share (other than Shares held by CECI, CE Sub or any other direct or indirect subsidiary of CECI, Shares held in the treasury of Magma and Shares held by stockholders who properly exercise dissenters' rights under the Nevada General Corporation Law (the "NGCL")) will be converted into the right to receive (A) the Mixed Cash Component Amount, net in cash, without interest thereon, and (B) the number of fully paid and nonassessable shares of CECI Common Stock equal to the quotient of (I) $39.00 less (II) the Mixed Cash Component Amount divided by the Average Closing Price ((A) and (B), collectively, as applicable, being the "Merger Consideration").

        The foregoing formula for determining the consideration to be paid in the Merger was determined so that the consideration paid by CECI in the Offer and the Merger will consist, on a blended basis, of $28.50 per Share in cash and $10.50 per Share in market value of CECI Common Stock, based on the Average

Closing Price and subject to the Collar Provision. The consideration to be paid in the Offer and the Merger, including the terms of the Collar Provision, was negotiated on an arms' length basis between CECI and Magma. The purpose of the Collar Provision is to limit the number of shares of CECI Common Stock required to be issued in the Merger if the Average Closing Price is less than $14.27 and to establish a minimum number of shares of CECI Common Stock required to be issued in the Merger if the Average Closing Price exceeds $18.73.

        CECI estimates that approximately an additional $202.3 million will be required to effectuate the Merger. CE Sub will obtain such funds through borrowings from commercial banks and other financial institutions, and through a capital contribution by CECI from CECI's general corporate funds, which at September 30, 1994 aggregated $316.3 million. CECI anticipates that approximately one-half of the cash required to purchase Shares pursuant to the Offer and the Merger will be provided through a secured bank credit facility on terms and conditions to be determined.

        Termination. The Merger Agreement provides that it may be terminated at any time before the Effective Time in the following circumstances: (a) by mutual consent of the Board of Directors of CECI (the "CECI Board") and the Board of Directors of Magma (the "Magma Board"); or (b) by Magma or CECI if the Effective Time shall not have occurred on or prior to September 30, 1995; or
(c) by either CECI or Magma if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties hereto shall use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or (d) by CECI if (i) Magma's Board withdraws, modifies or changes its recommendation of the Merger Agreement or any of the transactions contemplated thereby or shall have resolved to do any of the foregoing or (ii) Magma's Board recommends to the holders of Shares any proposal with respect to a merger, consolidation, share exchange or similar transaction involving Magma or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement; or (e) by CECI if, without Magma's consent, any person has acquired beneficial ownership or the right to acquire beneficial ownership of or any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) has been formed which beneficially owns, or has the right to acquire beneficial ownership of, more than 10% of the Shares; or (f) by Magma or CECI if (i) a corporation, partnership, person or other entity or group shall have made a bona fide offer that Magma's Board determines in its good faith judgment and in the exercise of its fiduciary duties, after consultation with and based upon the advice of its financial and legal advisors, is more favorable to Magma's stockholders than the Offer and the Merger or any person (including, without limitation, Magma or any affiliate thereof), other than CECI or any affiliate of CECI, shall have become the beneficial owner of more than 50% of the then outstanding Shares; or (g) by either CECI or Magma if the other party shall have breached the Merger Agreement in any material respect and such breach continues for a period of ten days after the receipt of notice of the breach from the nonbreaching party.

        Termination Fee For CECI. The Merger Agreement provides that if it is terminated pursuant to clauses (d) or (f) or terminated by CECI pursuant to clause (g) of the preceding paragraph, Magma will be required to pay CECI a termination fee of $8,000,000 plus CECI's actual documented out-of-pocket expenses incurred since September 13, 1994 in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, legal and professional fees and expenses.

        Termination Fee For Magma. The Merger Agreement provides that if by December 19, 1994, CECI has not delivered to Magma either a revised Commitment Letter (as defined below) or definitive loan documentation reflecting the financing contemplated by such Commitment Letter which, in each case, (i) does not contain any due diligence conditions regarding CECI and Magma and its subsidiaries and (ii) has a definition of "material adverse effect" and/or "material adverse change" that substantially conforms in all material respects with the definition of Material Adverse Effect (other than as provided in subclause (i) of the definition provided below) contained in the Merger Agreement with respect to CECI and Magma, then CECI will be required to pay Magma a termination fee of $8,000,000 if (i) the Offer expires or is terminated without CE Sub having accepted for payment the Shares tendered pursuant thereto, or (ii) the Merger Agreement is terminated by either CECI or Magma because the Offer has not been consummated by February 28, 1995 ((i) and (ii) collectively, the "Offer Termination Events"); provided, however, that the $8,000,000 termination fee will not be required to be paid if failure to consummate the Offer results from one or more of the following: (i) a Material Adverse Effect with respect to Magma shall exist or shall have occurred and be continuing on or prior to the relevant Offer Termination Event; (ii) Magma shall have materially breached the Merger Agreement and CECI shall have terminated the Merger Agreement pursuant to clause (h) of the paragraph entitled "Termination" above; or (iii) generally accepted accounting principles would require a restatement of Magma's audited financial statements contained in the Company SEC Reports (as defined in the Merger Agreement).

        When used in connection with CECI and CE Sub, the term "Material Adverse Effect" means any change or effect, when taken together with all other adverse changes and effects relating to CECI or CE Sub, which are not individually or in the aggregate deemed to have a Material Adverse Effect, that is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) of CECI and its subsidiaries taken as a whole; provided, however, that the occurrence of any or all of the following shall not constitute a Material Adverse Effect: (i) any change in any law applicable to CECI or any CECI subsidiary or by which any property or asset of CECI or any CECI subsidiary is bound, (ii) a failure to receive any contract for which CECI or any CECI subsidiary has submitted or will submit a competitive bid, (iii) the loss of any contract or arrangement (whether by revocation, lapse or invalidity) with respect to a project that CECI or a CECI subsidiary has under development, other than any such loss resulting from a breach by CECI of the representations and warranties set forth in Section 3.22 or 3.23 of the Merger Agreement (relating to the status of CECI's development and construction projects and its operating projects), (iv) a failure to close any public or private financing of any project in which CECI or any CECI subsidiary owns a direct or indirect interest or (v) the termination of the employment of any employee, officer, director or consultant of CECI or any CECI subsidiary.

        When used in connection with Magma or any of its subsidiaries, the term "Material Adverse Effect" means any change or effect, when taken together with all other adverse changes and effects relating to Magma and its subsidiaries, that is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) of Magma and the subsidiaries taken as a whole; provided, however, that the occurrence of any or all of the following shall not constitute a Material Adverse Effect:
(i) any change in any law applicable to Magma or any subsidiary or by which any property or asset of Magma or any subsidiary is bound, (ii) a failure to receive any contract or award for which Magma or any subsidiary has submitted or will submit a competitive bid, (iii) the loss of any contract or arrangement (whether by revocation, lapse or invalidity) with respect to a project that Magma or any subsidiary has under development, other than any such loss related to the Malitbog project or the Fish Lake project and other than any such loss resulting from a breach by Magma of the representations and warranties set forth in Sections 4.22 and 4.23 of the Merger Agreement (relating to the status of Magma's development and construction projects and its operating projects),
(iv) an unfavorable ruling by the California Public Utilities Commission ("CPUC") with respect to Magma's California plants under the pending Biennial Resource Plan Update ("BRPU"), (v) a loss of, or unfavorable ruling in, Magma's pending litigation against Southern California Edison Company ("SCE"), but only insofar as such litigation seeks to increase the energy price payable for deliveries over nameplate capacity and not insofar as any unfavorable ruling affects the validity or enforceability of any contract subject thereto or the enforceability of any material term thereof, (vi) a failure to close any public or private financing of any project in which Magma or any subsidiary owns a direct or indirect interest (other than as a result of a loss with respect to the Malitbog project or the Fish Lake project or as a result of a breach by Magma of the representations and warranties set forth in Section 4.22 or 4.23 of the Merger Agreement (relating to the status of Magma's development and construction projects and its operating projects)), or (vii) the termination of the employment of any employee, officer, director or consultant of Magma or any Magma subsidiary.

Certain Investment Considerations

        Holders of Shares, in reaching a decision regarding the proposal to approve and adopt the Merger Agreement, should consider carefully certain factors set forth herein under the heading "Certain Investment Considerations." Factors to be considered relating to CECI and Magma include the following: (i) the potential for fluctuation of value of the Merger Consideration, (ii) the effects of combining the companies and the accompanying high leverage, (iii) the existence of a controlling stockholder, (iv) development uncertainty, (v) competition, (vi) the impact of environmental regulations, (vii) exploration, development and operation uncertainties of geothermal energy resources, and
(viii) antitrust issues.

        The following additional factors relating to CECI also should be considered by the holders of Shares: (i) the present dependence on large customers, and (ii) the shares of CECI Common Stock eligible for future sale.

        The following additional factors relating to Magma also should be considered by the holders of Shares: (i) interests of certain persons in the Merger, (ii) contract risks, and (iii) reliance by Magma on a single customer, reservoir and transmission line.

Recommendation of the Board of Directors of Magma

        On December 5, 1994, the Magma Board unanimously approved (with two directors absent) the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of Magma. The Magma Board recommended that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Opinions of Financial Advisors

        On December 5, 1994, Goldman Sachs delivered its oral opinion (which was subsequently confirmed in writing) to the Magma Board that, as of December 5, 1994, the Consideration (as defined below) to be received by the holders of the Shares in the Offer and the Merger, taken as a unitary transaction, was fair to the holders of Shares receiving such Consideration (other than CECI and its affiliates). A copy of the written opinion of Goldman Sachs, dated December 9, 1994, which sets forth a description of the assumptions made, matters considered and limits of its review, is attached to this Proxy Statement as Annex B.

        On December 7, 1994, Gleacher & Co. Inc. ("Gleacher") delivered a written opinion, dated December 6, 1994, to the CECI Board that, as of December 5, 1994, the consideration to be paid by CECI in the Offer and the Merger is fair to CECI from a financial point of view. A copy of the written opinion of Gleacher, dated December 6, 1994, which sets forth a description of the assumptions made, matters considered and limits of its review, is attached to this Proxy Statement as Annex C.

Required Vote

        An affirmative vote approving and adopting the Merger Agreement at the Magma Special Meeting by the holders of a majority of the outstanding Shares entitled to vote thereon is required to consummate the Merger. As a result of the completion of the Offer pursuant to which CE Sub acquired 12,400,00 Shares for $39.00 per Share in cash (representing approximately 51% of the issued and outstanding Shares), CE Sub owns a sufficient number of Shares to approve the Merger without the affirmative vote of any other stockholder.

Interests of Certain Persons in the Merger

        In considering the recommendation of the Magma Board with respect to the Merger Agreement and the transactions contemplated thereby, stockholders should be aware that certain members of Magma's management and the Magma Board have certain interests in the Merger that are in addition to the interests of Magma stockholders generally. See "SPECIAL FACTORS -- Investment Considerations Relations to Magma -- Interests of Certain Persons in the Merger."

Stock Exchange Listing

        It is a condition to the Merger that the shares of CECI Common Stock to be issued in connection with the Merger be authorized for listing on the NYSE. Application will be made to list CECI Common Stock to be issued pursuant to the Merger on such exchange.

Regulatory Approvals

        CECI, CE Sub and Magma know of no federal or state regulatory requirements that must be complied with or approvals that must be obtained in order to consummate the Merger, other than the filing of the Certificate of Merger or the Merger Agreement with the Secretaries of State of Delaware and Nevada.

Accounting Treatment

        The Merger will be accounted for under the purchase method of accounting.

Dissenters' Rights

        Holders of Shares have the right to dissent from the Merger and, subject to certain conditions, receive payment of the "fair value" of their Shares, as provided in Sections 471 through 502 of the NGCL. Fair value shall be determined as of the day before the Merger, excluding any appreciation or depreciation in anticipation of the Merger. In order to perfect dissenters' rights, a stockholder (i) must deliver to Magma, before the vote on the Merger is taken, written notice of his intent to demand payment for his Shares if the Merger is effectuated; (ii) must not vote his Shares in favor of the Merger; and (iii) within a specified number of days after receipt from Magma of a notice to dissenters that the Merger was effectuated, must demand payment, certify when he acquired beneficial ownership of his Shares and deposit his Share certificates in the manner set forth in the notice. Within 30 days of receipt of payment or offered payment, a dissenting stockholder may notify Magma in writing of his own estimate of the fair value of his Shares and the amount of interest due, and demand payment of his estimate, less any previous payment. If a demand for payment remains unsettled, Magma must commence a proceeding within 60 days of receipt of the demand and petition the court to determine the fair value of the shares and accrued interest. See "SPECIAL FACTORS--Dissenters' Rights."

Certain Federal Income Tax Consequences

        The conversion of Shares into the Merger Consideration will be a taxable transaction for federal income tax purposes and may also be taxable under applicable state, local and other tax laws. For federal income tax purposes, a holder of Shares will generally recognize gain or loss upon the Merger in an amount equal to the difference between the fair market value of the Merger Consideration and the holders adjusted tax basis in such Shares. See "SPECIAL FACTORS--Federal Income Tax Consequences."

Market Prices of CECI Common Stock

        CECI Common Stock is listed for quotation on the NYSE under the symbol "CE." The following table sets forth the quarterly high and low last reported sales price of the CECI Common Stock for the fiscal quarters indicated.



                 High   Low
Fiscal Year Ended
December 31, 1991:
First Quarter   $14.00  $7.00
Second Quarter  15.00   10.88
Third Quarter   16.00   12.38
Fourth Quarter  16.63   13.75
Fiscal Year Ended
December 31, 1992:
First Quarter   16.25   11.63
Second Quarter  13.25   11.50
Third Quarter   13.00   11.38
Fourth Quarter  17.38   11.88

Fiscal Year Ended
December 31, 1993:
First Quarter   21.75   16.38
Second Quarter  20.25   16.88
Third Quarter   18.50   15.75
Fourth Quarter  20.25   17.88
Fiscal Year Ending
December 31, 1994:
First Quarter   19.50   16.75
Second Quarter  18.13   15.75
Third Quarter   17.75   15.75
Fourth Quarter
(through
December 19)    17.13   15.38
Fiscal Year Ending December 31, 1995:
First Quarter (through January __)


        On September 19, 1994, the day of CECI's issuance of its press release announcing the transmission of a letter to Magma containing a proposal to acquire Magma in a transaction in which stockholders would receive cash and shares of CECI Common Stock having a combined cash and market value of $35 per share, the reported closing price for CECI Common Stock was $16.875. On December 2, 1994, the last full trading day prior to the announcement that the Merger Agreement had been executed, the closing stock price for CECI Common Stock was $16.50. On January __, 1995, the last full trading day for which quotations were available at the time of printing of this Proxy Statement, the closing stock price for CECI Common Stock was ____. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT QUOTATIONS FOR THE CECI COMMON STOCK.

Market Prices of Magma Common Stock

        The Shares are listed for quotation on the Nasdaq National Market ("NNM") under the symbol "MGMA." The following table sets forth the quarterly high and low last reported sales price of Shares for the fiscal quarters indicated.

                  High  Low
Fiscal Year Ended
December 31, 1991:
First Quarter   $33.50  $22.50
Second Quarter  34.25   28.50
Third Quarter   30.00   22.75
Fourth Quarter  27.50   23.25
Fiscal Year Ended
December 31, 1992:
First Quarter   27.25   21.00
Second Quarter  25.75   19.25
Third Quarter   24.75   19.75
Fourth Quarter  32.25   19.75
Fiscal Year Ended
December 31, 1993:
First Quarter   40.00   30.75
Second Quarter  41.50   30.75
Third Quarter   39.00   29.75
Fourth Quarter  40.50   30.00
Fiscal Year Ending
December 31, 1994:
First Quarter   35.25   30.75
Second Quarter  33.25   28.00
Third Quarter   35.25   26.50
Fourth Quarter
(through
December 19)    37.50   34.25
Fiscal Year Ending December 31, 1995:
First Quarter (through January __)



        On September 19, 1994, the day of CECI's issuance of its press release announcing the transmission of a letter to Magma containing a proposal to acquire Magma in a transaction in which holders of Shares would receive cash and shares of CECI Common Stock having a combined cash and market value of $35 per Share, the reported closing sale price on the NNM was $27.50. On December 2, 1994, the last full trading day prior to the announcement that the Merger Agreement had been executed, the last reported sales price for Shares was $35.50. On January __, 1995, the last full trading day for which quotations were available at the time of printing of this Proxy Statement, the last reported sales price for the Shares was ____. HOLDERS OF SHARES ARE URGED TO OBTAIN CURRENT QUOTATIONS FOR THE SHARES.

                    CAPITALIZATION OF CECI

        The following table sets forth (i) the consolidated capitalization of CECI as of September 30, 1994 and (ii) the consolidated pro forma capitalization of CECI as adjusted to reflect the purchase by CE Sub of all the Shares and the issuance by CECI of shares of CECI Common Stock offered pursuant to a prospectus to be filed with the Commission. The following table should be read in conjunction with the other pro forma financial information contained in this Proxy Statement and the consolidated financial statements and notes thereto of CECI incorporated by reference herein and the consolidated financial statements and notes thereto of Magma which are not included herein.

                                                        At September 30, 1994
                                                CECI      Magma         Pro Forma       Pro Forma
                                                                        Adjustments     Combined
                                                        (In thousands except per share amounts)
Debt:
Construction loans. . . . .             $        21,079 $       -       $       --      $    21,079
Project loans .                                 233,080     188,969             --          422,049
Senior discount notes                           421,375         --              --          421,375
Convertible subordinated debenture              100,000         --              --          100,000
Other long term liabilities                      --          12,354          500,000        512,354
                                        ---------------  ----------     ------------     ----------
                                                775,534     201,323          500,000      1,476,857
Redeemable preferred stock                      62,350          --              --           62,350

Stockholders' Equity:
CECI preferred stock -- Series A of no
        par value; authorized 2,000 shares      --              --      --      --
CECI Common Stock of $0.0675 par
        value; authorized 60,000 shares; Issued
        32,230 shares--actual; 47,529
        shares--as adjusted                     2,407           --               802          3,209
Magma common stock of $0.10 par value;
        authorized 30,000 shares;
        24,043 issued                           --              2,401         (2,401)           --
Additional paid in capital                      100,000       142,765         49,350        292,115
Unrealized gain from marketable securities      --               (677)           677            --
Retained earnings                               136,769       250,797       (250,797)       136,769
Less treasury stock - 3,420 shares
at cost                                         (59,516)          --          59,516             --
Total stockholders' equity                      179,660       395,286       (142,853)       432,093
                                             ----------      --------       ---------    ----------
                                             $1,017,544      $596,609       $357,147     $1,971,300
                                             ==========      ========       =========    ==========

The accompanying notes to the pro forma unaudited condensed combined financial data are an integral part of these statements.

                     COMPARISON OF CERTAIN UNAUDITED DATA

        The following table contains certain unaudited comparative data related to common stockholders' equity, cash dividends declared, and revenues and earnings (i) on a historical basis for CECI and Magma, (ii) on a pro forma combined basis of CECI and (iii) on an equivalent pro forma basis per Share assuming that each Share is converted into 1.337 shares of CECI Common Stock. Such information is based upon the acquisition of Magma being accounted for under the purchase method of accounting. The information shown below should be read in conjunction with the consolidated historical financial statements and notes thereto of CECI and Magma, which are incorporated by reference herein, and the selected historical and pro forma financial data, including the notes thereto, appearing elsewhere in this Proxy Statement. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "PRO FORMA UNAUDITED CONDENSED COMBINED FINANCIAL DATA."

                                                                 Pro Forma         Pro Forma
                                  CECI          Magma            Adjustment        Combined
                                        (In thousands, except per share amounts)
Operating Data:
(Year Ended December 31, 1993)
Total revenue                   $  149,253      $167,138        $ (10,547)      $   305,844
Net income from continuing
operations available to
common shareholders             $    38,444     $ 52,135        $ (47,745)      $    42,834
Net income from continuing
operations available to
common shareholders per
common share
Assuming no dilution            $    1.00       $2.17           $    --         $     0.80
Assuming full dilution          $    1.00       $2.17           $    --         $     0.79
Weighted average number of
common shares                      38,485       24,063               --              53,784
Dividends per share             --              --                   --               --

Operating Data:
(Nine Months Ended
September 30, 1994)
Total revenue                   $  139,188      $146,104        $   (7,910)     $   277,382
Net income from continuing
operations available to
common shareholders             $    27,688     $ 46,843        $ (35,808)      $    38,723
Net income from continuing
operations available to
common shareholders
per common share
Assuming no dilution            $    0.77       $1.95           $     --        $     0.75
Assuming full dilution          $    0.76       $1.95           $     --        $     0.73
Weighted average number of
common shares                      36,174       24,017                --            51,473
Dividends per share                     --        --                  --              --

Balance Sheet Data:
(September 30, 1994)
Total assets                    $1,087,064     $630,422         $ 515,147        $ 2,232,633
Total indebtedness                 775,534      201,323           500,000          1,476,857
Redeemable preferred stock          62,350         --                --               62,350
Common stockholders' equity        179,660      395,286          (142,853)           432,093
Book value per common share           5.57        16.44              --                 9.09





                                  Year Ended            Nine Months Ended
                                December 31, 1993       September 30, 1994
Pro Forma Combined Equivalent
Per Share Data:(1)
Earnings per equivalent share
  from continuing operations
Assuming no dilution                    $1.07                   $1.00
Assuming full dilution                  $1.06                   $0.98
Dividends per equivalent share            --                       --
Book value per equivalent share
  at September 30, 1994                                 $12.15

- ---------------
(1) Magma shareholders receiving common stock equivalents of the Company as displayed above will also receive a portion of their consideration in cash, which can be reinvested.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND
                            OPERATING DATA OF CECI

        The following table sets forth selected historical consolidated financial and operating data, which should be read in conjunction with CECI's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of CECI incorporated by reference to CECI's Annual Report on Form 10-K for the year ended December 31, 1993 and to CECI's Quarterly Report on Form 10-Q for the quarters ended September 30, 1993 and 1994. The unaudited consolidated financial statements of CECI as of and for the nine months ended September 30, 1993 and 1994 reflect all adjustments necessary, in the opinion of management, (consisting only of normal recurring adjustments) for a fair presentation of such financial data. The selected consolidated data as of and for each of the five years in the period ended December 31, 1993 have been derived from the audited historical consolidated financial statements of CECI.

                                                                        Nine Months
                                                                        Ended
                                    Year Ended December 31,             September 30,
                                1989    1990    1991    1992    1993    1993     1994
                                ------------------------------------    -------------
                                        (In thousands, except per share amounts)
Statement of Operations Data:

Sales of electricity            $43,010 $89,026 $104,155$115,087$129,861$99,398 $115,357
Sales of steam                  --      --       2,029   2,255   2,198  1,648     1,851
Interest and other income       5,386   7,787    9,379   10,187  17,194  12,294  21,980
                                ------  ------  ------- ------- ------- -------
Total revenue                   48,396  96,813  115,563 127,529 149,253 113,340 139,188
Plant operations, general and
 administrative and royalties   13,615  37,412  41,506  45,183  46,794  34,019  41,321
Income before depreciation,
 amortization, interest,
 income taxes, extraordinary item
 and cumulative effect of change
 in accounting principle (1)    34,781  59,401  74,057  82,346  102,459 79,321  97,867
Depreciation and amortization   6,605   13,372  14,752  16,754  17,812  13,044  15,439
Interest expense, net of
 capitalized interest           15,125  30,464  24,439  14,860  23,389  17,171  36,962
Provision for income taxes      2,715   3,522   8,284   11,922  18,184  14,295  14,067
Income before extraordinary item
 and cumulative effect of change
 in accounting principle (1)    10,336  12,043  26,582  38,810  43,074  34,811  31,399
Extraordinary
 item-refinancing (2)           --      --      --      (4,991)    --     --    (2,007)
Cumulative effect of change in
 accounting principle (3)       --      --      --      --      4,100   4,100   --
Net income (1)                  10,336  12,043  26,582  33,819  47,174  38,911  29,392
Preferred dividends (paid
 in kind)                       --      --      --      4,275   4,630   3,429   3,711
Net income available to common
 stockholders                   10,336  12,043  26,582  29,544  42,544  35,482  25,681
Income per share before
 extraordinary item and
 cumulative effect of change
 in accounting principle (1)
Assuming no dilution            0.38    0.44    0.75    0.92    1.00    0.81    0.77
Assuming full dilution (4)      0.38    0.44    0.75    0.92    1.00    0.81    0.76
Extraordinary item per share (2) --     --      --     (0.13)   --      --     (0.06)
Cumulative effect of change in
 accounting principle per
 share (3)                      $  --   $  --   $  --   $  --   $0.11   $0.11   $  --





                                                                        Nine Months
                                                                        Ended
                                    Year Ended December 31,             September 30,
                                1989    1990    1991    1992    1993    1993     1994
                                ------------------------------------    --------------
                                        (In thousands, except per share amounts)
Net income per share
Assuming no dilution            0.38    0.44    0.75    0.79    1.11    0.92    0.71
Assuming full dilution (4)      0.38    0.44    0.75    0.79    1.11    0.92    0.70
Weighted average shares
 outstanding (5)                27,019  27,254  35,471  37,495  38,485  38,436  36,174
Capital expenditures            124,749 32,514  68,377  32,446  87,191  64,250  78,892

                                                  December 31,                                             September 30,
                        ------------------------------------------------------------------------        --------------------
                        1989            1990            1991            1992            1993            1993            1994
Balance Sheet Data:
Property-power
 plant, net             $302,514        $321,303        $373,948        $389,646        $458,974        $440,527        $522,268
Total assets            349,282         393,853         517,994         580,550         715,984         710,659         1,087,064
Total debt              260,120         270,738         257,038         299,334         382,610         390,972         775,534
Preferred stock         --              4,705           54,705          54,350          58,800          57,650          62,350
Stockholders' equity    42,163          55,088          143,128         168,764         211,503         206,675         179,660

______________
(1) The Navy I Plant commenced operation prior to 1989 and the BLM and Navy II Plants commenced commercial operation in February 1989 and January 1990, respectively. The Desert Peak, Nevada facility and the Roosevelt Hot Springs, Utah steam field were acquired in March and January 1991, respectively.
(2) The refinancing of CECI's three largest domestic projects located at the Naval Air Weapons Station at China Lake, California (collectively, the "Coso Project") resulted in an extraordinary item in 1992 in the amount of $5.0 million, after the tax effect of $1.5 million. The defeasance of the Senior Notes resulted in an extraordinary item in 1994 in the amount of $2.0 million, after the tax effect of $1.0 million.
(3) On January 1, 1993, CECI adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"), which resulted in a cumulative adjustment to net income of $4.1 million in 1993.
(4) Fully diluted earnings per share reflects the dilutive effect of convertible subordinated debentures as if they were converted at the beginning of the reporting period.
(5) The number of shares outstanding is calculated by using the treasury stock method.

    SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA OF MAGMA

        The following information concerning Magma is excerpted from Magma's Annual Report on Form 10-K for the year ended December 31, 1993 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1994.

        The selected financial data set forth below with respect to Magma's statements of operations for each of the five years in the period ended December 31, 1993 and the balance sheets of Magma as of December 31, 1989 through 1993 are derived from the consolidated financial statements of Magma that have been audited by Coopers & Lybrand, independent certified public accountants. The selected financial data set forth below with respect to Magma's statements of operations for the nine-month period ended September 30, 1994 and 1993 and, with respect to the balance sheet of Magma as of September 30, 1994, have been derived from the unaudited consolidated financial statements of Magma, which, in the opinion of management, reflect all adjustments necessary (consisting only of normal recurring adjustments) for a fair presentation of such financial data.

        The selected financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and other financial information included in Magma's Annual Report on Form 10-K for the year ended December 31, 1993 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 incorporated herein by reference.


                                                                   Nine Months
                                Year Ended December 31,         Ended September 30,
                        1989    1990     1991    1992     1993      1993         1994
                           (In thousands, except per share data and percentages)
Statement of Operations Data:
Total revenues        $63,103  $ 85,599 $94,891 $108,966 $167,138   $124,781    $146,104
Operating revenues(1)  56,743    76,893  84,135  100,313  162,943    121,146     142,238
Income from operations 26,892    36,694  41,204   49,667   74,913     57,957      67,915
Income before
 cumulative effect of
 accounting change     22,295    30,166  33,941   36,358   52,135     39,469      46,843

Cumulative effect of
 change in accounting
 for income taxes          --        --      --   17,833(2)    --         --          --
Net income. .          22,295    30,166  33,941   54,191   52,135     39,469      46,843
Return on revenues      35.3%     35.2%   35.8%   33.4%(3)  31.2%      31.6%       32.1%
Capital expenditures  $43,762   $ 7,054 $15,711 $ 12,043  $  8,434   $  5,718    $  8,854
Return on average
stockholders' equity    16.1%     17.6%   16.2%   14.3%(3)  16.4%      13.0%       12.5%
Weighted average
 shares outstanding. . 21,999    22,898  23,611   22,936   24,063     24,037      24,017
Income before
 cumulative effect
 of accounting change
 per common share
 Assuming no dilution   $1.01    $1.32  $1.44     $1.59   $2.17       $1.64       $ 1.95
 Assuming full
  dilution(4)            0.96     1.32   1.44      1.52    2.17        1.64         1.95
Income per common
 share
 Assuming no dilution    1.01     1.32   1.44      2.36(2) 2.17        1.64         1.95
 Assuming full
 dilution(4)             0.96     1.32   1.44      2.27(2) 2.17        1.64         1.95

                                                                     September
                                       December 31,                     30,
                        1989       1990    1991     1992     1993      1994
                                                (In thousands)
Balance Sheet Data:
Property, plant and
 equipment, net .    $124,062(5) $120,125 $118,541 $113,922 $265,215 $256,561
Exploration and
 development
 costs, net . . .      46,681     44,782    48,644    52,001 107,069  104,271
Total assets          282,624     325,131  353,788   396,650 611,311  630,422
Long-term
 obligations(6)        98,212      99,297   89,808    87,339 200,509  164,313
Total debt(7)         100,517     102,842   97,541    96,126 226,008  188,969
Stockholders' equity  150,142     192,626  226,872   282,260 351,918  395,286

_______________

(1)  Excludes interest and other income.
(2) The cumulative effect of Magma's adoption of SFAS 109 increased net income by $17,833, or $.77 per share. See Note 11, Provision for Income Taxes, accompanying the consolidated financial statements for the year ended December 31, 1992 for Magma incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1993.
(3) Excludes the impact of cumulative effect of change in accounting for income taxes.
(4) Fully diluted earnings per share reflects the dilative effect of stock options and warrants at the end of the reporting period.

(5)  Projects in progress reclassified to appropriate asset classification.
(6) Consists of the noncurrent portion of long-term loans payable and other long-term liabilities.
(7) Represents loans payable, including the current portion of long-term loans payable.

                  CERTAIN INVESTMENT CONSIDERATIONS

        Holders of Shares should consider carefully all of the information contained in this Proxy Statement, including the following:

Investment Considerations Relating to CECI and Magma

        Potential for Fluctuation of Value of Merger Consideration. The relative stock price of CECI Common Stock at the Effective Time may vary significantly from the price as of the date of execution of the Merger Agreement, the date hereof or the date on which the Merger Consideration is determined. CECI Common Stock may trade at values which, combined with the Mixed Cash Component Amount, results in the holders of Shares receiving an amount lower in value than $39.00. These variances may be due to changes in the business, operations and prospects of CECI or Magma, general market and economic conditions, and other factors. Pursuant to the Merger Agreement, the Merger Consideration adjusts based upon certain changes in the price of CECI Common Stock. Thus, the holders of Shares will not be able to determine the number of shares of CECI Common Stock they will receive pursuant to the Merger Consideration until five days prior to the Effective Time. The Collar Provision also may have an impact on the value of the Merger Consideration. The Collar Provision limits the number of shares of CECI Common Stock required to be issued in the Merger if the Average Closing Price is less than $14.27. Thus, if the Average Closing Price falls below $14.27, holders of Shares would receive an aggregate of CECI Common Stock and cash with a value of less than $39.00.

        Controlling Stockholder. As a result of completion of the Offer and the purchase of Shares pursuant thereto, CE Sub owns approximately 51% of the Shares and has designated a majority of the members of Magma's Board. As such, CECI and CE Sub control the direction and future operations of Magma.

        Combining the Companies; High Leverage. If the Merger is consummated, CECI, on a pro forma basis, will be substantially more leveraged than CECI or Magma immediately prior to the Merger. In addition, in order to finance the Offer, the Merger and certain fees and expenses related thereto, Merger, CECI has incurred indebtedness of approximately $500 million.

        Development Uncertainty. CECI and Magma are actively seeking to develop, construct, own and operate new power projects utilizing geothermal and other technologies, both domestically and internationally, the completion of any of which is subject to substantial risk. Development can require CECI to expend significant sums for preliminary engineering, permitting, legal and other expenses in preparation for competitive bids which CECI may not win or before it can be determined whether a project is feasible, economically attractive or capable of being financed. Successful development is contingent upon, among other things, negotiation of construction, fuel supply and power sales contracts with other project participants on terms satisfactory to CECI and Magma, and receipt of required governmental permits and consents. Further, there can be no assurance that CECI (which is highly leveraged) and Magma will obtain access to the substantial debt and equity capital required to develop and construct electric power projects or to refinance projects. CECI's future growth is dependent, in large part, upon the demand for significant amounts of additional electrical generating capacity and CECI's ability to obtain contracts to supply portions of this capacity. There can be no assurance that development efforts on any particular project, or CECI's efforts generally, will be successful.

        Development Uncertainty Outside the United States. CECI and Magma believe that the international independent power market holds the majority of new opportunities for financially attractive private power development in the next several years. The financing and development of projects outside the United States entails significant political and financial risks (including, without limitation, uncertainties associated with first time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, political instability, civil unrest and expropriation) and other structuring issues that have the potential to cause substantial delays in respect of or material impairment of the value of the project being developed, which CECI and Magma may not be fully capable of insuring against. The uncertainty of the legal environment in certain foreign countries in which CECI and Magma may develop or acquire projects could make it more difficult for CECI and Magma to enforce their respective rights under agreements relating to such projects. In addition, the laws and regulations of certain countries may limit the ability of CECI and Magma to hold a majority interest in some of the projects that it may develop or acquire. CECI's and Magma's international projects may, in certain cases, be terminated by the applicable foreign governments.

        Competition. The international power production market is characterized by numerous strong and capable competitors, many of which have more extensive and more diversified developmental or operating experience (including international experience) and greater financial resources than CECI. Many of these competitors also compete in the domestic market. Further, in recent years, the domestic power production industry has been characterized by strong and increasing competition with respect to the industry's efforts to obtain new power sales agreements, which has contributed to a reduction in prices offered by utilities. In this regard, many utilities often engage in "competitive bid" solicitations to satisfy new capacity demands. In the domestic market, the Energy Policy Act of 1992 is expected to increase competition.

        Impact of Environmental Regulations. CECI and Magma are subject to a number of environmental laws and regulations potentially affecting many aspects of their present and future operations, including, without limitation, the disposal of various forms of waste, the construction or permitting of new facilities and the drilling and operation of new wells. Such laws and regulations generally require CECI and Magma to obtain and comply with a wide variety of licenses, permits and other approvals. Although CECI and Magma do not currently expect the enactment of changes in applicable environmental laws or regulations which would have a material adverse effect on their businesses, the implementation of regulatory changes imposing more comprehensive or stringent requirements on CECI and Magma, thereby resulting in increased compliance costs could have a material adverse effect on their respective results of operations. In addition, regulatory compliance for the construction of new facilities is a costly and time consuming process and intricate and rapidly changing environmental regulations may require major expenditures for permitting and create the risk of expensive delays or material impairment of project value if projects cannot function as planned due to changing regulatory requirements or local opposition.

        Exploration, Development and Operation Uncertainties of Geothermal Energy Resources. Geothermal exploration, development and operations are subject to uncertainties similar to those typically associated with oil and gas exploration and development, including dry holes and uncontrolled releases. Because of the geological complexities of geothermal reservoirs, the geographic area and sustainable output of a geothermal reservoir can only be estimated and cannot be definitively established. There is, accordingly, a risk of an unexpected decline in the capacity of geothermal wells, and a risk of geothermal reservoirs not being sufficient for sustained generation of the electrical power capacity desired. In addition, while CECI's and Magma's existing power generating systems are built to withstand relatively significant levels of seismic disturbance and CECI and Magma seek appropriate insurance protection, geothermal power production poses unusual risks of seismic activity, there can be no assurance that earthquake, property damage or business interruption insurance will be adequate to cover all potential losses sustained in the event of serious seismic disturbances or that such insurance will be available on commercially reasonable terms.

        The success of a geothermal project depends on the quality of the geothermal resource and operational factors relating to the extraction of the geothermal fluids involved in such project. The quality of a geothermal resource is affected by a number of factors, including the size of the reservoir, the temperature and pressure of the geothermal fluids in such reservoir, the depth and capacity of the production and injection wells, the amount of dissolved solids and noncondensible gases contained in such geothermal fluids, and the permeability of the subsurface rock formations containing such geothermal resource, including the presence, extent and location of fractures in such rocks. The quality of a geothermal resource may decline as a result of a number of factors, including the intrusion of lower-temperature fluid into the producing zone. An incorrect estimate by CECI or Magma of the quality of a geothermal resource, or a decline in such quality, could have a material adverse effect on CECI's or Magma's results of operations.

        In addition, both the cost of operations and the operating performance of geothermal power plants may be adversely affected by a variety of operating factors. Production and injection wells require frequent maintenance or replacement. Corrosion caused by high-temperature and high-salinity geothermal fluids may compel the replacement or repair of certain equipment, vessels or pipelines. New production and injection wells may be required for the maintenance of current operating levels. Equipment failures and transmission outages may cause or lead to unscheduled plant shutdowns, thereby reducing output and increasing expenses.

        Antitrust. Pursuant to the requirements of the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), on October 6, 1994, CECI filed a Notification and Report Form for review under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division"). The waiting period under the HSR Act with respect to such filing in connection with the Previous Offer (as defined below) was terminated on October 20, 1994. As a result of such termination, no waiting period is required in connection with the Merger. CECI and Magma do not believe that any additional filings are required with respect to the Merger. Notwithstanding that the HSR Act waiting periods have expired, the FTC, the Antitrust Division or state authorities could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking divestiture of substantial assets of CECI or Magma. Consummation of the Merger is conditioned upon, among other things, the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition. CECI and Magma do not believe that consummation of the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result.

Investment Considerations Relating to CECI

        Present Dependence on Large Customer; Impact of Avoided Cost Pricing. The Coso Project depends on a long-term power purchase "Standard Offer No. 4" contract (each, an "SO4 Agreement") with a single utility customer, SCE. The revenues under these SO4 Agreements collectively constitute CECI's primary source of revenues. Under the SO4 Agreements, SCE pays a fixed price which escalates at an average annual rate of approximately 7.0% per year for the remainder of the initial ten-year period under each SO4 Agreement, which period continues until August 1997 for the Navy I Project, March 1999 for the BLM Project and January 2000 for the Navy II Project. After the fixed price period expires, while the basis for the capacity and capacity bonus payments under the SO4 Agreements remains the same, the energy payments adjusts to SCE's then prevailing "Avoided Cost," as determined by the CPUC, which at present is substantially lower than the current energy payments under the SO4 Agreements. CECI cannot predict the likely level of Avoided Cost energy prices at the expiration of the fixed price period.

        Shares of CECI Common Stock Eligible for Future Sale. Pursuant to CECI's Amended and Restated 1986 Stock Option Plan (the "1986 Plan"), as of September 30, 1994, CECI had outstanding various options to its officers, directors and employees for the purchase of 3,371,075 shares of CECI Common Stock, of which all of the shares of CECI Common Stock issuable upon exercise of said options have been registered pursuant to registration statements on Form S-8, and, as and when fully vested, are available for immediate resale. Also as of September 30, 1994, there were additional options outstanding to purchase 6,064,154 shares of CECI Common Stock, 5,789,163 of which were granted to Kiewit Energy. As of September 30, 1994, Kiewit Energy has demand and piggyback registration rights with respect to approximately 8,971,912 shares of CECI Common Stock (and any shares of CECI Common Stock subsequently held by Kiewit Energy), options to purchase 6,064,154 shares of CECI Common Stock (and the shares issuable upon the exercise of such options), and 3,393,197 shares of CECI Common Stock issuable upon conversion of the 1,247 shares of Series C Preferred Stock held by Kiewit Energy (or upon conversion of the Exchangeable Subordinated Debentures if issued upon the exchange of the Series C Preferred Stock). In addition, 4,444,444 share of CECI Common Stock have been reserved for issuance pursuant to the 5% Convertible Subordinated debentures due July 31, 2000. CECI cannot predict the effect that possible future sales of any substantial number of shares of CECI Common Stock could have on the market price of the CECI Common Stock.

Investment Considerations Relating to Magma

        Interests of Certain Persons in the Merger. In considering the recommendation of the Magma Board with respect to the Merger Agreement and the transactions contemplated thereby, holders of Shares should be aware that certain members of Magma's management and the Magma Board have certain interests in the Merger that are in addition to the interests of Magma stockholders generally. The Magma Board was aware of these interests when it considered and approved the Merger and the Merger Agreement.

        In November 1993, the Compensation Committee of the Magma Board (the "Compensation Committee") determined that, in order to attract and retain key executives of Magma, from time to time it would be in Magma's best interests to enter into "change in control" agreements with key executives. The Compensation Committee authorized Magma to enter into such agreements, subject to the following parameters:

        (A) provision for up to two times base and bonus salary;
        (B) accelerated vesting of options; and
        (C) continuation of health and insurance benefits.

        Each of the items referred to in (A) through (C) would be triggered by a Change in Control (as defined below) of Magma followed by termination of the relevant officer's employment by Magma within a specified period, other than for cause, disability or retirement.

        On September 15, 1994, Magma entered into such change in control agreements with each of its six current executive officers (Paul Pankratz, Chairman of the Board, Ralph Boeker, President and Chief Executive Officer, Jon Peele, Executive Vice President, General Counsel and Secretary, Ken Kerr, Senior Vice President--Commercial Development, Trond Aschehoug, Vice President--North American Operations, and Wallace Dieckmann, Vice President and Chief Financial Officer) ("Agreement I") and with nine other officers (Tom Hinrichs, Vice President--Government Affairs, David Olsen, Vice President-- Marketing, Jim Runchey, Vice President--Human Resources and Administration, Russ Tenney, Vice President--Asian Operations, Steve Jaye, Vice President-- Legal Affairs, Mark Robinson, Vice President--Business Development, Paul Zapf, Corporate Controller, Joe Asiala, Director--Resource Development and Management, and Jim Turner, Director--Engineering and Technology) ("Agreement II").

        The agreements provide for certain severance payments to those officers in the event of the termination of their employment following a Change in Control of Magma, consistent with the enabling resolutions passed by the Compensation Committee in the fall of 1993. Each agreement has a term expiring on December 31, 1997, renewable at the end of such term if mutually agreed to by the officer and Magma.

        Agreement I provides that if the officer's employment is terminated by Magma for any reason other than for Cause, Disability or Retirement (as such terms are defined in Agreement I) or by the officer for Good Reason (as such term is defined in Agreement I) within two years following a Change of Control (as defined below), (i) Magma will pay the officer, within 30 days of the date of termination, a cash payment (the "Severance Payment") equal to 200% of the sum (the "Sum") of (A) the officer's base salary for the twelve months immediately preceding the Change in Control and (B) the officer's entire targeted bonus payable under Magma's Management Incentive Bonus Plan or other executive bonus plan then in effect and (ii) all Magma deferred shares or similar Magma securities and all options to purchase Magma securities then held by the officer shall immediately vest. Magma will continue to provide the officer and his or her dependents group life and health insurance benefits substantially the same as those in effect prior to the Change of Control, increased to the extent that such benefits are increased following the Change of Control, for 24 months following the officer's date of termination. In the event that any payments or benefits under the agreement would not be deductible (in whole or in part) by Magma as a result of the application of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), the Severance Payment will be reduced until no portion of the Severance Payment and benefits is not deductible as a result of Section 280G of the Code.

        Agreement II provides the same level of payments and benefits as provided in Agreement I except that the Severance Payment shall equal 100% of the applicable Sum and that health insurance benefits shall be provided for 12 months following a Change of Control.

        A "Change of Control" shall be deemed to have occurred (i) in the event of the acquisition by any person, together with its affiliates, of beneficial ownership of capital stock of Magma possessing 30% or more of the combined voting power of the Shares, (ii) if within any two-year period, the majority of the members of the Magma Board were to be comprised of individuals other than those who were members at the beginning of such period, unless the members elected during such period were approved by a majority of the Magma Board in office immediately prior to the beginning of such period, (iii) if all or substantially all of Magma's assets are sold as an entirety to any person or related group of persons or (iv) if Magma is merged with or into another corporation or another corporation is merged into Magma with the effect that immediately after such transaction the shareholders of Magma immediately prior to such transaction hold less than a majority in interest of the total voting power entitled to vote in the election of directors, managers or trustees of the entity surviving such transaction.

        At a regular scheduled Board of Directors meeting held on September 20, 1994, the Compensation Committee authorized a change of the definition of "Good Reason" in these agreements, the effect of which would allow a covered executive to resign for "Good Reason" if, after a Change of Control, the executive were required to relocate more than 50 miles from his then current place of employment.

        Contract Risks. Six of the seven existing geothermal power plants operated by Magma sell their electricity to SCE under separate SO4 Agreements. Each SO4 Agreement provides for both capacity payments and energy payments for a 30-year term. During the first ten years of the term of each SO4 Agreement, energy payments are based on a pre-set schedule. Thereafter, with respect to each of the six SO4 Agreements, the required energy payment is SCE's then-current published avoided cost of energy. For May 1993, the time period-weighted average of such avoided cost of energy for SCE was 3.6 cents per kilowatt hour ("kwh"), compared to Magma's time period-weighted average 1993 selling price for energy of approximately 10.1 cents per kwh.
Such 10-year period expires
in 1996 with respect to one of Magma's plants, in 1999 for three of its plants and in 2000 for the remaining two plants under SO4 Agreements. Estimates of SCE's avoided cost of energy in 1999 vary substantially. Such avoided cost of energy is currently substantially below the contract energy price and is expected to remain so. Thus, the revenues generated by each of Magma's six plants operating under SO4 Agreements are likely to decline significantly after the tenth anniversary of their respective firm operation dates. Such decline could have a material adverse effect on Magma's results or operations. SO4 Agreements, or similar contracts to sell electricity, are no longer being awarded in California. The CPUC is in the final stages of adopting a new long-term power purchase contract, or the Final Standard Offer No. 4 contract. Any power purchase contract Magma is able to secure in the future, however, is likely to be on terms and conditions that are significantly less favorable than those provided in Magma's current SO4 Agreements.

        Reliance on Single Customer, Reservoir and Transmission Line. Magma relies on agreements with SCE to generate substantially all of its operating revenues. Any material failure of SCE to fulfill its contractual obligations under any of such contracts could have a material adverse effect on Magma's results of operations. Magma's Salton Sea plants are also dependent on a single reservoir and a single transmission line for the generation and delivery of geothermal power.

                          GENERAL INFORMATION

        This Proxy Statement/Prospectus is furnished to stockholders of Magma in connection with the solicitation of proxies by and on behalf of the Board of Directors of Magma for use at the Magma Special Meeting. The Magma Special Meeting will be held on January __, 1995, at ____a.m., Nebraska time, at _____________________________________________ in Omaha, Nebraska. This Proxy
Statement and the related form of proxy for Magma is first being mailed to its respective stockholders on or about January __, 1995.

Purpose of Special Meetings

        The stockholders of Magma will be asked to consider and vote upon the Merger Agreement at the Magma Special Meeting. The Magma Special Meeting also will be held for the purpose of transacting such other business, if any, as may be incidental to the conduct of such meeting as may properly come before it.

Record Date; Voting Rights; Proxies

        The Magma Board of Directors has fixed the close of business on January __, 1995 as the Magma Record Date for determining holders entitled to notice of and to vote at the Magma Special Meeting.

        As of the Magma Record Date, there were ____ Shares issued and outstanding, entitling the holder thereof to one vote. All Shares represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such Shares will be voted in favor of the Merger and in the discretion of the proxy holder as to any other matter which may be incidental to the Magma Special Meeting as may properly come before such meeting. Neither Magma nor CECI knows of any matters other than as described in the Notice of Special Meeting that are to come before the Magma Special Meeting. If any other matter or matters are properly presented for action at the Magma Special Meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld. A stockholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice thereof to the Secretary of Magma, by signing and returning a later dated proxy, or by voting in person at the Magma Special Meeting; however, mere attendance at the Magma Special Meeting will not itself have the effect of revoking the proxy.

Solicitation of Proxies

        The cost of solicitation of proxies for the Magma Special Meeting will be borne by Magma and brokerage houses, fiduciaries, nominees and others will be reimbursed for their out-of-pocket expenses in forwarding proxy materials to beneficial owners of stock held in their names. MacKenzie Partners, Inc. has been engaged to act as a proxy solicitor for the Magma Special Meeting and will receive a fee of $_______, plus expenses. In addition to the use of the mails, proxies may be solicited by the directors and officers of CECI and Magma by personal interview, telephone or telegram. Such directors and officers will not receive additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith.

Quorum

        The presence in person or by properly executed proxy of holders of a majority of the votes entitled to be cast at the Magma Special Meeting is necessary to constitute a quorum at the Magma Special Meeting. As a result of the completion of the Offer and the purchase of Shares pursuant thereto, CE Sub owns a sufficient number of Shares to constitute a quorum at the Magma Special Meeting.

Required Vote

        An affirmative vote approving and adopting the Merger Agreement at the Magma Special Meeting by the holders of a majority of the outstanding Shares entitled to vote thereon is required to consummate the Merger.

        As a result of the completion of the Offer and the purchase of Shares pursuant thereto, CE Sub owns a sufficient number of Shares to approve the Merger without the affirmative vote of any other stockholder.


                            SPECIAL FACTORS

Background of the Merger

        In May 1991, representatives of CECI and Magma entered into discussions and meetings to explore the possibility of combining the companies, and the two companies exchanged certain information concerning their respective businesses for the purpose of considering such a business combination or other acquisition transaction. At the end of May 1991, the discussions were terminated as a result of the inability of the parties to reach agreement concerning price and certain other terms.

        In August 1991, Magma's representatives contacted CECI for the purpose of again exploring the possibility of combining the companies. In September 1991, a number of conversations between CECI's and Magma's representatives were held regarding a possible merger of Magma with and into CECI. Based upon those conversations, on September 26, 1991, after receiving the approval of CECI's Executive Committee, CECI transmitted a proposed letter of intent to Magma. The proposed letter of intent contemplated a consensual merger of Magma with and into CECI. Pursuant to the proposed merger, each outstanding Share would have been exchanged for approximately two shares of CECI Common Stock in a transaction accounted for on a pooling of interests basis. Such a transaction would have represented a value of $30.25 for each Share (approximately a 20% premium to the then-prevailing market price) based upon the then current market values of the respective companies' common stocks.

        Upon its receipt of the proposed letter of intent, Magma indicated to CECI that the proposal would be considered and, after certain discussions by representatives of the parties in the intervening days, on October 2, 1991, Magma advised CECI that the Magma Board had considered CECI's proposal and that Magma had no interest in pursuing the proposed pooling of interests combination transaction.

        In August 1993, David L. Sokol, the Chairman, Chief Executive Officer and President of CECI, contacted Paul M. Pankratz, then Chairman and Chief Executive Officer of Magma in order to propose a meeting to discuss various matters of mutual interest. At a meeting in San Diego in September 1993, Mr. Sokol and Steven A. McArthur, Senior Vice President, General Counsel and Secretary of CECI, and Mr. Pankratz, Ralph W. Boeker, President of Magma, and Jon R. Peele, Executive Vice President and General Counsel of Magma, discussed principally the possibility of joint venturing or other cooperation in respect of certain pending power development projects in the Philippines and the possible sharing of legal costs and information in respect of certain domestic regulatory proceedings in which the companies had a common interest. During the course of those discussions, Mr. Sokol suggested to Magma's management that such potential cost savings were illustrative of certain of the synergies that a combination of the companies could achieve. However, no agreements or understandings were reached between CECI and Magma as a result of these discussions. In addition, at that meeting CECI suggested to Magma that it consider utilizing PKS as Magma's general contractor in respect of Magma's pending projects in the Philippines. Magma's management agreed to meet with PKS regarding its possible role as a contractor in the Philippines. The meeting between Magma and PKS was held in the fall of 1993, but no agreements or understandings were reached with PKS and no further discussions were held in respect of such matters.

        In January 1994, Mr. Sokol again contacted Mr. Pankratz by telephone in an effort to resume the foregoing discussions and, at Mr. Pankratz's suggestion, Mr. Sokol was asked to contact Mr. Boeker, the President and recently appointed Chief Executive Officer of Magma, to discuss these matters further. In an April 1994 telephone conversation between Mr. Sokol and Mr. Boeker, the possibility of cooperation with respect to international joint ventures between the companies and other possible synergies between the companies were again generally discussed, but no agreements or understandings were reached. At Mr. Boeker's suggestion, it was tentatively agreed that they would resume their discussions in July 1994.

        On or about June 20, 1994, Mr. Sokol contacted Mr. Boeker and proposed a meeting between members of management of the two companies to discuss the possible combination of CECI and Magma.

        On August 9, 1994, Mr. Sokol was advised that Mr. Boeker had declined a scheduled August 11 meeting, and that Magma's decision to cancel was principally due to the desire of Magma's management to dedicate their full attention to the pending financing of Magma's Malitbog project in the Philippines. Accordingly, Mr. Boeker suggested that he would schedule a meeting with Mr. Sokol toward the end of September 1994, which is when Magma expected to close the financing.

        On September 15, 1994, Mr. Sokol contacted a member of the Magma Board, in an effort to determine whether Magma had a serious interest in discussing a negotiated combination of the companies within a time frame that would recognize CECI's desire to make certain decisions regarding the strategic direction it wished to pursue in the changing global marketplace. The director stated that he was aware of certain of the past discussions between the companies, but would ask Magma 's management to respond directly to Mr. Sokol's inquiry.

        Later that same day, Messrs. Pankratz and Boeker called Mr. Sokol and advised him that the closing of the financing for Magma's Malitbog project had been delayed and was expected to occur on or about November 18, 1994 and suggested that they would be available to meet with Mr. Sokol shortly after the closing of such financing. Mr. Sokol stated that CECI was considering a number of strategic alternatives, including a possible combination with Magma, and that CECI's strategic planning had reached a stage where a prompt decision concerning entering into negotiations regarding any possible combination with Magma was required. Mr. Sokol further stated his belief that it was unnecessary to wait until after the closing of the Malitbog financing because CECI was prepared to negotiate in good faith on a basis that would value Magma as though such financing had closed. Messrs. Boeker and Pankratz reiterated that they would agree to meet only after the Malitbog closing and Mr. Sokol concluded the call by reiterating CECI's need to act upon certain of its strategic alternatives on a prompt basis.

        On September 19, 1994, Mr. Sokol wrote to Messrs. Pankratz and Boeker proposing to acquire all outstanding Shares for $35 per Share comprised of $25.00 in cash and $10.00 in market value of CECI Common Stock (the "Initial Proposal"). On September 20, 1994, Mr. Pankratz responded that the Magma Board would consider the proposal and respond after completion of its evaluation.

        During the week of September 19, 1994, representatives of CECI contacted management of The Dow Chemical Company ("Dow"), the beneficial owner of approximately 21% of the Shares, to determine Dow's reaction to CECI's proposal of September 19, 1994. The CECI representatives were told Dow was evaluating such proposal. During the week of September 26, 1994, CECI's financial representatives contacted management of Dow to inquire as to the circumstances surrounding a recent sale by Dow of 857,143 Shares for $28.25 per Share and an associated option agreement to acquire such Shares at the same price, which Dow had reported in filings with the Commission, and in particular whether any impediments existed to Dow's ability to freely dispose of such Shares and whether any structural changes to CECI's merger proposal would be helpful in this regard. Dow reported that it was considering such issues in the context of CECI's proposal.

        On September 28, 1994, after telephone discussions between CECI's financial advisors and Magma's financial advisors regarding CECI's request to arrange a meeting between the parties, Messrs. Sokol and McArthur, together with representatives from CECI's financial advisors, met with representatives from Magma's financial advisor in order to introduce CECI and to further elaborate and answer questions with respect to the details of CECI's proposal. CECI provided the representatives from Magma's financial advisors with copies of a draft merger agreement for review by the Magma Board.

        On October 3, 1994, Magma's financial advisors informed CECI's financial advisors that the Magma Board had authorized Magma to enter into a "poison pill" Rights Plan (the "Rights Agreement") at its Board meeting which concluded on such date, but that the Magma Board had also authorized Magma's financial advisors to meet with CECI's financial advisors as soon as possible and, accordingly, a meeting was scheduled for the morning of October 4, 1994. CECI subsequently learned through press reports that Magma had amended its Bylaws to require that stockholder action occur only at a regular or special meeting of stockholders rather than by way of a written consent solicitation and that Magma also had filed a complaint against CECI seeking a declaratory judgment that (i) the Magma Board had properly discharged its fiduciary duties in adopting the Rights Agreement and an amendment to Magma's Bylaws and, accordingly, such agreement and amendment were valid and binding, and (ii) the Merger Moratorium Statute (as defined below) is valid and not in violation of the Commerce Clause and Supremacy Clause of the United States Constitution.

        On October 4, 1994, at the meeting between CECI's financial advisors and Magma's financial advisors, Magma's financial advisors summarized the actions taken at the Magma Board meeting held on October 2, 1994 and October 3, 1994, and indicated that although the Magma Board had not rejected CECI's proposal, the Magma Board would prefer that CECI withdraw its merger proposal. Magma's financial advisors then indicated that the Magma Board believed that CECI's proposed price was too low and referenced Magma's future opportunities but declined to provide any specific information or financial analysis indicating what price the Magma Board would consider favorably with respect to a sale of Magma or as to why CECI's proposed price did not correctly value Magma's businesses.

        In light of the defensive actions taken by Magma, on October 6, 1994 CE Sub commenced a cash tender offer for 12,400,000 Shares at $35 per Share (the "Previous Offer").

        On October 11, 1994, Magma filed with the Commission a
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Previous Schedule 14D-9") pursuant to the Exchange Act, which included the recommendation of the Magma Board that Magma's stockholders reject the Previous Offer.

        On October 13, 1994, CECI announced the filing of a preliminary proxy statement with the Commission pursuant to the Exchange Act in order to solicit written requests from Magma's stockholders for the call of a Special Meeting of Magma's stockholders (the "Requested Special Meeting"). The purpose of the Requested Special Meeting was to provide Magma's stockholders the opportunity to consider and vote on CECI's proposals which, if approved, would help facilitate consummation of the Previous Offer.

        On October 21, 1994, CE Sub increased the price per Share to be paid in the Previous Offer to $38.50 per Share (the "Revised Previous Offer"). On October 31, 1994, CECI learned that the Magma Board had again recommended that its stockholders reject the Previous Offer.

        On November 1, 1994, CECI announced that it had put its best offer on the table and that it intended to withdraw its acquisition proposal if it had not signed a merger agreement with Magma or received sufficient written requests to call the Requested Special Meeting by December 2, 1994. Throughout November 1994, CECI solicited written consents for the call of the Requested Special Meeting, which solicitation was actively opposed by Magma.

        As of the close of business on December 2, 1994, CECI had neither entered into a merger agreement with Magma nor received sufficient written requests to call the Requested Special Meeting. Consequently, CECI announced by press release, and Mr. Sokol placed telephone calls to Messrs. Pankratz and Boeker and to a representative of Dow to advise them, that CECI had withdrawn its acquisition proposal and had terminated the Previous Offer. As a result of these telephone conversations, and follow up telephone conversations among the parties and their advisors, CECI and Magma arranged to meet the following day in New York to explore the possibility of a negotiated acquisition of Magma by CECI.

        From December 3, 1994 through the morning of December 5, 1994, representatives of CECI and Magma, together with their legal and financial advisors, met to negotiate the terms of a proposed acquisition of Magma by CECI. The Magma's Board met to consider and approve the Merger Agreement and the transactions contemplated thereby on December 4 and 5, 1994. Following continued negotiations regarding the definitive agreements, the Merger Agreement was signed on the morning of December 5, 1994.

        On January __, 1995, CECI consummated the Offer and purchased

12,400,000 Shares pursuant thereto. Pursuant to the Merger Agreement, nine members of the 11 member Magma Board resigned and six nominees of CECI and CE Sub were elected to fill such vacancies. Accordingly, as of the date hereof, CECI and CE Sub have designated a majority of the Magma Board.

Purpose and Structure of the Merger

        CECI and CE Sub's purpose for entering into the Merger Agreement and consummating the Offer and the Merger is to acquire the entire equity interest in Magma because CECI believes that combining the businesses of CECI and Magma will provide an excellent strategic fit due to synergies and other benefits which will result from combining the operations of Magma and CECI pursuant to the Merger Agreement and will strengthen the combined companies' competitive position in the increasingly challenging business environment and global markets in which they operate. See "SPECIAL FACTORS--Recommendation of the Board of Directors of Magma; Reasons for the Merger; Fairness of the Offer and the Merger." The Merger is structured as a merger because it ensures that CECI will acquire beneficial ownership of 100% of the equity of Magma in a single transaction. CECI's acquisition of the Shares owned by the holders of the Shares other than CECI and its subsidiaries will enable CECI to realize the benefits and bear the risks of complete ownership of Magma including the opportunity to (i) facilitate inter-company activity between Magma and CECI,
(ii) permit combinations of management and other resources of CECI and Magma, including, among other things, the consolidation and rationalization of Magma's business and operating structure with a view to improving operations and reducing expenses of Magma and CECI (see "--Certain Effects of the Merger; Operations After the Merger"), (iii) enable Magma's management (or any successors thereto) to devote itself to building long-term values for Magma without concern that such efforts may adversely affect short-term results and the market price of the Shares, and (iv) eliminate the need for Magma to comply with the reporting requirements of the Exchange Act, to maintain separately audited financial statements and to maintain its current listing on the NNM.
In addition, CECI believes that if Magma were to continue to have public stockholders, Magma would require more management time and attention than it would as a wholly owned subsidiary of CECI.

        The Merger will be effected by causing CE Sub to merge with and into Magma. As a result, Magma will be the corporation surviving the Merger and will become a wholly owned subsidiary of CECI after the Effective Time.


Recommendation of the Board of Directors of Magma; Reasons for the Merger; Fairness of the Offer and the Merger

        MAGMA. On December 5, 1994, the Magma Board unanimously approved (with two directors absent) the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of Magma. The Magma Board recommended that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

        In reaching its determinations and recommendations with respect to the Merger Agreement and the transactions contemplated thereby, the Magma Board took into account numerous factors discussed at its December 4 and 5, 1994 board meetings, including, among other things, the following:

                (i) The improvement to the terms and conditions of the Revised Previous Offer, including, without limitation, (A) the increase in the blended average per Share consideration offered from a $28.50 in cash and $10.00 in CECI Stock to, at the option of CECI, either $28.50 in cash and $10.50 in CECI Common Stock of $38.75 in cash and (B) the reduction in the number and scope of conditions precedent to the Offer;

                (ii) The Magma Board's familiarity with the financial condition and future prospects of Magma including the prospects of Magma were it to remain independent;

                (iii) The presentation of Goldman Sachs at the December 4 and 5, 1994 meetings and the oral opinion of Goldman Sachs (which was subsequently confirmed in writing) to the Magma Board that, as of December 5, 1994, the consideration to be received by the holders of the Shares in the Offer and the Merger, taken as a unitary transaction, was fair to the holders of Shares receiving such consideration (other than CECI and its affiliates). The full text of the written opinion, dated December 9, 1994, which confirms the December 5th oral opinion of Goldman Sachs and sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Goldman Sachs, is attached as Annex B hereto and is incorporated herein by reference. Such opinion should be read carefully in its entirety by holders of Shares in conjunction with the foregoing matters.

                (iv) The Magma Board's belief that the reasonably likely alternatives were unlikely to provide values to the stockholders of Magma superior to the Offer, which belief was based on, among other things, the report of management and Goldman Sachs with respect to the status of the contacts and discussions that had been undertaken based upon the Magma Board's resolution on October 28, 1994 to explore all alternatives available to further the best interests of Magma's stockholders;

                (v) The provision of the Merger Agreement permitting Magma to terminate the Merger Agreement if any person shall have a bona fide offer that the Magma Board determines in its good faith judgment and in the exercise of its fiduciary duties is more favorable to Magma's stockholders than the Merger;

                (vi) The provision of the Merger Agreement prohibiting the solicitation by Magma of other proposals and the termination provisions of the

Merger Agreement providing that CECI and CECI Sub could be entitled to receive a fee of $8,000,000, as well as reimbursement of all out-of-pocket fees and expenses actually incurred by them or on their behalf in connection with the Previous Offer, the Offer, the Merger and the transactions contemplated by the Merger Agreement under certain circumstances (see "THE MERGER -- Termination Fee for CECI"). After consulting with its legal and financial advisors, among other things, the Magma Board concluded that, in view of the other provisions of the Merger Agreement and the Magma Board's view with respect to possible alternatives, it was in the best interests of the Magma stockholders to accept these provisions in order to induce CECI to execute the Merger Agreement;

                (vii) The provisions of the Merger Agreement providing that Magma would be entitled to receive a fee of $8,000,000 under certain circumstances (see "THE MERGER -- Termination Fee for Magma"); and

                (viii) The Magma Board's confidence that the highest offer had been received from CECI.

        The Magma Board considered each of the factors listed above during the course of its deliberations and negotiations prior to entering into the Merger Agreement. The Magma Board evaluated the factors listed above in light of their knowledge of the business and operations of Magma and their business judgment. In view of the wide variety of factors considered in connection with the evaluation of the Offer and the Merger, the Magma Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in making their determination.

        The Magma Board approved the Merger as part of its recommendations to the stockholders of Magma that they tender their shares to CECI pursuant to the Offer. Since the terms of the Merger were disclosed to the Magma stockholders at the time they made their decision to tender their Shares, Magma's unaffiliated stockholders in effect selected the Merger by virtue of tendering into the Offer.

        CECI. CECI believes the consideration paid in the Offer and the Merger, taken together, is fair to the stockholders of Magma. CECI's belief is based upon the fact that the terms of the Offer and the Merger Agreement were the product of arm's length negotiations between CECI, Magma and their respective financial and legal advisors and were approved by Magma's Board at a time when neither CECI nor its affiliates was a member of the Magma Board; that the Magma Board received a fairness opinion from Goldman Sachs; that a substantial majority of the holders of Shares executed requests for the call of the Requested Special Meeting; that the Magma Board believed that the reasonably likely alternatives to the Offer and the Merger were unlikely to provide values to the stockholders of Magma superior to the Offer; and that appraisal rights are available to dissenting Magma stockholders who comply with the prescribed statutory procedures. While the Merger does not require the approval of a majority of the unaffiliated stockholders of Magma, CECI believes that the Merger is procedurally fair to the stockholders of Magma for the reasons set forth above. In addition, as the terms of the Merger were disclosed to the stockholders of Magma at the time they made their decision to tender their Shares pursuant to the Offer, Magma's unaffiliated stockholders in effect selected the Merger by virtue of tendering into the Offer.


Opinions of Financial Advisors

        Fairness Opinion of Magma's Financial Advisor. The Magma Board retained Goldman Sachs as Magma's exclusive financial advisor in connection with the Initial Proposal and the ensuing related events, including the Offer and the Merger. Goldman Sachs is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Magma Board selected Goldman Sachs to act as Magma's exclusive financial advisor based on Goldman Sachs' familiarity with Magma and Goldman Sachs' substantial experience in mergers and acquisitions and in securities valuation generally. No limitations were imposed by the Magma Board upon Goldman Sachs with respect to the investigations made or procedures followed by Goldman Sachs in rendering its opinion.

        On December 5, 1994, Goldman Sachs delivered its oral opinion (which was subsequently confirmed in writing) to the Magma Board that, as of December 5, 1994, the Consideration (as defined below) to be received by the holders of the Shares in the Offer and the Merger, taken as a unitary transaction, was fair to the holders of Shares receiving such Consideration (other than CECI and its affiliates). For purposes of Goldman Sachs' opinion, the term "Consideration" means the consideration to be received by the holders of Shares in the Offer and the Merger, taken as a unitary transaction (regardless of the payment option chosen by CECI with respect to the Merger as discussed under the caption "Terms of Merger; Merger Consideration"). THE FULL TEXT OF THE WRITTEN OPINION, DATED DECEMBER 9, 1994, WHICH CONFIRMS GOLDMAN SACHS' DECEMBER 5, 1994 ORAL OPINION AND SETS FORTH THE ASSUMPTIONS MADE, THE MATTERS CONSIDERED AND THE LIMITATIONS ON THE REVIEW UNDERTAKEN BY GOLDMAN SACHS, IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX B AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF SHARES ARE URGED TO AND SHOULD READ SUCH OPINION IN ITS ENTIRETY.

        In connection with its opinion, Goldman Sachs reviewed, among other things, the Merger Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of Magma and CECI for the five years ended December 31, 1993; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Magma and CECI; certain other communications from Magma and CECI to their respective stockholders; certain internal financial analyses and forecasts for Magma prepared by the management of Magma; and certain internal financial analyses and forecasts for Magma and CECI prepared by the management of CECI.

Goldman Sachs also held discussions with members of the senior managements of each of Magma and CECI regarding the past and current business operations, financial condition and future prospects of their respective companies and as combined in the contemplated Merger. Goldman Sachs reviewed the reported price and trading activity for both the Shares and the CECI Common Stock, compared certain financial and stock market information for Magma and CECI, respectively, with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the independent power production industry specifically and in other industries generally and considered such other information, held such other discussions and performed such other studies and analyses as it considered appropriate.

        Goldman Sachs relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by it for purposes of its opinion. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of Magma or CECI or any of their respective subsidiaries and was not furnished with any such evaluation or appraisal.

        The terms of the engagement of Goldman Sachs by Magma are set forth in a letter agreement dated September 26, 1994 between Goldman Sachs and Magma (the "Goldman Engagement Letter"). Pursuant to the terms of the Goldman Engagement Letter, Magma has agreed to pay Goldman Sachs (a) an initial fee of $850,000, (b) a transaction fee in the event of any transaction in which at least 50% of the outstanding Shares are acquired, or all or substantially all of the assets of Magma are transferred, equal to 0.4% of the aggregate value of such transaction up to $35.00 per share, plus 1.666% of the aggregate value of such transaction in excess of $35.00 per share up to $38.00 per share, plus 2.5% of the aggregate value of such transaction in excess of $38.00 per share and (c) a financial advisory fee to the extent no transaction of the type described in clause (b) above has been consummated equal to 0.4% of the market value of Magma's outstanding shares as determined on September 20, 1994, payable in four equal installments due December 31, 1994, March 31, 1995, June 30, 1995 and September 30, 1995, so long as Magma is independent as of any date such payment is due; provided, however, that such financial advisory fee shall equal (i) $850,000 in the event that Magma rejected the Previous Offer by October 10, 1994, and CECI subsequently withdraws such proposal on or before the end of the fifth business day following the date of such rejection or (ii) $1,700,000 in the event that Magma rejected the Previous Offer by October 10, 1994, and CECI subsequently withdraws such proposal after the fifth business day following such rejection but on or before the end of the fifteenth business day following such rejection. The fees paid pursuant to clauses (a) and (c) above shall be creditable against any fees payable pursuant to clause (b) above.

        Magma has also agreed to reimburse Goldman Sachs for its out-of-pocket expenses, including all fees and disbursements of counsel, and to indemnify Goldman Sachs and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws. Goldman Sachs provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or options on securities of Magma and/or CECI for its own account and for the accounts of its customers. In the course of its trading activities prior to its retention by Magma in connection with the Previous Offer, Goldman Sachs accumulated a long position of 60,100 Shares.

        The following is a summary of certain financial analyses utilized by Goldman Sachs in connection with providing its opinion to the Magma Board on December 5, 1994 and does not purport to be a complete description of the analyses performed by Goldman Sachs.

        Financial Statement Analysis. Goldman Sachs reviewed and analyzed selected historical and forecasted income statement, historical balance sheet and historical cash flow information for each of Magma and CECI.

        Stock Trading Analysis. Goldman Sachs reviewed and analyzed the historical trading prices and volumes for the common stock of Magma and of CECI during the trailing five and three year periods, respectively, for trading prices and volumes. In addition, Goldman Sachs compared such trading prices to the Standard & Poor's 400 Index and an index of selected companies within the independent power production industry (including The AES Corporation, Destec Energy, Inc., KENETECH Corporation and Sithe Energies, Inc.) for the period commencing January 1994.

        Selected Company Analysis. Goldman Sachs reviewed and compared certain actual and estimated financial, operating and stock market information of Magma, CECI and selected companies in the independent power production industry including The AES Corporation, Destec Energy, Inc., KENETECH Corporation and Sithe Energies, Inc.

        Discounted Cash Flow Analysis. Goldman Sachs estimated the net present value of Magma as a going concern based on estimates of future project cash flows and the likelihood of successful project development where appropriate, all as provided by Magma management. Goldman Sachs performed a variety of sensitivity analyses on such cash flow information based upon a variety of factors, including utility avoided costs and discount rates.

        Pro Forma Analyses. Goldman Sachs reviewed certain forecasted financial information prepared by the respective managements of Magma and CECI for their respective companies as well as certain pro forma financial information for the combined entity prepared by CECI management. Goldman Sachs' pro forma analysis was based primarily on the foregoing information. In conducting its analysis, Goldman Sachs assumed that the All Cash Component Amount was not exercised by CECI in the Merger. Further, in conducting its analysis with respect to information provided by Magma and CECI managements' for their respective companies, Goldman Sachs also assumed that synergies from the Merger aggregated in the amount of $5 million. In addition, Goldman Sachs evaluated the pro forma information for the combined entity as provided by CECI management (including certain other assumptions made therein). The foregoing analyses indicated that earnings per share for the pro forma combined entity would be higher as compared with forecasted earnings per share for CECI as a stand alone entity.

        Goldman Sachs also reviewed the value of the Consideration to be received by the holders of the Shares on a per Share basis assuming (i) that all outstanding Shares were tendered in the Offer, (ii) that the All Cash Component Amount was not exercised by CECI in the Merger, and (iii) a range of market prices for CECI Common Stock between $10 per share to $20 per share. The foregoing analysis indicated that the value of the Consideration had a range between $35.86 per Share (if CECI Common Stock traded at $10 per share) and $39.71 per Share (if CECI Common Stock traded at $20 per share).

        Selected Transactions Analysis. Goldman Sachs reviewed and analyzed certain information relating to selected transactions within the independent power production industry since January 1, 1988.

        Other Analyses. Goldman Sachs reviewed selected investment research reports on, and earnings estimates for, CECI and Magma and analyzed available information regarding the ownership of Magma shares and CECI Common Stock. Goldman Sachs also considered the status of discussions with certain third parties which may have had a potential interest in entering into a business combination transaction or a strategic alliance with Magma.

        General. As described above, certain of the analyses performed by Goldman Sachs relied on estimates of future financial performance provided by the managements of CECI and Magma, including certain financial forecasts for the pro forma combined entity resulting from the Merger prepared by the management of CECI and, in the Discounted Cash Flow Analysis, estimates regarding the likelihood of successful project development as provided by Magma management relating to Magma's IPP projects.

        The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. The analyses were prepared solely for purposes of Goldman Sachs' providing its opinion to Magma's Board of Directors as to the fairness of the Consideration to the holders of Magma Shares, and do not purport to be appraisals or necessarily reflect the prices at which Magma or its securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses.

        Fairness Opinion of CECI's Financial Advisor. Gleacher is a recognized investment banking firm routinely engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The CECI Board selected Gleacher to act as CECI's exclusive financial advisor based on Gleacher's familiarity with CECI and Gleacher's substantial experience in mergers and acquisitions and in securities valuation generally. No limitations were imposed by the CECI Board upon Gleacher with respect to the investigations made or procedures followed by Gleacher in rendering its opinion.

        On December 7, 1994, Gleacher delivered a written opinion, dated December 6, 1994, to the CECI Board (the "Gleacher Opinion") which states that, as of December 5, 1994, the consideration to be paid by CECI in the Offer and the Merger, is fair to CECI from a financial point of view.

        Pursuant to the terms of a letter agreement, dated September 18, 1994, between CECI and Gleacher (the "Gleacher Engagement Letter"), CECI shall pay Gleacher (i) a fee of $250,000 payable upon the public announcement of an offer by CECI to acquire at least 50.1% of the Shares; (ii) an additional fee of $500,000 payable 45 calendar days after the commencement of a tender or exchange offer by CECI, assuming such offer is outstanding at such time; (iii) a fee of $4,000,000 payable upon the completion of the direct or indirect acquisition by CECI, either alone or in partnership with another entity, by merger, acquisition of securities, or otherwise, of 50.1% or more of the equity securities of Magma, which fee shall be offset by any fees payable pursuant to clauses (i) and (ii) above; and (iv) a fee equal to 0.25% of the principal amount of debt directly arranged by Gleacher and Lehman Brothers in connection with the proposed transaction.

        In addition to any fees payable to Gleacher pursuant to the terms of the Gleacher Engagement Letter, CECI shall reimburse Gleacher for all reasonable travel and other out-of-pocket expenses incurred by Gleacher thereunder, including all reasonable fees and disbursements of Gleacher's legal counsel and any other professional advisors.

        In connection with the matters described in the Gleacher Engagement Letter, CECI and Gleacher entered into a separate letter agreement, dated September 18, 1994, providing for the indemnification, contribution, and reimbursement of Gleacher and certain other entities and individuals for a period of six years from the date of termination of Gleacher's engagement pursuant to the terms of the Gleacher Engagement Letter.

        THE FULL TEXT OF THE WRITTEN OPINION, DATED DECEMBER 6, 1994, WHICH SETS FORTH THE ASSUMPTIONS MADE, THE MATTERS CONSIDERED AND THE LIMITATIONS ON THE REVIEW UNDERTAKEN BY GLEACHER, IS ATTACHED TO THE PROXY STATEMENT AS ANNEX C AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF SHARES ARE URGED TO AND SHOULD READ SUCH OPINION IN ITS ENTIRETY.

        In connection with the Gleacher Opinion, Gleacher, among other things,
(i) reviewed the audited and unaudited financial statements and public Commission filings for the three most recent fiscal years and interim periods to date of Magma and CECI (the "Commission Filings"); (ii) on an operating and trading basis, compared financial information relating to Magma's businesses with published financial information concerning certain companies whose businesses deemed to be reasonably similar, in whole or in part, to those of Magma; (iii) analyzed the market prices and trading characteristics of the Shares and the CECI Common Stock for recent periods to date; (iv) conducted discussions with members of senior management of CECI concerning its businesses and prospects; (v) reviewed certain financial forecasts for Magma and CECI, and projections of expected cost savings in a business combination (together, the "Projections"), in each case as prepared by CECI; (vi) based on the Projections, performed a discounted cash flow analysis of Magma including the expected cost savings arising from a business combination; (vii) based on the Projections, analyzed the pro forma financial effects to CECI of the proposed business combination; assumed without independent investigation that no material contingent liability exists with respect to Magma or CECI which is not disclosed in the SEC Reports; (viii) reviewed the Merger Agreement and related transaction documentation; and (ix) reviewed certain other financial studies, performed such other analyses and took into account certain other matters as deemed appropriate.

        The terms of the Gleacher Engagement Letter provide that in advising the Company in connection with its engagement thereunder, Gleacher (i) may use and rely on non-public data, material and other information furnished to Gleacher by CECI and (ii) may reasonably rely upon such information without independent verification.

        The foregoing summary does not purport to be a complete description of the analyses performed by Gleacher. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis or the opinion as a whole, could create an incomplete view of the processes underlying the Gleacher Opinion. In arriving at the fairness determination set forth in such opinion, Gleacher considered the results of all such analyses. The analyses were prepared solely for Gleacher to provide its opinion to the CECI Board as to the fairness of the Consideration to CECI, from a financial point of view, and do not purport to be appraisals or necessarily reflect the prices at which Magma or its securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses.

Financing of Merger Consideration

        CECI estimates that approximately $202.3 million will be required to effectuate the Merger. CECI will obtain such funds through borrowings from commercial banks and other financial institutions, and through a capital contribution by CECI from CECI's general corporate funds, which at September 30, 1994 aggregated $316.3 million.

        CECI anticipates that approximately one-half of the cash required to purchase Shares pursuant to the Offer and the Merger will be provided through a secured bank credit facility on terms and conditions to be determined. CECI has received a fully underwritten financing commitment letter from Credit Suisse (the "Commitment Letter") which states that Credit Suisse will provide, on specified terms and subject to customary conditions, up to $500,000,000 in secured bank financing in connection with the Offer and the Merger. Such funds, together with a portion of CECI's general corporate funds, will be sufficient to pay the cash portion of the consideration for the Merger and related expenses.

        The Commitment Letter contemplates (i) a facility of up to $250,000,000 to capitalize CECI for the purpose of financing the Offer (the "Tender Facility") and (ii) facilities of up to $500,000,000 for, among other things, refinancing the Tender Facility and effectuating the Merger (the "Merger Facilities").

        The Merger Facilities will be composed of (i) up to a 6-year amortizing term loan ("Term Loan A") in an expected amount of up to $500,000,000 less the amount of Term Loan B (as defined below) and (ii) up to an 8-year amortizing term loan ("Term Loan B") in an expected amount not to be less than $150,000,000. The Merger Facilities are to be amortized from internally generated funds of Magma and will be secured by an assignment and pledge of the stock of Magma and all unencumbered assets of Magma.

        Interest on loans borrowed under the Facilities will be payable at spreads of 2.50% above LIBOR (adjusted for reserves) or 1.25% above Base Rate for loans under the Tender Facility, 2.50% above LIBOR (adjusted for reserves) or 1.50% above Base Rate for Term Loan A, and 3.00% above LIBOR (adjusted for reserves) or 2.00% above Base Rate for Term Loan B. CECI may elect to incur loans at either LIBOR or Base Rate.

        Credit Suisse's commitment to provide the Merger Facilities is subject to certain customary conditions, including without limitation (a) a capital investment in CECI in an amount and form satisfactory to Credit Suisse and (b) the absence of certain material adverse changes.

        The definitive documentation relating to the Merger Facilities will contain representations, warranties, covenants, events of default and conditions customary for transactions of this size and type.

        CECI has agreed to pay certain fees to Credit Suisse with respect to the Merger Facilities which, in the aggregate, are not material to the transactions described herein.

Certain Effects of the Merger: Operations After the Merger

        As a result of the Merger there will be no public market for Shares. Upon consummation of the Merger, Shares will cease to be quoted on the NNM, the registration of Shares under the Exchange Act will be terminated and such stock will no longer constitute "margin securities" under the rules of the Board of Governors of the Federal Reserve System.

        As a result of consummation of the Merger, the existing stockholders of Magma will receive CECI Common Stock representing approximately 32.2% of the CECI Common Stock then outstanding and will share to such extent in CECI's earnings and assets with the existing stockholders of CECI. Following completion of the Merger, CECI will own the entire equity interest in Magma and will thereby have a 100% interest in Magma's net assets and earnings.

        Except for the Merger and except as otherwise described in this Proxy Statement, CECI has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Magma or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of Magma or any of its subsidiaries, (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of Magma or (iv) any other material change in Magma's corporate structure or business. See "--Financing of Merger Consideration."

Federal Income Tax Consequences

        The following summary is a general discussion of the material federal income tax consequences to stockholders of Magma of the Merger. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative procedures, rulings and decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) by legislation, administrative action or judicial decision. No ruling has or will be requested from the Internal Revenue Service (the "Service") regarding the anticipated tax consequences described herein. The discussion set forth below does not discuss all aspects of federal income taxation that may be relevant to a particular stockholder in light of his personal investment circumstances or to certain types of stockholders subject to special treatment under the federal income tax laws (for example, tax-exempt organizations, foreign corporations and individuals who have received Shares as compensation or who are not citizens or residents of the United States) and does not discuss any aspect of state, local or foreign taxation. The discussion is limited to those stockholders who hold the Shares as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. Stockholders should consult their individual tax advisors concerning the specific tax consequences of the Merger, including the application and effect of state, local, foreign and other tax laws.

        Tax Effects of the Merger. Each outstanding Share (other than Shares held by CECI, CE Sub or any other direct or indirect subsidiary of CECI, Shares held in the treasury of Magma and Shares held by stockholders who properly exercise dissenters' rights under the NGCL) will be converted in the Merger into the right to receive a combination of cash and CECI Common Stock such that the consideration paid by CECI in the Offer and the Merger would consist, on a blended basis, of $28.50 per Share in cash and $10.50 per Share in market value of CECI Common Stock, based on the Average Closing Price and subject to the Collar Provision. The Merger will be a taxable transaction for federal income tax purposes. A stockholder exchanging Shares for cash and CECI Common Stock pursuant to the Merger will recognize gain or loss in the Merger equal to the difference between (i) the sum of the cash and the fair market value of the CECI Common Stock received in the Merger and (ii) the holder's adjusted tax basis for the Shares exchanged pursuant to the Merger. Gain or loss will be calculated separately for each block of Shares exchanged. A holder's tax basis in the CECI Common Stock received pursuant to the Merger will equal the fair market value of such CECI Common Stock as of the Effective Time, and the holder's holding period for such CECI Common Stock will commence as of the Effective Time. For tax purposes, the fair market value of the CECI Common Stock will be determined as of the Effective Time and, whether or not the Collar Provision is applicable, may differ from the Average Closing Price used for purposes of determining the number of Shares to be issued in the Merger.

        Gain or loss recognized by an exchanging stockholder in the Merger will be capital gain or loss if the Shares at the Effective Time are held as capital assets. Such capital gain or loss will be classified as a long-term capital gain or loss to the extent that the exchanged Shares have a holding period of more than one year at the Effective Time. Long-term capital gains recognized by an exchanging individual stockholder will be subject to tax at a maximum marginal federal rate of 28%. Short-term capital gains or non-capital gains recognized by an exchanging individual stockholder will be subject to tax at a maximum marginal federal rate of 39.6%. Net gains recognized by an exchanging corporate stockholder will be subject to tax at a maximum marginal federal rate of 35%.

        Backup Withholding. To prevent "backup withholding" of federal income tax on payments of cash to a stockholder of Magma who exchanges Shares for cash in the Merger, a stockholder of Magma must, unless an exception applies under the applicable law and regulations, provide the payor of such cash with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such number is correct and that such stockholder is not subject to backup withholding. A Substitute Form W-9 is included in the Letter of Transmittal. If the correct TIN and certifications are not provided, a $50 penalty may be imposed on a stockholder of Magma by the Service, and cash received by such stockholder in exchange for Shares in the Merger may be subject to backup withholding at the rate of 31%. Amounts paid as backup withholding do not constitute an additional tax and would be allowable as a credit against the stockholder's federal income tax liability.

        The discussion above is included for general information only. It does not address the state, local or foreign tax aspects of the Merger. In addition, it does not discuss the federal income tax considerations that may be relevant to certain persons, including holders of options, and may not apply to certain holders subject to special tax rules. The discussion is based upon current law. Legislative, judicial or administrative changes may be forthcoming that could affect this discussion. EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

Federal Securities Law Consequences

        All CECI Common Stock issued in connection with the Merger will be freely transferable, except that any CECI Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities
Act) of Magma prior to the Merger may be sold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 if such persons are or become affiliates of CECI) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Magma or CECI generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party.

Accounting Treatment

        The Merger will be accounted for under the purchase method of accounting.

Stock Exchange Listing

        It is a condition to the Merger that the shares of CECI Common Stock to be issued in connection with the Merger be authorized for listing on the NYSE, subject to official notice of issuance.

Dissenters' Rights

        Stockholders of CECI are not entitled to appraisal rights under Section 262 of the Delaware General Corporation Law (the "DGCL") in connection with the Merger.

        Holders of Shares will have the right to dissent with respect to the Merger and, subject to certain conditions, receive a cash payment equal to the "fair value" of their shares, as provided in Sections 78.471 through 78.502 of the NGCL. Fair value shall be determined as of the day before the Merger, excluding any appreciation or depreciation in anticipation of the Merger.

        In order to perfect dissenters' rights, any stockholder of Magma as of the Magma Record Date must deliver a written notice indicating the stockholder's intent to demand payment for his shares if the Merger is effectuated (the "Intent Notice") either to (i) the principal executive offices of Magma at 4365 Executive Drive, Suite 900, San Diego, California 92121,
Attention: President, or (ii) Magma's transfer agent, Chemical Trust Company of California, 300 South Grand Avenue, 4th Floor, Los Angeles, California 90071. The Intent Notice must be delivered before the vote on the Merger is taken at the Magma Special Meeting. Further, the stockholder asserting dissenters' rights must not vote in favor of the Merger. An abstention will be sufficient to meet this requirement. A vote against the Merger will not by itself satisfy the requirement to deliver an Intent Notice to Magma.

        A stockholder, such as a broker, bank or nominee, who is the holder of record of Shares beneficially owned by more than one other person may assert dissenters' rights for fewer than all of the shares registered in his name (e.g., on behalf of only one of the beneficial owners) only if he dissents with respect to all of the shares held by any given beneficial owner. Further, he must notify Magma in writing of the name and address of each person on whose behalf he asserts dissenters' rights. Therefore, persons who are beneficial owners of Shares whose shares are held of record by another person may instruct the recordholder to submit an Intent Notice and follow the procedure outlined above. Alternatively, such persons may assert dissenters' rights directly by submitting an Intent Notice according to the procedure set forth in the foregoing paragraph and, in addition, by submitting to Magma at either of the addresses set forth in the foregoing paragraph with or prior to submission of the Intent Notice the record stockholder's written consent to dissent. A beneficial stockholder must assert dissenters' rights with respect to all shares of which he is the beneficial stockholder or over which he has the power to direct the vote.

        If the Merger is authorized at the Magma Special Meeting, then, no later than 10 days after the consummation of the Merger, Magma must send a written dissenters' notice (the "Dissenters' Notice") to all stockholders who properly delivered an Intent Notice to Magma (i) stating where the demand for payment must be sent and where and when share certificates must be deposited;
(ii) supplying a form for demanding payment that requires that the person asserting dissenters' rights certify whether or not he acquired beneficial
ownership of the shares before                   , 1994, the date of the first
announcement to the news media of the terms of the proposed Merger; and (iii) setting a date by which Magma must receive the demand for payment (which date may not be less than 30 or more than 60 days after the date the notice is delivered). A stockholder receiving the Dissenters' Notice must deposit his certificates and deliver the proper form for demanding payment in the manner and by the date specified in order to perfect dissenter's rights.

        Except as otherwise provided below, within 30 days after receipt of a proper demand for payment according to the procedure to be set forth in the Dissenters' Notice, Magma must pay each dissenter the amount Magma estimates to be the fair value of the dissenter's shares, plus accrued interest from the effective date of the Merger until the date of payment at the rate specified under the NGCL. Within 30 days of payment from Magma, a dissenter may notify Magma in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less the previous payment.

        Magma may elect to withhold payment from a dissenter unless the
dissenter was a beneficial owner of Shares before                    , 1994.
If Magma elects to withhold payment from such dissenters, it must estimate the fair value of the shares plus accrued interest from the effective date of the Merger until the date of payment at the rate specified under the NGCL and must offer to pay this amount to each such dissenter who agrees to accept the amount in full satisfaction of his demand. Within 30 days of the offer of payment, such dissenter may notify Magma in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate rather than the amount offered.

        If a dissenter properly notifies Magma of his own estimate of fair value as set forth in the two foregoing paragraphs, and if the demand for payment remains unsettled, Magma must commence a proceeding within 60 days after receiving the demand for payment in the district court of Washoe County, Nevada, and petition the court to determine the fair value of the shares and accrued interest. Magma must make all dissenters whose demands remain unsettled parties to the proceeding. The costs of the proceeding will be assessed against Magma, unless the court finds that dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment, in which case the court may assess costs against some or all of the dissenters in amounts the court finds equitable. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, (a) against Magma if the court finds that Magma did not substantially comply with the requirements of Sections 78.491 through 78.499 of the NGCL, or (b) against either Magma or a dissenter, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the dissenter's rights provisions of the NGCL.

        Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has delivered an Intent Notice, in accordance with the NGCL, shall not be converted into a right to receive shares of CECI Common Stock, but shall become the right to receive the consideration as may be determined to be due to such dissenting stockholder pursuant to the NGCL, unless and until such holder fails to perfect or withdraws or otherwise loses his right to dissent. If after the Effective Time such holder fails to perfect or withdraws or loses his right to dissent, such Shares shall be treated as if they had been converted as of the Effective Time into a right to receive shares of CECI Common Stock. Magma will not, except with the prior written consent of CECI (which consent shall not be unreasonably withheld), make any payment with respect to, or settle or offer to settle, any such demands.

        The foregoing is a summary of the rights of dissenting stockholders, does not purport to be a complete statement thereof and is qualified in its entirety by reference to the applicable statutory provisions of the NGCL which are set forth in Annex D hereto.

Expenses of the Transaction

        It is estimated that when the Merger is consummated expenses incurred in connection with the Offer and the Merger will be approximately as follows (in thousands):

Financial advisory fees and expenses                      $______
Commission filing fees                                     ______
Legal fees and expenses                                    ______
Accounting fees                                            ______
Printing costs                                             ______
Proxy solicitation, distribution and Paying Agent fees     ______
Blue Sky fees                                              ______
Miscellaneous                                              ______
                Total


        All costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except that expenses incurred in connection with printing, filing and mailing this Proxy Statement and all Commission and other regulatory filing fees in connection therewith will be shared equally by CECI and Magma.


                         THE MERGER AGREEMENT

General

        The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger

Agreement, a copy of which is attached hereto as Annex A and incorporated herein by reference. Stockholders of Magma are urged to read the Merger Agreement in its entirety.

The Merger

        General. The purpose of the Merger is to acquire all Shares not beneficially owned by Magma following consummation of the Offer. Pursuant to the Merger Agreement, CECI, CE Sub and Magma have agreed to effectuate the Merger in accordance with the provisions of the Merger Agreement as promptly as practicable following consummation of the Offer. Following is a description of the material terms of the Merger Agreement. The Merger Agreement provides that as promptly as practicable after the satisfaction or waiver of the conditions described below (the "Effective Time"), CE Sub will be merged with and into Magma, with Magma continuing as the surviving corporation following the Merger (the "Surviving Corporation"). As a result of the Merger, Magma will become a wholly owned subsidiary of CECI. In addition, the directors of CE Sub immediately prior to the Effective Time will become the initial directors of the Surviving Corporation, and the officers of Magma immediately before the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified.

Effective Time

        Following the adoption of the Merger Agreement and subject to satisfaction or waiver of certain terms and conditions contained in the Merger Agreement, the Merger will become effective on such date as the Merger Agreement and the officers' certificates of each of Magma, CECI and CE Sub, are duly filed with the Secretary of the State of Nevada. The filing of the Merger Agreement and the officers' certificates shall be made as promptly as practicable after all conditions contemplated by the Merger Agreement have been satisfied or waived.

Terms of the Merger

        The Merger Consideration. In the Merger, each outstanding Share (other than Shares held by CECI, CE Sub or any other direct or indirect subsidiary of CECI, Shares held in the treasury of Magma and Shares held by stockholders who properly exercise dissenters' rights under the NGCL) will be converted into the right to receive, (A) the Mixed Cash Component Amount, net in cash, without interest thereon, and (B) the number of fully paid and nonassessable shares of CECI Common Stock equal to the quotient of (I) $39.00 less (II) the Mixed Cash Component Amount divided by the Average Closing Price.

        Pursuant to the Merger Agreement, CECI also had the option of choosing the following as the Merger Consideration: the amount equal to the quotient of
(A) (x) $38.75 multiplied by the number of Shares outstanding at the Effective Time less (y) $39.00 multiplied by the number of Shares owned by CECI and any of its affiliates immediately prior to the Effective Time, divided by (B) the number of Shares outstanding at the Effective Time (other than Shares owned by CECI and any of its affiliates) (the "All Cash Component Amount").

        The foregoing formula for determining the consideration to be paid in the Merger was determined so that the consideration paid by CECI in the Offer and the Merger would consist, on a blended basis, of $28.50 per Share in cash and $10.50 per Share in market value of CECI Common Stock, based on the Average Closing Price and subject to the Collar Provision. The consideration to be paid in the Offer and the Merger, including the terms of the Collar Provision, was negotiated on an arms' length basis between CECI and Magma. The purpose of the Collar Provision is to limit the number of shares of CECI Common Stock required to be issued in the Merger if the Average Closing Price is less than $14.27 and to establish a minimum number of shares of CECI Common Stock required to be issued in the Merger if the Average Closing Price exceeds $18.73.

        Stock Options. Each option outstanding immediately prior to the Effective Time under the Magma Stock Option Plans (as defined in the Merger Agreement), whether or not then exercisable, shall be cancelled by Magma and, in exchange therefor, each holder of any such option shall be entitled to receive from Magma at the Effective Time, or as soon as practicable thereafter, an amount in cash equal to the product of (x) the number of Shares previously subject to such option and (y) the excess, if any, of $39.00 over the exercise price per Share previously applicable to such option. Each unvested share of deferred stock outstanding immediately prior to the Effective Time (each, a "Deferred Share") shall be cancelled by Magma and each holder of a cancelled Deferred Share shall be entitled to receive at the Effective Time or as soon as practicable thereafter from Magma an amount in cash equal to $39.00.

        Board Representation. The Merger Agreement provides that, subsequent to consummation of the Offer, CE Sub will be entitled to that percentage of the number of seats on Magma's Board (rounded to the nearest whole seat) as reflects the percentage of the outstanding Shares then owned by CE Sub, but in no event less than a majority of the entire Board of Directors of Magma (regardless of vacancies). CE Acquisition has informed Magma that it currently intends to choose the designees (the "Acquisition Designees") it has the right to designate to Magma's Board pursuant to the Merger Agreement from the individuals listed below under the caption "Acquisition Designees." In order to provide CE Sub with such representation on Magma's Board, Magma may be required to increase the size of Magma's Board or to secure the resignation of one or more directors; provided, however, that such resignations will not cause the number of Disinterested Directors (as defined below) to be less than two. Following the election or appointment of the Acquisition Designees and prior to the Effective Time, any amendment of the Merger Agreement or Articles of Incorporation or Bylaws, any termination of the Merger Agreement by Magma, any extension by Magma of the time for the performance of any of the obligations or other acts of CECI or CE Sub, or waiver of any of Magma's rights under the

Merger Agreement, and any other consent or action of Magma's Board under the Merger Agreement will require the concurrence of a majority (which shall be at least two) of the directors of Magma then in office who are not designees of CECI or CE Sub ("Disinterested Directors").

        CECI has agreed to use its best efforts to nominate and cause up to two nominees of Magma to be elected or appointed as members of CECI's Board of Directors.

Acquisition Designees

        CE Sub has selected the following Acquisition Designees:

        David L. Sokol, 38, has served as President and Chief Executive Officer of CECI since April 19, 1993, as Chairman of the Board of Directors since May 5, 1994 and has been a director of California Energy since March 1991. He has served as Chairman of the Board of Directors, President and Chief Executive Officer of CE Sub since its organization. Formerly, Mr. Sokol was Chairman, President, and Chief Executive Officer of CECI from February 1991 until January 1992. Mr. Sokol has served as Chairman, President and Chief Executive Officer of CE Sub since its formation on September 22, 1994. Mr. Sokol was the President and Chief Operating Officer of, and a director of, JWP, Inc., from January 27, 1992 to October 1, 1992. From November 1990 until February 1991, Mr. Sokol was the President and Chief Executive Officer of Kiewit Energy Company. From 1983 to November 1990, Mr. Sokol was the President and Chief Executive Officer of Ogden Projects, Inc.

        Edgar D. Aronson, 59, has been a director of CECI since April 1983.
Mr. Aronson founded EDACO Inc., a private venture capital company, in 1981, and has been President of EDACO since that time. Prior to that, Mr. Aronson was Chairman, Dillon, Read International from 1979 to 1981 and a General Partner in charge of the International Department at Salomon Brothers Inc from 1973 to 1979.

        Richard K. Davidson, 52, was appointed a director of CECI in March 1993. Mr. Davidson has been Chairman and Chief Executive Officer of Union Pacific Railroad since 1991. From 1989 to 1991 he was Executive Vice President
- - Operations of Union Pacific Railroad, and from 1986 to 1989 he was Vice President - Operations of Union Pacific Railroad. Mr. Davidson is also a director of FirsTier Financial, Inc., Chicago & Northwestern Holdings Corporation and Missouri Pacific Railroad Company.

        Ben Holt, 80, has been a director of CECI since September 1993. Mr. Holt is the founder, and was Chairman and Chief Executive Officer, of The Ben Holt Co., an engineering firm located in Pasadena, California, which California Energy acquired in September 1993. Mr. Holt retired as Chairman and CEO of The Ben Holt Co. in December 1993 and is currently a consultant to California Energy. Mr. Holt is a beneficial owner of 3,763 Shares, representing less than 1% of the outstanding Shares.

        Richard R. Jaros, 42, has been director of CECI since March 1991. Mr. Jaros served as Chairman of the Board from April 19, 1993 to May 5, 1994 and served as President and Chief Operating Officer of CECI from January 8, 1992 to April 19, 1993. From 1990 until January 8, 1992, Mr. Jaros served as a Vice President of PKS and is currently an Executive Vice President and a director of PKS. Mr. Jaros serves as a director of MFS Communications Company, Inc. and C-TEC Corporation, both of which are publicly traded companies in which PKS holds a majority ownership interest. From 1986 to 1990, Mr. Jaros served as a Vice President for Mergers and Acquisitions for Kiewit Holdings, a subsidiary of PKS.

        Walter Scott, Jr., 62, has been a director of CECI since June 1991. Mr. Scott was the Chairman and Chief Executive Officer of CECI from January 8, 1992 until April 19, 1993. Mr. Scott is Chairman and President of PKS, a position he has held since 1979. Mr. Scott is a director of Berkshire Hathaway, Inc., Burlington Resources, Inc., ConAgra, Inc., FirsTier Financial, Inc., and Valmont Industries, Inc. Mr. Scott also serves as a director of MFS Communications Company, Inc. and C-TEC Corporation, both publicly traded companies in which PKS holds a majority ownership interest.

Surrender and Payment

        The Merger Agreement provides that before the Effective Time, Magma will appoint a bank or trust company to act as the exchange agent for the holders of Shares (the "Exchange Agent") to receive the funds and securities necessary to make the payments of the Merger Consideration. Each holder of a certificate representing any Shares canceled upon the Merger may thereafter surrender such certificate to the Exchange Agent to effect the surrender of such certificate on such holder's behalf for a period ending one year after the Effective Time. Promptly after the Effective Time, CECI shall cause the distribution to holders of record of Shares as of the Effective Time of appropriate materials to facilitate such surrender, including a letter of transmittal.

          STOCKHOLDERS OF MAGMA SHOULD NOT SEND CERTIFICATES
         REPRESENTING THEIR SHARES TO MAGMA OR TO THE EXCHANGE
          AGENT PRIOR TO RECEIPT OF THE LETTER OF TRANSMITTAL

        If payment of the Merger Consideration in respect of canceled Shares is to be made to a person other than the person in whose name a surrendered certificate or instrument is registered, it shall be a condition to such payment that the certificate or instrument so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other taxes required by reason of such payment in a name other than that of the registered holder of the certificate or instrument surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not payable.

        At the close of business on the day of the Effective Time, the stock transfer books of Magma shall be closed and there shall not be any further registration or transfer of Shares thereafter on the records of Magma. If, after the Effective Time, certificates for Shares are presented to the Surviving Corporation, they shall be canceled and exchanged (without interest) for the Merger Consideration.

Fractional Shares

        Fractional shares of CECI Common Stock shall not be issued in connection with the Merger. In lieu of any such fractional share, each holder of Shares who would otherwise have been entitled to a fraction of a share of CECI Common Stock upon surrender of certificates for exchange shall be paid cash (without interest) in an amount equal to such holder's proportionate interest in the net proceeds from the sale or sales in the open market of the aggregate fractional CECI Common Stock issued pursuant to the Merger Agreement. As soon as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of CECI Common Stock delivered to the Exchange Agent by CECI over (ii) the aggregate number of full shares of CECI Common Stock to be distributed to holders of Shares ("Excess Shares"), and the Exchange Agent, as agent for the former holders of Shares, shall sell the Excess Shares at the prevailing prices on the NYSE. The sale of the Excess Shares by the Exchange Agent shall be executed on NYSE in round lots to the extent practicable. The Exchange Agent shall deduct from the proceeds of the sale of the Excess Shares all commissions, transfer taxes and other reasonable out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of Excess Shares.

Conditions to Consummation of the Merger

        Consummation of the Merger is subject to certain conditions, including
(i) the purchase of Shares pursuant to the Offer, (ii) approval and adoption of the Merger and the Merger Agreement by the requisite vote of Magma's stockholders, (iii) approval of the issuance of CECI Common Stock in order to effectuate the Merger by the requisite vote of CECI's stockholders, (iv) the CECI Common Stock issuable to Magma's stockholders in the Merger having been authorized for listing on the NYSE upon official notice of issuance, (v) the registration statement to be filed with the Commission by CECI on Form S-4 under the Securities Act for the purpose of registering the shares of CECI Common Stock to be issued in the Merger shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending such effectiveness shall have been issued by the Commission and remain in effect, and (vi) that there shall not be in effect (a) any judgment, decree or order issued by any Federal, state or local court of competent jurisdiction, or (b) any statute, rule or regulation enacted or promulgated by any Federal, state, local or legislative, administrative or regulatory body of competent jurisdiction, that in either of cases (a) or (b) prohibits the consummation of the Merger or makes such consummation illegal.

Representations and Warranties

        The Merger Agreement contains customary representations and warranties of the parties thereto, including representations by each of Magma and CECI as to the absence of certain changes or events concerning its business, compliance with law, approval of the Offer and the Merger by Magma for purposes of certain Nevada antitakeover statutes, energy regulatory status, environment, employee benefit plans, insurance, taxes, related party transactions, the status of development and construction projects and the status of operating projects.

Conduct of Business by Magma and CECI Pending the Merger

        Magma has agreed that, prior to the Effective Time, unless CECI shall otherwise consent in writing and except as is otherwise permitted by the Merger Agreement, the businesses of Magma and its subsidiaries shall be conducted only in, and Magma and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and Magma will use its best efforts to preserve substantially intact its business organization, to keep available the services of its present officers, employees and consultants and to preserve its present relationships with customers, suppliers and other persons with which it or any of its subsidiaries has significant business relations. Except as contemplated by the Merger Agreement, Magma has agreed that neither it nor any of its subsidiaries will, prior to the Effective Time, directly or indirectly, do any of the following without the prior written consent of CECI: (a) (i) issue, sell, pledge, dispose of, encumber, authorize, or propose the issuance, sale, pledge, disposition, encumbrance or authorization of any Shares or shares of its subsidiaries' capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its subsidiaries' capital stock, or any other ownership interest (except with respect to Shares previously reserved for issuance as disclosed in Section 4.03 of the Merger Agreement); (ii) amend or propose to amend its articles of incorporation or bylaws or equivalent organizational documents; (iii) split, combine or reclassify any of its outstanding common stock, or declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise with respect to the common stock; (iv) redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any shares of its capital stock, except in the performance of its obligations under existing employee plans; or
(v) authorize or propose or enter into any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this section (a);
(b) (i) acquire (by merger, consolidation, or acquisition of stock, partnership interests or assets) any corporation, partnership or other business organization or division thereof or any other interests in operating properties; (ii) except in the ordinary course of business and in a manner consistent with past practices, sell, pledge, lease, transfer, dispose of, or encumber or authorize or propose the sale, pledge, lease, transfer, disposition or encumbrance of any of its or its subsidiaries' assets (including intangible assets); (iii) create, incur, assume or guarantee any indebtedness or other similar obligation, or enter into any contract or agreement, except in the ordinary course of business and consistent with past practice; (iv) enter into any new line of business or make any bid or enter into any commitment in respect of any new or proposed projects; (v) prepay or refinance any part of the principal or interest of any existing indebtedness before the due date thereof; (vi) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity, except for endorsements in the ordinary course of business in connection with the deposit of items for collection; (vii) make any loans, advances or capital contributions to or investments in any person or entity; (viii) waive, release, grant or transfer any rights of value or modify or change in any material respect any existing license, material lease or commitment; (ix) make or commit to or guarantee any single capital expenditure or obligation which is not consistent with past practice and currently budgeted; or (x) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this section (b);
(c) take any action other than in the ordinary course of business and in a manner consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any severance or termination pay (otherwise than pursuant to policies of Magma or any of its subsidiaries in effect on November 30, 1994) or with respect to any increase of benefits payable under its severance or termination pay policies in effect on November 30, 1994; (d) make any payments (except in the ordinary course of business and in amounts and in a manner consistent with past practice) under any of its employee plans to any of its or its subsidiaries' employees, independent contractors or consultants, enter into any new employee plan, any new employment or consulting agreement, grant or establish any new awards under such plan or agreement, or adopt or otherwise amend any of the foregoing; (e) take any action except in the ordinary course of business and in a manner consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to accounting policies or procedures (including without limitation its procedures with respect to the payment of accounts payable); (f) before the purchase of Shares pursuant to the Offer and other than pursuant to the Merger Agreement, take any action to cause the shares of its common stock to cease to be listed on the NNM; (g) cause or permit any of their current insurance (or reinsurance) policies to be cancelled or terminated or any of the coverage thereunder to lapse, unless forthwith upon notice of such termination, cancellation or lapse, Magma or such subsidiary used its best efforts to obtain commercially reasonable replacement policies from the same or comparable insurers providing coverage which is the same as or comparable to that provided under the cancelled, terminated or lapsed policies; (h) enter into any agreement or transaction with any affiliate of Magma upon terms and conditions less favorable to Magma or such affiliate than could be obtained on an arm's length basis, except for agreements or transactions in the ordinary course of business and consistent with past practice; (i) settle any material pending litigation; or (j) enter into any oral or written agreement, contract, commitment, arrangement or understanding with respect to any of the foregoing.

        Notwithstanding the foregoing: (i) Magma may close the financing of its Malitbog project without the prior consent of CECI provided that CECI has been given the opportunity to review the relevant financing documents and Magma has given CECI at least two days prior notice of the anticipated closing date; (ii) Magma may make and commit to ordinary course budgeted operational capital and other expenditures relating to projects in operation or construction without the consent of CECI; (iii) Magma may make planned capital and operational expenditures with respect to its Malitbog project, without the consent of CECI;
(iv) Magma will not make any capital or other expenditures in excess of $500,000 in the aggregate with respect to its Nevada Power Pumped Storage contract, its Alto Peak contract and any other contract related to a development project without prior consultation with CECI and CECI's consent;
(v) Magma may honor all existing contractual obligations relating to projects in operation or construction without the consent of CECI; and (vi) Magma will not incur any additional indebtedness (secured or unsecured) or make new project or capital commitments in excess of $1,000,000 without prior consultation with CECI and CECI's consent.

        CECI has agreed that, prior to the Effective Time, unless Magma shall otherwise consent in writing, and except as is otherwise permitted by the Merger Agreement, neither CECI nor any of the CE Subsidiaries shall, directly or indirectly, do any of the following: (a) (i) issue or sell, or propose the issuance or sale of, any shares of its or its subsidiaries' capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its subsidiaries' capital stock, or any other ownership interest (except with respect to CECI Common Stock previously reserved for issuance as disclosed in Section 3.03 of the Merger Agreement) if (A) the proceeds of any such issuance or sale ("Proceeds") exceed $50,000,000 and (B) such proceeds are not applied, if necessary, so as to allow CECI to exercise its option to pay cash in the Merger such that the blended average per Share consideration paid in the Offer and the Merger equals $38.75;
(ii) split, combine or reclassify any of its outstanding common stock, or declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise with respect to the common stock; (iii) redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any shares of its capital stock, except in the performance of its obligations under existing employee plans or pursuant to a repurchase program under Rule 10b-18 promulgated under the Exchange Act; or (iv) authorize or propose or enter into any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this section (a); (b) in the case of CECI, merge or consolidate with or into another person or engage in a recapitalization or other similar extraordinary business transaction; (c) make any material change in accounting policies, other than as required by generally accepted accounting principles; or (d) enter into any oral or written agreement, contract, commitment, arrangement or understanding with respect to any of the foregoing.

Indemnification

        If any action, suit, proceeding or investigation relating hereto or to the transactions contemplated by the Merger Agreement is commenced, whether before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. Magma shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and after the Effective Time, the Surviving Corporation and CECI shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each director, officer, employee, fiduciary and agent of Magma or any subsidiary and their respective subsidiaries and controlled affiliates, including, without limitation, officers and directors serving as such on the date hereof (collectively, the "Indemnified Parties"), from and against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any of the transactions contemplated by the Merger Agreement, including without limitation, liabilities arising under the Securities Act or the Exchange Act in connection with the Merger. CECI shall cause the Surviving Corporation to continue in effect the indemnification provisions currently provided (or provisions that are no less favorable to the Indemnified Parties than those currently provided) by the Articles of Incorporation, Bylaws or any written indemnification agreement of Magma for a period of not less than six years following the Effective Time.

        CECI shall cause to be maintained in effect for not less than three years after the Effective Time the current policies of directors' and officers' liability insurance maintained by Magma and its Subsidiaries with respect to matters occurring prior to the Effective Time; provided, however, CECI may substitute therefor its current policies or other policies of at least the same coverage containing terms and conditions which are no less advantageous to the Indemnified Parties; provided, however, that in no event shall CECI be required to expend more than an amount equal to 125% of current annual premiums paid by Magma for such insurance.

        If CECI, the Surviving Corporation or any of either of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision shall be made so that the successors and assigns of CECI or Surviving Corporation assume the indemnification obligations.

Termination; Fees and Expenses

        Termination. The Merger Agreement provides that it may be terminated at any time before the Effective Time in the following circumstances: (a) by mutual consent of the Board of Directors of CECI (the "CECI Board") and the Board of Directors of Magma (the "Magma Board"); or (b) by Magma or CECI if the Effective Time shall not have occurred on or prior to September 30, 1995; or
(c) by either CECI or Magma if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties hereto shall use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or (d) by CECI if (i) Magma's Board withdraws, modifies or changes its recommendation of the Merger Agreement or any of the transactions contemplated thereby or shall have resolved to do any of the foregoing or (ii) Magma's Board recommends to the holders of Shares any proposal with respect to a merger, consolidation, share exchange or similar transaction involving Magma or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement; or (e) by CECI if, without Magma's consent, any person has acquired beneficial ownership or the right to acquire beneficial ownership of or any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) has been formed which beneficially owns, or has the right to acquire beneficial ownership of, more than 10% of the Shares; or (f) by Magma or CECI if (i) a corporation, partnership, person or other entity or group shall have made a bona fide offer that Magma's Board determines in its good faith judgment and in the exercise of its fiduciary duties, after consultation with and based upon the advice of its financial and legal advisors, is more favorable to Magma's stockholders than the Offer and the Merger or any person (including, without limitation, Magma or any affiliate thereof), other than CECI or any affiliate of CECI, shall have become the beneficial owner of more than 50% of the then outstanding Shares; or (g) by either CECI or Magma if the other party shall have breached the Merger Agreement in any material respect and such breach continues for a period of ten days after the receipt of notice of the breach from the nonbreaching party.

        Termination Fee For CECI. The Merger Agreement provides that if it is terminated pursuant to clauses (d) or (f) or terminated by CECI pursuant to clause (g) of the preceding paragraph, Magma will be required to pay CECI a termination fee of $8,000,000 plus CECI's actual documented out-of-pocket expenses incurred since September 13, 1994 in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, legal and professional fees and expenses.

        Termination Fee For Magma. The Merger Agreement provides that if by December 19, 1994, CECI has not delivered to Magma either a revised Commitment Letter (as defined below) or definitive loan documentation reflecting the financing contemplated by such Commitment Letter which, in each case, (i) does not contain any due diligence conditions regarding CECI and Magma and its subsidiaries and (ii) has a definition of "material adverse effect" and/or "material adverse change" that substantially conforms in all material respects with the definition of Material Adverse Effect (other than as provided in subclause (i) of the definition provided below) contained in the Merger Agreement with respect to CECI and Magma, then CECI will be required to pay Magma a termination fee of $8,000,000 if (i) the Offer expires or is terminated without CE Sub having accepted for payment the Shares tendered pursuant thereto, or (ii) the Merger Agreement is terminated by either CECI or Magma because the Offer has not been consummated by February 28, 1995 ((i) and (ii) collectively, the "Offer Termination Events"); provided, however, that the $8,000,000 termination fee will not be required to be paid if failure to consummate the Offer results from one or more of the following: (i) a Material Adverse Effect with respect to Magma shall exist or shall have occurred and be continuing on or prior to the relevant Offer Termination Event; (ii) Magma shall have materially breached the Merger Agreement and CECI shall have terminated the Merger Agreement pursuant to clause (h) of the paragraph entitled "Termination" above; or (iii) generally accepted accounting principles would require a restatement of Magma's audited financial statements contained in the Company SEC Reports (as defined in the Merger Agreement).

        When used in connection with CECI and CE Sub, the term "Material Adverse Effect" means any change or effect, when taken together with all other adverse changes and effects relating to CECI or CE Sub, which are not individually or in the aggregate deemed to have a Material Adverse Effect, that is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) of CECI and its subsidiaries taken as a whole; provided, however, that the occurrence of any or all of the following shall not constitute a Material Adverse Effect: (i) any change in any law applicable to CECI or any CECI subsidiary or by which any property or asset of CECI or any CECI subsidiary is bound, (ii) a failure to receive any contract for which CECI or any CECI subsidiary has submitted or will submit a competitive bid, (iii) the loss of any contract or arrangement (whether by revocation, lapse or invalidity) with respect to a project that CECI or a CECI subsidiary has under development, other than any such loss resulting from a breach by CECI of the representations and warranties set forth in Section 3.22 or 3.23 of the Merger Agreement (relating to the status of CECI's development and construction projects and its operating projects), (iv) a failure to close any public or private financing of any project in which CECI or any CECI subsidiary owns a direct or indirect interest or (v) the termination of the employment of any employee, officer, director or consultant of CECI or any CECI subsidiary.

        When used in connection with Magma or any of its subsidiaries, the term "Material Adverse Effect" means any change or effect, when taken together with all other adverse changes and effects relating to Magma and its subsidiaries, that is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) of Magma and the subsidiaries taken as a whole; provided, however, that the occurrence of any or all of the following shall not constitute a Material Adverse Effect:
(i) any change in any law applicable to Magma or any subsidiary or by which any property or asset of Magma or any subsidiary is bound, (ii) a failure to receive any contract or award for which Magma or any subsidiary has submitted or will submit a competitive bid, (iii) the loss of any contract or arrangement (whether by revocation, lapse or invalidity) with respect to a project that Magma or any subsidiary has under development, other than any such loss related to the Malitbog project or the Fish Lake project and other than any such loss resulting from a breach by Magma of the representations and warranties set forth in Sections 4.22 and 4.23 of the Merger Agreement (relating to the status of Magma's development and construction projects and its operating projects),
(iv) an unfavorable ruling by the California Public Utilities Commission ("CPUC") with respect to Magma's California plants under the pending Biennial Resource Plan Update ("BRPU"), (v) a loss of, or unfavorable ruling in, Magma's pending litigation against Southern California Edison Company ("SCE"), but only insofar as such litigation seeks to increase the energy price payable for deliveries over nameplate capacity and not insofar as any unfavorable ruling affects the validity or enforceability of any contract subject thereto or the enforceability of any material term thereof, (vi) a failure to close any public or private financing of any project in which Magma or any subsidiary owns a direct or indirect interest (other than as a result of a loss with respect to the Malitbog project or the Fish Lake project or as a result of a breach by Magma of the representations and warranties set forth in Section 4.22 or 4.23 of the Merger Agreement (relating to the status of Magma's development and construction projects and its operating projects)), or (vii) the termination of the employment of any employee, officer, director or consultant of Magma or any Magma subsidiary.

Amendment

        The Merger Agreement provides that it may be amended by the parties thereto at any time before the Effective Time by an instrument in writing signed by the parties. However, after approval of the Merger by Magma's stockholders, no amendment may be made which would materially adversely affect the interests of such stockholders or reduce the amount or change the type of consideration into which each Magma Share will be converted upon consummation of the Merger. Following the election or appointment of the Acquisition Designees and prior to the Effective Time, any amendment of the Merger Agreement or Articles of Incorporation or Bylaws, any termination of the Merger Agreement by Magma, any extension by Magma of the time for the performance of any of the obligations or other acts of CECI or CE Sub, or waiver of any of Magma's rights under the Merger Agreement, and any other consent or action of Magma's Board under the Merger Agreement will require the concurrence of a majority (which shall be at least two) of the Disinterested Directors.

                  MARKET PRICES OF AND DIVIDENDS ON
                         CAPITAL STOCK OF CECI
                    AND RELATED STOCKHOLDER MATTERS

        CECI Common Stock is listed for quotation on the NYSE under the symbol "CE." The following table sets forth the quarterly high and low last reported sales price per share of CECI Common Stock, and the amount of cash dividends paid per share of CECI Common Stock, for the fiscal quarters indicated.



                                                High       Low      Dividends
Fiscal Year Ended December 31, 1991:
        First Quarter                         $14.00     $ 7.00        -0-
        Second Quarter                         15.00      10.88        -0-
        Third Quarter                          16.00      12.38        -0-
        Fourth Quarter                         16.63      13.75        -0-
Fiscal Year Ended December 31, 1992:
        First Quarter                          16.25      11.63        -0-
        Second Quarter                         13.25      11.50        -0-
        Third Quarter                          13.00      11.38        -0-
        Fourth Quarter                         17.38      11.88        -0-
Fiscal Year Ended December 31, 1993:
        First Quarter                          21.75      16.38        -0-
        Second Quarter                         20.25      16.88        -0-
        Third Quarter                          18.50      15.75        -0-
        Fourth Quarter                         20.25      17.88        -0-
Fiscal Year Ending December 31, 1994:
        First Quarter                          19.50      16.75        -0-
        Second Quarter                         18.13      15.75        -0-
        Third Quarter                          17.75      15.75        -0-
        Fourth Quarter (through December 19)   17.13      15.38        -0-
Fiscal Year Ending December 31, 1995:
        First Quarter (through January __)                             -0-

        On September 19, 1994, the day of CECI's issuance of its press release announcing the transmission of a letter to Magma containing a proposal to acquire Magma in a transaction in which stockholders would receive cash and shares of CECI Common Stock having a combined cash and market value of $35 per share, the reported closing price for CECI Common Stock was $16.875. On December 2, 1994, the last full trading day prior to the announcement that the Merger Agreement had been executed, the closing stock price for CECI Common Stock was $16.50. On January , 1995, the last full trading day for which quotations were available at the time of printing of this Proxy/Prospectus Statement, the closing stock price for CECI Common Stock was ____. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT QUOTATIONS FOR THE CECI COMMON STOCK.


        The present policy of CECI is to retain earnings to provide sufficient funds for the operation and expansion of CECI's business. Accordingly, CECI has not paid, and does not have any present plan to pay, cash dividends on CECI Common Stock. In January of 1990 and January of 1991, CECI paid a 4% stock dividend to the holders of CECI Common Stock. CECI did not pay such a dividend in 1992, and has no plans to pay any such dividend in the future.

        The agreements relating to the Senior Notes issued by CECI prohibit the payment of dividends unless CECI satisfies various covenants and conditions. The Certificate of Designation with respect to the Series C Preferred Stock prohibits cash dividend payments with respect to CECI Common Stock unless all accumulated dividends on the Series C Preferred Stock have been paid.

        CECI's ability to pay dividends is dependent upon receipt of dividends or other distributions from CECI's subsidiaries and the partnerships and joint ventures in which CECI has interests. The availability of distributions from the Coso Project is subject to the satisfaction of various covenants and conditions contained in the Coso Joint Ventures' refinancing documents and CECI anticipates that future project level financings will contain certain conditions and similar restrictions on the distribution of cash flow to CECI.

              MARKET PRICES OF AND DIVIDENDS ON
                     CAPITAL STOCK OF MAGMA
                 AND RELATED STOCKHOLDER MATTERS

        The Shares are quoted on the NNM. The following table sets forth, for the periods indicated, the reported high and low sales prices per Share, and the amount of cash dividends paid per Share for each such period.



                                                 High     Low        Dividends
Fiscal Year Ended December 31, 1991:
 First Quarter                                  $33.50   $22.50         -0-
 Second Quarter                                  34.25    28.50         -0-
 Third Quarter                                   30.00    22.75         -0-
 Fourth Quarter                                  27.50    23.25         -0-
Fiscal Year Ended December 31, 1992:
 First Quarter                                  27.25     21.00         -0-
 Second Quarter                                 25.75     19.25         -0-
 Third Quarter                                  24.75     19.75         -0-
 Fourth Quarter                                 32.25     19.75         -0-

Fiscal Year Ended December 31, 1993:
 First Quarter                                  40.00     30.75         -0-
 Second Quarter                                 41.50     30.75         -0-
 Third Quarter                                  39.00     29.75         -0-
 Fourth Quarter                                 40.50     30.00         -0-

Fiscal Year Ending December 31, 1994:
 First Quarter                                  35.25     30.75         -0-
 Second Quarter                                 33.25     28.00         -0-
 Third Quarter                                  35.25     26.50         -0-
 Fourth Quarter (through December 19)           37.50     34.25         -0-

Fiscal Year Ending December 31, 1995:
 First Quarter (through January __)                                     -0-



        On September 19, 1994, the day of CECI's issuance of its press release announcing the transmission of a letter to Magma containing a proposal to acquire Magma in a transaction in which stockholders would receive cash and shares of CECI Common Stock having a combined cash and market value of $35 per share, the reported closing price on the NNM was $27.50. On December 2, 1994, the last full trading day prior to the announcement that the Merger Agreement had been executed, the last reported sales price for Shares was $35.50. On January , 1995, the last full trading day for which quotations were available at the time of printing of this Proxy/Prospectus Statement, the last reported sales price for Shares was ____. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT QUOTATIONS FOR THE SHARES.

        Magma's policy has been to retain earnings to provide sufficient funds for the operation and expansion of its business. Accordingly, Magma has not paid, and has no present plan to pay, dividends on the Shares. In addition, pursuant to the Merger Agreement, Magma has agreed not to declare or pay, and has not declared or paid, any dividends, prior to consummation of the Merger.

    SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

Selected Historical Consolidated Financial and Operating Data of CECI

        The following table sets forth selected historical consolidated financial and operating data, which should be read in conjunction with CECI's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of CECI incorporated by reference to CECI's Annual Report on Form 10-K for the year ended December 31, 1993 and to CECI's Quarterly Report on Form 10-Q for the quarters ended September 30, 1993 and 1994 are incorporated herein by reference. The unaudited consolidated financial statements of CECI as of and for the nine months ended September 30, 1993 and 1994 reflect all adjustments necessary, in the opinion of management, (consisting only of normal recurring adjustments) for a fair presentation of such financial data. The selected consolidated data as of and for each of the five years in the period ended December 31, 1993 have been derived from the audited historical consolidated financial statements of CECI.


                                                                                                          Nine Months
                                                      Year Ended December 31,                         Ended September 30,

                                     1989       1990         1991            1992           1993       1993         1994
                                       (In thousands, except per share amounts)
Statement of Operations Data:
Sales of electricity              $43,010    $89,026     $104,155        $115,087       $129,861    $99,398     $115,357
Sales of steam                         --         --        2,029           2,255          2,198      1,648        1,851
Interest and other income           5,386      7,787        9,379          10,187         17,194     12,294       21,980
Total revenue                      48,396     96,813      115,563         127,529        149,253    113,340      139,188
Plant operations, general and
 administrative and royalties      13,615     37,412       41,506          45,183         46,794     34,019       41,321
Income before depreciation,
 amortization, interest, income
 taxes, extraordinary item and
 cumulative effect of change
 in accounting principle (1)       34,781     59,401       74,057          82,346        102,459     79,321       97,867
Depreciation and amortization       6,605     13,372       14,752          16,754         17,812     13,044       15,439
Interest expense, net of capitalized
 interest                          15,125     30,464       24,439          14,860         23,389     17,171       36,962
Provision for income taxes          2,715      3,522        8,284          11,922         18,184     14,295       14,067
Income before extraordinary item
 and cumulative effect of change
 in accounting principle (1)       10,336     12,043       26,582          38,810         43,074     34,811       31,399
Extraordinary item-refinancing (2)     --         --           --         (4,991)             --         --      (2,007)
Cumulative effect of change in
 accounting principle (3)              --         --           --              --          4,100      4,100           --
Net income (1)                     10,336     12,043       26,582          33,819         47,174     38,911       29,392
Preferred dividends (paid in kind)     --         --           --           4,275          4,630      3,429        3,711
Net income available to common
 stockholders                      10,336     12,043       26,582          29,544         42,544     35,482       25,681
Income per share before
 extraordinary item and cumulative
 effect of change in accounting
 principle  (1)
Assuming no dilution                 0.38       0.44         0.75            0.92           1.00       0.81         0.77
Assuming full dilution (4)           0.38       0.44         0.75            0.92           1.00       0.81         0.76
Extraordinary item per share (2)       --         --           --          (0.13)             --         --       (0.06)
Cumulative effect of change in
 accounting principle per share (3)  $ --       $ --         $ --            $ --          $ .11      $ .11         $ --
Net income per share
Assuming no dilution                 0.38       0.44         0.75            0.79           1.11       0.92         0.71
Assuming full dilution (4)           0.38       0.44         0.75            0.79           1.11       0.92         0.70
Weighted average shares
 outstanding (5)                   27,019     27,254       35,471          37,495         38,485     38,436       36,174
Capital expenditures              124,749     32,514       68,377          32,446         87,191     64,250       78,892


                                                       December 31,                                       September 30,
                                     1989       1990         1991            1992           1993       1993         1994
Balance Sheet Data:
Property-power plant, net        $302,514   $321,303     $373,948        $389,646       $458,974   $440,527     $522,268
Total assets                      349,282    393,853      517,994         580,550        715,984    710,659    1,087,064
Total debt                        260,120    270,738      257,038         299,334        382,610    390,972      775,534
Preferred stock                        --      4,705       54,705          54,350         58,800     57,650       62,350
Stockholders' equity               42,163     55,088      143,128         168,764        211,503    206,675      179,660


______________
(1) The Navy I Plant commenced operation prior to 1989 and the BLM and Navy II Plants commenced commercial operation in February 1989 and January 1990, respectively. The Desert Peak, Nevada facility and the Roosevelt Hot Springs, Utah steam field were acquired in March and January 1991, respectively.
(2) The refinancing of CECI's three largest domestic projects located at the Naval Air Weapons Station at China Lake, California (collectively, the "Coso Project") resulted in an extraordinary item in 1992 in the amount of

     $5.0 million, after the tax effect of $1.5 million. The defeasance of the Senior Notes resulted in an extraordinary item in 1994 in the amount of $2.0 million, after the tax effect of $1.0 million.
(3) On January 1, 1993, CECI adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"), which resulted in a cumulative adjustment to net income of $4.1 million in 1993.
(4) Fully diluted earnings per share reflects the dilutive effect of convertible subordinated debentures as if they were converted at the beginning of the reporting period.
(5) The number of shares outstanding is calculated by using the treasury stock method.

Selected Historical Consolidated Financial and Operating Data of Magma

 The following information concerning Magma is excerpted from Magma's Annual Report on Form 10-K for the year ended December 31, 1993 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1994.

 The selected financial data set forth below with respect to Magma's statements of operations for each of the five years in the period ended December 31, 1993 and the balance sheets of Magma as of December 31, 1989 through 1993 are derived from the consolidated financial statements of Magma that have been audited by Coopers & Lybrand, independent certified public accountants. The selected financial data set forth below with respect to Magma's statements of operations for the nine-month period ended September 30, 1994 and 1993 and, with respect to the balance sheet of Magma as of September 30, 1994, have been derived from the unaudited consolidated financial statements of Magma, which, in the opinion of management, reflect all adjustments necessary (consisting only of normal recurring adjustments) for a fair presentation of such financial data.

 The selected financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and other financial information included in Magma's Annual Report on Form 10-K for the year ended December 31, 1993 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 incorporated herein by reference.



                                                                                                         Nine Months
                                                            Year Ended December 31,                    Ended September 30,
                                     1989       1990         1991            1992           1993       1993         1994
                                       (In thousands, except per share amounts)
Statement of Operations Data:
Total revenues                    $63,103   $ 85,599      $94,891        $108,966       $167,138   $124,781     $146,104
Operating revenues(1)              56,743     76,893       84,135         100,313        162,943    121,146      142,238
Income from operations             26,892     36,694       41,204          49,667         74,913     57,957       67,915
Income before cumulative
 effect of accounting change       22,295     30,166       33,941          36,358         52,135     39,469       46,843
Cumulative effect of change
 in accounting for income taxes        --         --           --       17,833(2)             --         --           --
Net income                         22,295     30,166       33,941          54,191         52,135     39,469       46,843
Return on revenues                  35.3%      35.2%        35.8%        33.4%(3)          31.2%      31.6%        32.1%
Capital expenditures              $43,762    $ 7,054      $15,711        $ 12,043       $  8,434   $  5,718     $  8,854
Return on averagestockholders'
 equity                             16.1%      17.6%        16.2%        14.3%(3)          16.4%      13.0%        12.5%
Weighted average shares
 outstanding                       21,999     22,898       23,611          22,936         24,063     24,037       24,017
Income before cumulative effect
of accounting change per
common share
Assuming no dilution                $1.01      $1.32        $1.44           $1.59          $2.17      $1.64       $ 1.95
Assuming full dilution(4)            0.96       1.32         1.44            1.52           2.17       1.64         1.95
Income per common share
Assuming no dilution                 1.01       1.32         1.44         2.36(2)           2.17       1.64         1.95
Assuming full dilution(4)            0.96       1.32         1.44         2.27(2)           2.17       1.64         1.95


                                                                                                  September
                                                     December 31,                                       30,
                                     1989       1990         1991            1992           1993       1994
                                                    (In thousands)
Balance Sheet Data:
Property, plant and
 equipment, net .             $124,062(5)   $120,125     $118,541        $113,922       $265,215   $256,561
Exploration and development
 costs, net . . .                  46,681     44,782       48,644          52,001        107,069    104,271
Total assets                      282,624    325,131      353,788         396,650        611,311    630,422
Long-term obligations(6)           98,212     99,297       89,808          87,339        200,509    164,313
Total debt(7)                     100,517    102,842       97,541          96,126        226,008    188,969
Stockholders' equity              150,142    192,626      226,872         282,260        351,918    395,286

_______________
(1)  Excludes interest and other income.
(2) The cumulative effect of Magma's adoption of SFAS 109 increased net income by $17,833, or $.77 per share. See Note 11, Provision for Income Taxes, accompanying the consolidated financial statements for the year ended December 31, 1992 for Magma incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1993.
(3) Excludes the impact of cumulative effect of change in accounting for income taxes.
(4) Fully diluted earnings per share reflects the dilative effect of stock options and warrants at the end of the reporting period.
(5)  Projects in progress reclassified to appropriate asset classification.
(6) Consists of the noncurrent portion of long-term loans payable and other long-term liabilities.
(7) Represents loans payable, including the current portion of long-term loans payable.

        The above information should be read in conjunction with CECI's and Magma's historical and pro forma combined financial statements and notes thereto, either incorporated by reference or included herein. See "Pro Forma Unaudited Condensed Combined Financial Data."

Pro Forma Unaudited Condensed Combined Financial Data

        The following Pro Forma Unaudited Condensed Combined Balance Sheet as of September 30, 1994 and the Pro Forma Unaudited Condensed Combined Statements of Earnings for the year ended December 31, 1993 and the nine months ended September 30, 1994 combine the historical consolidated balance sheets of CECI and Magma as if the acquisition had been effective on September 30, 1994, and the historical statements of income as if the acquisition had been effective at the beginning of the period. The acquisition is reflected under the purchase method of accounting, after giving effect to the pro forma adjustments and assumptions described in the accompanying notes. Under this method of accounting, which is in accordance with generally accepted accounting principles, assets and liabilities of Magma are adjusted to their estimated fair value, and combined with the recorded values of the assets and liabilities of CECI. This pro forma combined financial data should be read in conjunction with the financial data appearing under "SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA OF CECI," "SELECTED CONSOLIDATED FINANCIAL DATA OF MAGMA" and the consolidated financial statements, including the notes thereto, of CECI and Magma, incorporated herein by reference to their respective Annual Reports on Form 10-K for the year ended December 31, 1993 and Quarterly Reports on Form 10-Q for the quarter ended September 30, 1994 and CECI's Current Reports on Form 8-K dated March 7, 1994, March 28, 1994, April 18, 1994, May 6, 1994, June 9, 1994, August 16, 1994, September 22, 1994, September 30, 1994,
October 6, 1994, October 26, 1994, November 22, 1994 and December 9, 1994.

        CECI has not completed reviewing Magma's records in order to make its determination of the fair value of Magma's assets and liabilities. The fair value adjustments reflected in the accompanying pro forma combined financial data reflect, among other things, estimates of fair value made by CECI based on market quotations and assumptions it believes to be reasonable.

        It should be noted, however, that the actual fair values will be determined on the basis of the financial condition of Magma at the time the Magma Shares are purchased.

        The pro forma data do not reflect operating efficiencies and cost reductions which CECI anticipates are achievable. The savings would be largely attributable to the economies of scale obtained through the combination of CECI's operations with Magma's operations, and the resulting decrease in employment and occupancy costs, as well as general overhead expenses.

        The pro forma combined financial data are not intended to present the results that would have actually occurred if the acquisition had been in effect on the assumed dates and for the assumed periods, and are not necessarily indicative of the results that may be obtained in the future.

            Pro Forma Unaudited Condensed Combined Balance Sheet
                               CECI and Magma
                          As of September 30, 1994
                               (In thousands)

                                                                    Pro Forma           Pro Forma
                                   CECI           Magma           Adjustments           Combined
Assets
Cash and short term investments  $316,349        $  5,111         $(210,944)(4C)         $110,516
Marketable securities. . . . .         --          43,609                     --           43,609
Joint venture cash and short
 term investments                  27,088          25,478                     --           52,566
Restricted cash and short term
 investments                      127,380              --                     --          127,380
Accounts receivable-trade and
 other                             33,901          54,204                     --           88,105
Prepaid expenses and other assets      --          10,423                     --           10,423
Due from joint ventures. . . .      1,639              --                     --            1,639
Property and plant, net. . . .    522,268         395,560            340,000(4B)        1,257,828
Equipment, net . . . . . . . .      4,699              --                     --            4,699
Notes receivable-joint venture     12,255              --                     --           12,255
Other investments. . . . . . .     11,517          41,245                     --           52,762
Power purchase contracts . . .         --         21,313              60,000(4B)           81,313
Deferred charges and other assets  29,968          24,480           6,948(4B,4C)           61,396
Goodwill . . . . . . . . . . .         --           8,999            319,143(4B)          328,142
                               ----------        --------           ------------      -----------
  Total Assets. . . . . . . . .$1,087,064        $630,422               $515,147       $2,232,633
                               ----------        --------           ------------      -----------
                               ----------        --------           ------------      -----------

Liabilities and Stockholders' Equity

Liabilities
Accounts payable . . . . . . .   $  1,021        $  7,832              $      --         $  8,853
Other accrued liabilities. . .     23,357           3,605                     --           26,962
Income taxes payable . . . . .        587              --                     --              587
Construction loans . . . . . .     21,079              --                     --           21,079
Project loans. . . . . . . . .    233,080         188,969                     --          422,049
Senior discount notes. . . . .    421,375              --                     --          421,375
Convertible subordinated
 debenture                        100,000              --                     --          100,000
Deferred income taxes. . . . .     24,774          22,376           $158,000(4B)          205,150
Other long term liabilities. .         --          12,354            500,000(4C)          512,354
                               ----------        --------           ------------      -----------
  Total liabilities . . . . . .   825,273         235,136                658,000        1,718,409

Deferred income. . . . . . . .     19,781              --                     --           19,781
Redeemable preferred stock . .     62,350              --                     --           62,350
Commitments and contingencies.         --              --                     --               --

Stockholders' Equity
Preferred stock
Common Stock . . . . . . . . .      2,407           2,401            (1,599)(4A)            3,209
Additional paid in capital . .    100,000         142,765            49,350 (4A)          292,115
Unrealized gain from
 marketable securities                 --           (677)                677(4A)               --
Retained earnings. . . . . . .    136,769         250,797          (250,797)(4A)          136,769
Treasury stock . . . . . . . .   (59,516)              --            59,516 (4A)               --
                               ----------        --------           ------------      -----------

  Total stockholders' equity. .   179,660         395,286              (142,853)          432,093
                               ----------        --------           ------------      -----------
  Total liabilities and
   stockholders'equity         $1,087,064        $630,422               $515,147       $2,232,633
                               ----------        --------           ------------      -----------
                               ----------        --------           ------------      -----------

  The accompanying notes to the pro forma unaudited condensed combined financial statements are an integral part of these statements.

          Pro Forma Unaudited Condensed Combined Statements of Earnings
                                 CECI and Magma
For the Year Ended December 31, 1993 and the Nine Months Ended September 30,
1994
                      (In thousands, except per share data)


                                          Year Ended December 31, 1993                  Nine Months Ended September 30, 1994

                                                        Pro Forma             Pro                            Pro Forma
                                                       Adjustment           Forma                           Adjustment   Pro Forma
                                  CECI         Magma         (4D)        Combined           CECI      Magma       (4D)    Combined

Revenues
Sales of electricity
and steam .                      $132,059   $137,882          $--        $269,941       $117,208   $124,086        $--    $241,294
Royalties                              --     19,629           --          19,629             --     15,062         --      15,062
Interest and other
 income. . .                       17,194      4,195     (10,547)          10,842         21,980      3,866    (7,910)      17,936
Management
 services. .                           --      5,432           --           5,432             --      3,090         --       3,090
                                ---------   --------    ---------        --------       --------    -------    -------     -------

Total Revenue                     149,253    167,138     (10,547)         305,844        139,188    146,104    (7,910)     277,382
Costs and Expenses
Plant operations                   25,362     49,493           --          74,855         23,887     41,208         --      65,095
General and
 administrative                    13,158     10,943           --          24,101          9,536      9,602         --      19,138
Royalties                           8,274         --           --           8,274          7,898         --         --       7,898
Depreciation and
 amortization                      17,812     21,692       18,254          57,758         15,439     17,737     13,690      46,866
Other non--plant
 costs . . .                           --        471           --             471             --        380         --         380
Interest expense                   30,205      9,626       45,000          84,831         44,480      9,262     33,750      87,492
Less interest
 capitalized                      (6,816)         --           --         (6,816)        (7,518)         --        --      (7,518)
                                ---------   --------    ---------        --------       --------    -------    -------     -------
Total costs and
 expenses. .                       87,995     92,225       63,254         243,474         93,722     78,189     47,440     219,351
                                ---------   --------    ---------        --------       --------    -------    -------     -------
Income before
 income taxes                      61,258     74,913     (73,801)          62,370         45,466     67,915   (55,350)      58,031
Provision for
 income taxes                      18,184     22,778     (26,056)          14,906         14,067     21,072   (19,542)      15,597
                                ---------   --------    ---------        --------       --------    -------    -------     -------
Income from
 continuing operations             43,074     52,135     (47,745)          47,464         31,399     46,843   (35,808)      42,434
Preferred dividends                 4,630         --           --           4,630          3,711         --         --       3,711
                                ---------   --------    ---------        --------       --------    -------    -------     -------
Income available to
 common stock-
 holders . .                      $38,444    $52,135    $(47,745)         $42,834        $27,688    $46,843  $(35,808)     $38,723
                                ---------   --------    ---------        --------       --------    -------    -------     -------
                                ---------   --------    ---------        --------       --------    -------    -------     -------
Income per
 common and common equiva-
 lent share
Assuming no dilution                $1.00      $2.17                        $0.80          $0.77      $1.95                  $0.75
                                ---------   --------                     --------       --------    -------                -------
                                ---------   --------                     --------       --------    -------                -------
Assuming full dilution              $1.00      $2.17                        $0.79          $0.76      $1.95                  $0.73
                                ---------   --------                     --------       --------    -------                -------
                                ---------   --------                     --------       --------    -------                -------
Weighted average
 common shares
 outstanding                       38,485     24,063                       53,784         36,174     24,017                 51,473
                                ---------   --------                     --------       --------    -------                -------
                                ---------   --------                     --------       --------    -------                -------


The accompanying notes to the pro forma unaudited condensed combined financial statements are an integral part of these statements.

 Notes To Pro Forma Unaudited Condensed Combined Financial Data
                         CECI and Magma
              (In thousands, except per share data)

        The Merger will be accounted for as a purchase. The resulting adjustments are based on the historical consolidated financial statements of CECI and Magma. The final adjustments will be based on the fair value of CECI's Common Stock and the fair value of the assets and liabilities of Magma at or near the closing. For purposes of the pro forma combined financial statements, it is assumed that one hundred percent of the Magma Shares will be acquired and that the fair value of the Common Stock will be $16.50 (the mid-point of the "Average Closing Price" range limits stipulated in the Agreement and Plan of Merger).

        The pro forma unaudited condensed combined financial statements are based on the following assumptions:

1. The Merger occurred as of September 30, 1994 for balance sheet purposes and at the beginning of the periods presented for statement of earnings purposes.

2. 24,043,000 Magma Shares outstanding, net of 200,000 shares owned by CECI, will be purchased for $39.00 per Magma Share consisting of a package of, on a blended basis, approximately $28.50 per share in cash and approximately $10.50 in market value per share of Common Stock of CECI (see "Merger Consideration").

3. The options outstanding will be retired for approximately $8,500,000 in cash.

4. The pro forma adjustments to reflect the effect of the transaction are as follows:

        A. The adjustments reflect the elimination of Magma's equity accounts and the issuance of Common Stock.
        B. The adjustments which have been made to the net assets of Magma and CECI to give effect to the Merger follow:

           Assumed value of the
              Common Stock and cash consideration
              plus estimated direct costs to be
              incurred in consummating the Proposed
              Merger. . . . . . . . . . . . . . . . .          $942,377
           Cost of retiring outstanding
              Magma options . . . . . . . . . . . . .             8,500
           Cost of Magma shares presently owned
              by CECI . . . . . . . . . . . . . . . .             5,552
           Net assets of Magma. . . . . . . . . . . . $395,286
           Adjustment to eliminate goodwill
              of Magma. . . . . . . . . . . . . . . .  (8,999)  386,287
           Excess of purchase price over carrying
              value of net assets acquired. . . . . .           570,142
           Allocated to:
              Property and plant. . . . . . . . . . .         (340,000)
              Power purchase contracts. . . . . . . .          (60,000)
              Deferred income taxes on
               allocated costs  . . . . . . . . . . .           158,000
           Goodwill . . . . . . . . . . . . . . . . .          $328,142


        C. The additional cash which CECI will be required to pay in order to effect the Merger has been provided for in the pro forma adjustments as follows:

          Reduce cash on hand . . . . . . . . . . . .          $210,944
          Increase long-term debt . . . . . . . . . .           500,000
                                                               $710,944
         Represents:
          Payments to Magma common stockholders. . . .          $677,444
          Payments to Magma stock option holders . . .             8,500
          Other direct acquisition costs . . . . . . .            12,500
          Finance costs. . . . . . . . . . . . . . . .            12,500
                                                                $710,944

        D. The pro forma adjustments to the pro forma combined statements of earnings include the following:

         i. Record amortization of the excess of purchase price over net assets acquired over a 40-year period, eliminate the amortization of goodwill from the historical operating results of Magma and provide depreciation expense on costs allocated to property and plant. CECI's policy is to provide depreciation and amortization expense beginning upon the commencement of energy production over the estimated remaining useful life of plant and equipment or the contract period for costs applicable to power sales and development contracts. Costs of $150 million have been allocated to power sales and development contracts and plant for which energy production is not expected to commence until 1996 or later. Accordingly, revenues, period operating costs and amortization of future costs to be incurred in the completion of such facilities together with amortization of this allocation of acquisition costs are not included in the pro forma combined statements of earnings.

         ii. Increase interest expense relating to amortization of deferred financing costs over ten years and cash used to finance the merger, utilizing an 8.75 percent annual interest rate assumption applied to additional borrowings and a 5 percent annual interest rate assumption applicable to the reduction of cash on hand.

         iii. Change income tax expense as a result of pro forma adjustments which affect taxable income.

          The pro forma income per common share has been determined on the basis of weighted average outstanding shares which have been adjusted to include the number of shares of Common Stock to be exchanged for the outstanding Magma Shares.

5. The pro forma combined income from continuing operations available to common shareholders per share for the year ended December 31, 1993, and nine months ended September 30, 1994, would be $0.82 and $0.78, respectively, based upon the assumption that (1) 100% of the Magma Shares are acquired by CECI and
(2) the market value of CECI Common Stock issued to the present shareholders of Magma is $18.73 per share. The pro forma combined book value per share at September 30, 1994, would be $9.45 under the same assumptions.

6. The pro forma combined income from continuing operations available to common shareholders per share for the year ended December 31, 1993, and nine months ended September 30, 1994, would be $0.76 and $0.72, respectively, based upon the assumption that (1) 100% of the Magma Shares are acquired by CECI and
(2) the market value of Company Common Stock issued to the present shareholders of Magma is $14.27 per share. The pro forma combined book value per share at September 30, 1994, would be $8.66 under the same assumptions.

                COMPARISON OF STOCKHOLDER RIGHTS

        Upon consummation of the Merger, the stockholders of Magma will become stockholders of CECI and their rights will be governed by CECI's Certificate of Incorporation and Bylaws, which differ in certain material respects from Magma's Articles of Incorporation and Bylaws. As stockholders of CECI, the rights of former Magma stockholders will be governed by the DGCL instead of by the NGCL. Delaware is the jurisdiction of incorporation of CECI and Nevada is the jurisdiction of incorporation of Magma.

        The following comparison of the DGCL and CECI's Certificate of Incorporation and Bylaws, on the one hand, and the NGCL and Magma's Articles of Incorporation and Bylaws, on the other, is not intended to be complete and is qualified in its entirety by reference to CECI's Certificate of Incorporation and Bylaws and Magma's Articles of Incorporation and Bylaws. Copies of CECI's Certificate of Incorporation and Bylaws are available for inspection at the offices of CECI and copies will be sent to the holders of Magma Common Stock or CECI Common Stock upon request. Copies of Magma's Articles of Incorporation and Bylaws are available for inspection at the principal executive offices of Magma and copies will be sent to holders of Magma Common Stock upon request.

        Directors. Both the DGCL and the NGCL provide that a corporation's board of directors shall consist of at least one member and that the number of directors may be fixed in either the corporation's certificate of incorporation or articles of incorporation, as the case may be, or in the bylaws. CECI's Bylaws provide that the CECI Board shall consist of 13 directors and shall be classified into three classes of directors each serving three-year terms. Magma's Articles of Incorporation provide that the number of directors constituting the Magma Board will be fixed from time to time by resolution of Magma's Board or Magma's stockholders, and that the number of directors may not be less than three nor more than 15. Magma's Board currently consists of eleven directors and in also classified into three classes of directors each serving three-year terms.

        Removal of Directors; Filling Vacancies on the Board of Directors. Under the DGCL, any director of a classified board of directors may be removed only for cause by the holders of a majority of the shares entitled to vote at an election of directors. Under the NGCL, any director may be removed from office upon the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled. Although CECI's Certificate of Incorporation is silent as to the filling of vacancies on the CECI Board, its Bylaws provide that any director or the entire CECI Board may be removed only for cause by the holders of not less than two-thirds of shares entitled to vote at an election of directors. Magma's Articles of Incorporation and Bylaws are silent as to the removal of directors.

        Both the DGCL and the NGCL generally provide that all vacancies on the board of directors, including vacancies caused by an increase in the number of authorized directors, may be filled by a majority of the remaining directors even if they are less than a quorum. Both CECI's and Magma's Bylaws follow this language and further provide that any such elected director shall hold office for a term expiring at the annual meeting at which the term of the class to which he has been elected expires.

        Limitation on Directors' Liability. Both the DGCL and the NGCL permit a corporation to include a provision in its certificate or articles of incorporation eliminating or limiting the personal liability of a director for damages for breach of the director's fiduciary duty subject to certain limitations. CECI's Certificate of Incorporation provides that a director will not be personally liable to CECI or its stockholders for monetary damages for breach of fiduciary duty as a director, although it does not eliminate the liability of the director for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, the unlawful repurchase or redemption of stock or payment of unlawful dividends or any transaction from which a director derives an improper personal benefit. As permitted under the NGCL, Magma's Articles of Incorporation contain a similar provision.

        Indemnification. Both the DGCL and the NGCL permit a corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. Both states' laws provide that a corporation may advance expenses of defense (upon receipt of a written undertaking to reimburse the corporation if indemnification is not appropriate) and must reimburse a successful defendant for expenses, including attorney's fees, actually and reasonably incurred, and both states permit a corporation to purchase and maintain liability insurance for its directors and officers. Both the DGCL and the NGCL provide that indemnification may not be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent a court determines that the person is entitled to indemnify for such expenses as the court deems proper. Both CECI's Bylaws and Magma's Bylaws provide indemnification to the fullest extent permitted by applicable law.

        Restrictions on Business Combinations/Corporate Control. The DGCL contains provisions restricting the ability of a corporation to engage in business combinations with an interested stockholder. Under the DGCL, except under certain circumstances, a corporation is not permitted to engage in a business combination with any interested stockholder for a three-year period following the date such stockholder became an interested stockholder. The DGCL defines an interested stockholder, generally, as a person who owns 15% or more of the outstanding shares of such corporation's voting stock. Kiewit Energy would be considered an interested stockholder. However, because Kiewit Energy has been an interested stockholder for more than three years, the moratorium on a business combination involving Kiewit Energy does not apply.

        Certain provisions of the NGCL disallow the exercise of voting rights with respect to "control shares" of an "issuing corporation" held by an "acquiring person," unless such voting rights are conferred by a majority vote of the disinterested stockholders or if, prior to the acquiring person's acquisition of the control shares, the articles of incorporation or bylaws of the issuing corporation state that such provisions of the NGCL do not apply to the issuing corporation. Magma's Bylaws contain such a statement.

        The NGCL also contains provisions restricting the ability of a corporation to engage in any combination with an interested stockholder unless the combination complies with certain fair price specifications or unless the board of directors of the corporation approved of the interested stockholder's acquisition of shares. The NGCL defines an interested stockholder, generally, as a person who owns 10% or more of the outstanding shares of such corporation's voting stock. CECI would be considered an interested stockholder of Magma under the NGCL. However, because the Magma Board approved the acquisition of the Shares by CECI, the provisions of the NGCL restricting a combination involving CECI do not apply.

        Stockholder Action by Written Consent: Special Meetings. Under the DGCL and the NGCL, unless otherwise provided in the Certificate of Incorporation or Articles of Incorporation, as the case may be, stockholders may take action without a meeting, without prior notice and without a vote, upon the written consent of stockholders having not less than the minimum number of votes that would be necessary to authorize the proposed action at a meeting at which all shares entitled to vote were present and voted. CECI's Certificate of Incorporation provides that any action that may be taken or is required to be taken at any annual or special meeting of stockholders, may not be taken without a meeting. Magma's Bylaws have a similar provision.

        CECI's Bylaws provide that special meetings of stockholders may be called by the CECI Board or the President. Magma's Bylaws provide that special meetings of the stockholders may be called by the President or Secretary of Magma and must be called by the President or Secretary at the request, in writing, of a majority of Magma's Board or stockholders owning at least a majority of Magma's shares issued and outstanding and entitled to vote.

        Amendment or Repeal of the Certificate of Incorporation and Bylaws. Under the DGCL and the NGCL, unless the Certificate of Incorporation or Articles of Incorporation, as the case may be, or Bylaws otherwise provide, amendments to the Certificate of Incorporation or Articles of Incorporation generally require the approval of the holders of a majority of the outstanding stock entitled to vote thereon, and if such amendments would increase or decrease the number of authorized shares of any class or series or the par value of such shares or would adversely affect the shares of such class or series, the holders of the outstanding shares of a class shall be entitled to vote as a class to approve the amendment. CECI's Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of the voting power of all shares of CECI entitled to vote generally in the election of directors, voting together as a single class to amend its Certificate of Incorporation. CECI's Bylaws provide that CECI's Board may amend its Bylaws by a majority vote and that CECI stockholders may amend its Bylaws by an affirmative vote of at least two-thirds of the voting power of all shares of CECI entitled to vote, except when stockholders are required to vote by class, in which event two-thirds of the voting power of that class shall be required.

        Magma's Articles of Incorporation provide that Magma reserves the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders in the Articles of Incorporation are subject to such reservation. Magma's Articles of Incorporation provide that the affirmative vote of the holders of at least 75% of the outstanding shares of common stock shall be required to amend, alter, change, repeal, or adopt any provision inconsistent with, the provisions of its Articles of Incorporation that concern the election of directors. Magma's Bylaws provide that the affirmative vote of a majority the outstanding capital stock entitled to vote thereon or a majority of the entire Magma Board shall be required to amend its Bylaws.

        Cumulative Voting. Under both the DGCL and the NGCL, cumulative voting of stock applies only when so provided in the Certificate of Incorporation or the Articles of Incorporation, as the case may be, of a corporation. Neither CECI's Certificate of Incorporation nor Magma's Articles of Incorporation provide for cumulative voting rights in the election of directors.

        Stockholder Vote for Mergers. Except with respect to certain mergers between parent and subsidiary corporations, under both the DGCL and the NGCL, a merger generally requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon. Under the DGCL and the NGCL, holders of stock which is not by its terms entitled to vote on such a transaction are entitled to notice of the meeting at which the proposed transaction is considered. Neither the DGCL nor the NGCL requires a stockholder vote of the surviving corporation in a merger, however, if (a) the merger agreement does not amend the existing certificate of incorporation, (b) each outstanding or treasury shares of the surviving corporation before the merger is unchanged after the merger, and (c) the number of shares to be issued by the surviving corporation in a merger does not exceed 20% of the shares outstanding immediately prior to such issuance.

        Dissenters' Rights in Mergers. Both the DGCL and the NGCL provide the stockholders have the right, in some circumstances, to dissent from certain corporate reorganizations and to instead demand payment of the fair cash value of their shares. Unless a corporation's certificate of incorporation provides otherwise, the DGCL does not provide for such dissenters' rights of appraisal with respect to (a) a sale-of-assets reorganization, (b) a merger or consolidation by a corporation, the shares of which are either listed on a national securities exchange or widely-held (by more than 2,000 stockholders), if stockholders receive shares of the surviving corporation or of such a listed or widely-held corporation; or (c) stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger. Like the DGCL, the NGCL generally does not provide for dissenters' rights if no vote of the stockholders of the surviving corporation is required. Further, dissenters' rights are not available under the NGCL for shares registered on a securities exchange on the record date for the meeting at which the reorganization is considered by the stockholders.

        Dividends. Under both the DGCL and the NGCL, corporations may pay dividends out of surplus, or if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.


             SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                 OWNERS AND MANAGEMENT OF MAGMA

        The following table sets forth, as of October 1, 1994, the name and address, the total number of shares (if any) of Shares beneficially owned (as defined in Rule 13d-3 under the 1934 Act) and the percentage of the outstanding Shares so owned (i) by each person who is known to Magma to own beneficially 5% or more of the outstanding Shares, (ii) by each director and nominee to the Board, (iii) by Magma's Chief Executive Officer and each of its executive officers and (iv) by all directors and executive officers as a group. As of December __, 1994, CECI and its affiliates owned 200,000 Shares which represent less than 1% of the Shares outstanding.


                                           AMOUNT AND NATURE OF
NAME & ADDRESS OF BENEFICIAL OWNERS(1)     BENEFICIAL OWNERSHIP (2)      PERCENTAGE OF CLASS (3)
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674                               5,032,430(4)                         21.0%

B.C. McCabe Foundation
7624 S. Painter Ave., Suite A
Whittier, CA 90602-2313                         2,752,641(5)                         11.5%

Firstar Investment Research &
 Management Company
777 E. Wisconsin Avenue
Milwaukee, WI 53202                                1,975,500                          8.2%

James D. Shepard. . . . . . .                     221,134(6)                             *

Paul M. Pankratz                                  114,100(7)                             *

Ralph W. Boeker                                    50,000(8)                             *

Jon R. Peele                                       32,000(9)                             *

Wallace C. Dieckmann                              19,859(10)                             *

Thomas C. Hinrichs                                17,618(11)                             *

Kenneth J. Kerr                                   16,000(12)                             *

Trond Aschehoug                                   15,450(13)                             *

Louis A. Simpson                                  10,819(14)                             *

John D. Roach                                      2,250(15)                             *

Lester L. Coleman                                    819(16)                             *

Roger L. Kesseler                                        200                             *

Directors and executive officers
  as a group (15 persons). . . . .               500,249(17)                      2.1%(18)

_______________

*       Represents less than one percent.

(1) Except as otherwise indicated, the address of each of the persons named below is c/o Magma Power Company, 4365 Executive Drive, Suite 900, San Diego, California 92121.

(2) For purposes of this table, a person is deemed to have "beneficial ownership" of (i) any security which such person has the right to acquire within 60 days after October 1, 1994, (ii) any security which is held by such person's spouse or other immediate family member sharing such person's household, (iii) securities held in certain trusts, partnerships and other legal entities affiliated with such person, and (iv) individual retirement accounts of such person. Beneficial ownership has been disclaimed by certain of the named persons with respect to certain of such shareholdings. The amounts set forth under this column exclude shares held for the benefit of the named person in the Magma 401(k) Plan. All information with respect to the beneficial ownership of the shares referred to in this table is based upon filings made by the respective beneficial owners,with the Commission or information provided to Magma by such beneficial owners.

(3) Unless otherwise noted, the number of Shares outstanding for this purpose is 24,014,714.

(4) Includes 4,000,005 shares which were placed in escrow, pursuant to an escrow agreement dated April 1, 1991 between The Dow Chemical Company, a Delaware corporation ("Dow"), and Morgan Guaranty Trust Company of New York, as Escrow Agent, for delivery upon exchanges of $150,000,000 aggregate principal amount of 5 3/4% Subordinated Exchangeable Notes Due 2001 of Dow (the "Notes"). The Notes are exchangeable at any time into Shares at an exchange rate of
26.6667 Shares per $1,000 principal amount of Notes. Dow retains the right to vote the shares placed in escrow.

(5) Does not includes Shares held by Mr. Shepard, a director of Magma, who is a co-trustee of the B.C. McCabe Foundation.

(6) Does not include shares owned by the B. C. McCabe Foundation for which Mr. Shepard is a co-trustee, and with regard to which beneficial ownership is disclaimed.

(7)     Includes Mr. Pankratz's options to purchase 114,000 Shares.

(8) Includes 3,000 shares of deferred stock which are subject to vesting requirements based on continuing employment, and which the holder is not entitled to vote or receive dividends on until vested. Also includes Mr. Boeker's options to purchase 45,000 Shares.

(9) Includes 4,500 shares of deferred stock subject to vesting requirements based on continuing employment, and which the holder is not entitled to vote or receive dividends on until vested. Also includes Mr. Peele's options to purchase 27,500 Shares.

(10) Includes 6,000 shares of deferred stock subject to vesting requirements based on continuing employment, and which the holder is not entitled to vote or receive dividends on until vested. Also includes Mr. Hinrichs' options to purchase 5,750 Shares.

(11) Includes 6,000 shares of deferred stock subject to vesting requirements based on continuing employment, and which the holder is not entitled to vote or receive dividends on until vested. Also includes Mr. Hinrichs' options to purchase 5,750 Shares.

(12) Includes 10,000 shares of deferred stock subject to vesting requirements based on continuing employment. The holder of such deferred stock is not entitled to vote such shares or receive dividends until vested. Also includes Mr. Kerr's options to purchase 5,000 Shares.

(13) Includes 8,600 shares of deferred stock which are subject to vesting requirements based on continuing employment, and which the holder is not entitled to vote or receive dividends on until vested. Also includes Mr. Aschehoug's options to purchase 6,000 Shares.

(14)    Includes Mr. Simpson's options to purchase 819 Shares.

(15)    Includes Mr. Roach's options to purchase 1,250 Shares.

(16)    Includes Mr. Coleman's options to purchase 819 Shares.

(17) Includes 38,100 shares of deferred stock held by all directors and officers as a group. Also includes options to purchase 219,998 Shares held by all directors and executive officers as a group. Does not include Shares held by Dow, which is the employer of directors Knee, Kesseler and Reinhard.

(18) Includes the 38,100 shares of deferred stock and the options to purchase 219,998 shares of Common Stock referred to in Note 17 above. The number of outstanding Shares for this purpose is 24,272,812.


                           OTHER MATTERS

        It is not expected that any matters other than those described in this Proxy Statement will be brought before the Magma Special Meeting. However, if any other matters are presented, it is the intention of the persons named in the Magma proxy to vote the proxy in accordance with their best judgment.


                           LEGAL MATTERS

        Certain legal matters with respect to the validity of the securities offered hereby will be passed upon for CECI by Willkie Farr & Gallagher, One Citicorp Center, 153 East 53rd Street, New York, New York 10022.


                              EXPERTS

        The financial statements and the related financial statement schedules of CECI and subsidiaries incorporated in this Proxy Statement by reference to the CECI 1993 10-K have been audited by Deloitte & Touche, independent auditors, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph referring to California Energy Company, Inc.'s adoption effective January 1, 1993, of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes") which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        With respect to the unaudited interim financial information for the periods ended March 31, 1993 and 1994, June 30, 1993 and 1994, and September 30, 1993 and 1994, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in CECI's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of a registration statement prepared or certified by an accountant within the meaning of Section 7 and 11 of the Act.

        The consolidated balance sheets of Magma and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993 and the Statement of Net Assets Acquired as of March 31, 1993 and the Historical Summaries of Gross Revenues and Direct Operating Expenses for each of the three years in the period ended December 31, 1992 of the Imperial Valley Geothermal Interests, incorporated by reference in this Proxy Statement have been incorporated herein in reliance on the reports of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.


                       STOCKHOLDER PROPOSALS

        Any Magma stockholder who wishes to submit a proposal for presentation to Magma's 1995 Annual Meeting of Stockholders (if the Merger has not been consummated prior to the date the meeting is to be held) must submit the proposal to Magma Power Company, 4365 Executive Drive, Suite 900, San Diego, California, 92121, Attention: Secretary, not later than January 11, 1995 for inclusion, if appropriate, in Magma's proxy statement and form of proxy relating to its 1995 Annual Meeting.

                  CALIFORNIA ENERGY COMPANY, INC.
                                AND
                        MAGMA POWER COMPANY

             Annexes to the Proxy Statement/Prospectus



Annex A - Agreement and Plan of Merger

Annex B - Opinion of Goldman, Sachs & Co.

Annex C - Opinion of Gleacher & Co. Inc.

Annex D - Statutory Provisions of NGCL Regarding Dissenters' Rights

              ANNEX A














                CALIFORNIA ENERGY COMPANY, INC.,

                  CE ACQUISITION COMPANY, INC.

                               and

                       MAGMA POWER COMPANY

                  AGREEMENT AND PLAN OF MERGER

                  Dated as of December 5, 1994

                       TABLE OF CONTENTS

SECTION                                                      PAGE
- -------                                                      ----

                            ARTICLE I
                        THE TENDER OFFER

     SECTION 1.01.  The Offer. . . . . . . . . . . . . . . . .  2
     SECTION 1.02.  Company Action . . . . . . . . . . . . . .  3
     SECTION 1.03.  Directors. . . . . . . . . . . . . . . . .  4

                           ARTICLE II
                           THE MERGER

     SECTION 2.01.  The Merger . . . . . . . . . . . . . . . .  5
     SECTION 2.02.  Effective Time . . . . . . . . . . . . . .  5
     SECTION 2.03.  Effect of the Merger . . . . . . . . . . .  6
     SECTION 2.04.  Subsequent Actions . . . . . . . . . . . .  6
     SECTION 2.05.  Certificate of Incorporation; By-Laws;
                    Directors and Officers . . . . . . . . . .  6
     SECTION 2.06.  Merger Consideration . . . . . . . . . . .  7
     SECTION 2.07.  Dissenting Company Common Stock. . . . . .  8
     SECTION 2.08.  Surrender of Company Common Stock; Stock
               Transfer Books . . . . . . . . . . . . . .  8
     SECTION 2.09.  No Fractional Shares . . . . . . . . . . . 10
     SECTION 2.10.  Stock Options; Deferred Stock. . . . . . . 10
     SECTION 2.11.  Dividends; Transfer Taxes. . . . . . . . . 11
     SECTION 2.12.  Stockholders' Meetings . . . . . . . . . . 11
     SECTION 2.13.  Board Nominees; Assistance in
                    Consummation of the Merger . . . . . . . . 12

                           ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF PARENT
                         AND MERGER SUB

     SECTION 3.01.  Corporate Organization; Subsidiaries . . . 12
     SECTION 3.02.  Certificate of Incorporation and
                    By-Laws. . . . . . . . . . . . . . . . . . 13
     SECTION 3.03.  Capitalization . . . . . . . . . . . . . . 13
     SECTION 3.04.  Authority Relative to this Agreement . . . 14
     SECTION 3.05.  No Conflict; Required Filings and
               Consents . . . . . . . . . . . . . . . . . 14
     SECTION 3.06.  SEC Filings; Financial Statements. . . . . 15
     SECTION 3.08.  Title to Property. . . . . . . . . . . . . 17
     SECTION 3.09.  Litigation . . . . . . . . . . . . . . . . 17
     SECTION 3.10.  Financing Arrangements . . . . . . . . . . 17
     SECTION 3.11.  No Prior Activities. . . . . . . . . . . . 17
     SECTION 3.12.  Brokers. . . . . . . . . . . . . . . . . . 17
     SECTION 3.13.  Information in Disclosure Documents;
               Registration Statement; Etc. . . . . . . . 17
     SECTION 3.14.  Conduct of Business. . . . . . . . . . . . 18

SECTION                                                      PAGE
- -------                                                      ----

     SECTION 3.15.  Environment. . . . . . . . . . . . . . . . 18
     SECTION 3.16.  Energy Regulatory Status . . . . . . . . . 19
     SECTION 3.17.  Employee Benefit Plans; Labor Matters. . . 19
     SECTION 3.18.  Insurance. . . . . . . . . . . . . . . . . 21
     SECTION 3.19.  Taxes. . . . . . . . . . . . . . . . . . . 21
     SECTION 3.20.  Trademarks, Licenses, Patents and
                    Copyrights . . . . . . . . . . . . . . . . 22
     SECTION 3.21.  Related Party Transactions . . . . . . . . 22
     SECTION 3.22.  Status of Development and Construction
                    Projects . . . . . . . . . . . . . . . . . 23
     SECTION 3.23.  Status of Operating Projects . . . . . . . 23

                           ARTICLE IV
          REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     SECTION 4.01.  Corporate Organization; Subsidiaries . . . 24
     SECTION 4.02.  Articles of Incorporation and Bylaws . . . 25
     SECTION 4.03.  Capitalization . . . . . . . . . . . . . . 25
     SECTION 4.04.  Authority Relative to this Agreement . . . 26
     SECTION 4.05.  No Conflict; Required Filings and
                    Consents . . . . . . . . . . . . . . . . . 26
     SECTION 4.06.  SEC Filings; Financial Statements. . . . . 27
     SECTION 4.07.  Absence of Certain Changes or Events . . . 28
     SECTION 4.08.  Title to Property. . . . . . . . . . . . . 29
     SECTION 4.09.  Litigation . . . . . . . . . . . . . . . . 29
     SECTION 4.10.  Information in Disclosure Documents. . . . 30
     SECTION 4.11.  Fairness Opinion . . . . . . . . . . . . . 30
     SECTION 4.12.  Brokers. . . . . . . . . . . . . . . . . . 30
     SECTION 4.13.  Takeover Provisions Inapplicable; Rights
                    Agreement Amendment. . . . . . . . . . . . 30
     SECTION 4.14.  Conduct of Business. . . . . . . . . . . . 31
     SECTION 4.15.  Environment. . . . . . . . . . . . . . . . 31
     SECTION 4.16.  Energy Regulatory Status . . . . . . . . . 31
     SECTION 4.17.  Employee Benefit Plans; Labor Matters. . . 32
     SECTION 4.18.  Insurance. . . . . . . . . . . . . . . . . 34
     SECTION 4.19.  Taxes. . . . . . . . . . . . . . . . . . . 34
     SECTION 4.20.  Trademarks, Licenses, Patents and
                    Copyrights . . . . . . . . . . . . . . . . 35
     SECTION 4.21.  Related Party Transactions . . . . . . . . 35
     SECTION 4.22.  Status of Development and Construction
                    Projects . . . . . . . . . . . . . . . . . 35
     SECTION 4.23.  Status of Operating Projects . . . . . . . 36

                            ARTICLE V
             CONDUCT OF BUSINESS PENDING THE MERGER

     SECTION 5.01.  Acquisition Proposals. . . . . . . . . . . 36

SECTION                                                      PAGE
- -------                                                      ----

     SECTION 5.02.  Conduct of Business by the Parties
                    Pending the Merger . . . . . . . . . . . . 37
     SECTION 5.03.  No Shopping. . . . . . . . . . . . . . . . 40

                           ARTICLE VI
                      ADDITIONAL AGREEMENTS

     SECTION 6.01.  Registration Statement/Proxy Statement . . 41
     SECTION 6.02.  Stock Exchange Listing . . . . . . . . . . 42
     SECTION 6.03.  Additional Agreements. . . . . . . . . . . 42
     SECTION 6.04.  Notification of Certain Matters. . . . . . 42
     SECTION 6.05.  Access to Information. . . . . . . . . . . 42
     SECTION 6.06.  Public Announcements . . . . . . . . . . . 43
     SECTION 6.07.  Best Efforts; Cooperation. . . . . . . . . 43
     SECTION 6.08.  Agreement to Defend and Indemnify. . . . . 43
     SECTION 6.09.  Disposition of Litigation. . . . . . . . . 44
     SECTION 6.10.  Employee Benefits. . . . . . . . . . . . . 45
     SECTION 6.11.  Certain Action of Parent and Merger Sub. . 46

                           ARTICLE VII
                      CONDITIONS OF MERGER

     SECTION 7.01.  Conditions to Obligation of Each Party
                    to Effect the Merger . . . . . . . . . . . 46
     SECTION 7.02.  Additional Conditions to Obligations of
                    the Company. . . . . . . . . . . . . . . . 47
     SECTION 7.03.  Additional Conditions to Obligations of
                    Parent and Merger Sub. . . . . . . . . . . 47


                          ARTICLE VIII
                TERMINATION, AMENDMENT AND WAIVER

     SECTION 8.01.  Termination. . . . . . . . . . . . . . . . 48
     SECTION 8.02.  Effect of Termination. . . . . . . . . . . 49
     SECTION 8.03.  Agreement Termination Fee. . . . . . . . . 49
     SECTION 8.04.  Offer Fee. . . . . . . . . . . . . . . . . 50


                           ARTICLE IX
                       GENERAL PROVISIONS

     SECTION 9.01.  Non-Survival of Representations,
                    Warranties and Agreements. . . . . . . . . 51
     SECTION 9.02.  Notices. . . . . . . . . . . . . . . . . . 51
     SECTION 9.03.  Expenses . . . . . . . . . . . . . . . . . 52
     SECTION 9.04.  Certain Definitions. . . . . . . . . . . . 52
     SECTION 9.05.  Headings . . . . . . . . . . . . . . . . . 52

SECTION                                                      PAGE
- -------                                                      ----

     SECTION 9.06.  Severability . . . . . . . . . . . . . . . 52
     SECTION 9.07.  Entire Agreement; No Third-Party
                    Beneficiaries. . . . . . . . . . . . . . . 52
     SECTION 9.08.  Waiver . . . . . . . . . . . . . . . . . . 53
     SECTION 9.09.  Amendment. . . . . . . . . . . . . . . . . 53
     SECTION 9.10.  Assignment . . . . . . . . . . . . . . . . 53
     SECTION 9.12.  Counterparts . . . . . . . . . . . . . . . 53


Annex I

                 AGREEMENT AND PLAN OF MERGER

          AGREEMENT AND PLAN OF MERGER, dated as of December 5, 1994 (this "Agreement"), among CALIFORNIA ENERGY COMPANY, INC., a Delaware corporation ("Parent"), CE ACQUISITION COMPANY, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and MAGMA POWER COMPANY, a Nevada corporation (the "Company").

                      W I T N E S S E T H:

          WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each approved the acquisition of the Company by Parent upon the terms and subject to the conditions set forth in this Agreement;

          WHEREAS, in furtherance thereof, it is proposed that Merger Sub will make a cash tender offer (the "Offer") to acquire 12,400,000 shares of the issued and outstanding common stock, $0.10 par value, of the Company, including the associated Preferred Stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated October 6, 1994 between the Company and Chemical Trust Company of California, as Rights Agent (the "Rights Agreement") (the "Company Common Stock"; all issued and outstanding shares of Company Common Stock and the associated Rights being hereinafter collectively referred to as the "Shares") for $39.00 per Share, or such higher price as may be paid in the Offer (the "Per Share Cash Amount"), net to the seller in cash, subject to (i) there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares which, together with Shares beneficially owned by Merger Sub, represents at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Tender Condition") and (ii) Merger Sub having obtained sufficient financing to enable it to consummate the Offer (the "Financing Condition");

          WHEREAS, also in furtherance of such acquisition, the Boards of Directors of the Company and Merger Sub have each approved the merger (the "Merger") of Merger Sub with and into the Company following completion of the Offer in accordance with the General Corporation Law of the State of Delaware ("Delaware Law") and the General Corporation Law of the State of Nevada ("Nevada Law") and upon the terms and subject to the conditions set forth in this Agreement; and

          WHEREAS, the Board of Directors of the Company has resolved to recommend acceptance of the Offer and the Merger to the holders of Shares and has determined that the consideration to be paid for each Share in the Offer and the Merger is fair to the holders of such Shares;

          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

                            ARTICLE I
                        THE TENDER OFFER

          SECTION 1.01. The Offer. (a) Provided that this Agreement shall not have been terminated in accordance with
Section 8.01 hereof and none of the events set forth in Annex I hereto shall have occurred or be existing, Parent shall cause Merger Sub to, and Merger Sub shall, commence the Offer as promptly as practicable, but in no event later than five business days after the date hereof. The obligation of Parent to accept for payment any Shares tendered shall be subject to the satisfaction of the conditions set forth in Annex I, including the Minimum Tender Condition. Parent expressly reserves the right to waive any such condition, to increase the price per Share payable in the Offer, or to make any other changes in the terms and conditions of the Offer (provided that no change may be made that decreases the price per Share payable in the Offer or that imposes additional conditions to the Offer from those set forth in Annex I hereto). Merger Sub covenants and agrees that, subject to the terms and conditions of this Agreement, unless the Company otherwise consents in writing, Merger Sub will accept for payment and pay for Shares as soon as it is permitted to do so under applicable law. The Per Share Cash Amount shall be net to the seller in cash, subject to reduction only for any applicable Federal back-up withholding or stock transfer taxes payable by the seller. The Company agrees that no Shares held by the Company or any of its subsidiaries (as hereinafter defined) will be tendered pursuant to the Offer.

          (b) The Offer shall be made by means of an offer to purchase (the "Offer to Purchase") having the conditions and provisions set forth in Annex I hereto. As soon as practicable on the date the Offer is commenced, Parent and Merger Sub shall file with the Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule 14D-1 (together with all amendments and supplements thereto, the "Schedule 14D-1") with respect to the Offer. The Schedule 14D-1 will comply in all material respects with the provisions of, and satisfy in all material respects the requirements of, such Schedule 14D-1 and all applicable Federal securities laws and will contain (including as an exhibit) or incorporate by reference the Offer to Purchase (or portions thereof) and forms of the related letter of transmittal (which documents, together with any supplements or amendments thereto, and any other SEC schedule or form that is filed in connection with the Offer and related transactions, are referred to collectively herein as the "Offer Documents"). Each of Parent, Merger Sub and the Company represents and warrants that the information provided and to be provided by it and/or by its auditors, attorneys, financial advisors or other consultants or advisors specifically for use in the Schedule 14D-1 and the Offer Documents on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company agrees promptly to correct any information provided by it for use in the Schedule 14D-1 or the Offer Documents if and to the extent that it shall have become false or misleading in any material respect and to supplement the information provided by it specifically for use in the Schedule 14D-1 or the Offer Documents to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and Parent and Merger Sub further agree to take all steps necessary to cause the Schedule 14D-1, as so corrected or supplemented, to be filed with the SEC and the Offer Documents, as so corrected or supplemented, to be disseminated to holders of Shares, in each case as and to the extent required by applicable Federal securities laws. The Company and its counsel shall be given the right to review and comment on the Schedule 14D-1 before filing with the SEC.

          SECTION 1.02. Company Action. (a) The Company hereby approves of and consents to the Offer and represents and warrants that the Board of Directors of the Company, at a meeting duly called and held on December 5, 1994, at which a majority of the Directors were present, duly approved and adopted this Agreement and the transactions contemplated hereby, including the Offer and the Merger, recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company. The Company further represents that Goldman, Sachs & Co. ("Goldman Sachs") has rendered to the Board of Directors of the Company its opinion as of December 5, 1994, to the effect that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders (other than Parent and its affiliates).

          (b) The Company hereby agrees to file with the SEC, as promptly as practicable after the filing by Parent and Merger Sub of the Schedule 14D-1 with respect to the Offer, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the "Schedule 14D-9") that will comply in all material respects with the provisions of all applicable Federal securities laws. The Company agrees to mail such Schedule 14D-9 to the stockholders of the Company promptly after the commencement of the Offer. The Schedule 14D-9 and the Offer Documents shall contain the recommendations of the Board of Directors of the Company described in Section 1.02(a) hereof. The Schedule 14D-9, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to written information supplied by Parent or Merger Sub specifically for inclusion in the Schedule 14D-9. The Company agrees promptly to correct the Schedule 14D-9 if and to the extent that it shall become false or misleading in any material respect, and each of Parent and Merger Sub, with respect to written information supplied by it specifically for use in the Schedule 14D-9, shall promptly notify the Company of any required corrections of such information and cooperate with the Company with respect to correcting such information and to supplement the information contained in the Schedule 14D-9 to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company shall take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the Company's stockholders to the extent required by applicable Federal securities laws. Parent and Merger Sub, and their counsel, shall be given an opportunity to review and comment on the Schedule 14D-9 before filing with the SEC.

          (c) In connection with the Offer, the Company shall promptly upon execution of this Agreement furnish Parent and Merger Sub with mailing labels containing the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories, each as of a recent date, and shall promptly furnish Parent and Merger Sub with such additional information, including updated lists of stockholders, mailing labels and security position listings, and such other information and assistance as Parent and Merger Sub or their agents may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of Shares.

          SECTION 1.03. Directors. (a) Promptly upon the purchase by Merger Sub of a majority of the outstanding Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by Merger Sub, Merger Sub shall be entitled, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), to designate such number of directors, rounded to the nearest whole number (any number ending with .5 being rounded to the next highest whole number), on the Board of Directors of the Company as will give Merger Sub representation on the Board of Directors equal to that number of directors which equals the product of the total number of directors on the Board of Directors (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Merger Sub or any affiliate of Merger Sub (including for purposes of this Section 1.03 such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its affiliates) bears to the number of Shares outstanding, but in no event less than a majority of the entire Board of Directors of the Company (regardless of vacancies). At such times, the Company will also cause (i) each committee of the Board of Directors, (ii) if requested by Merger Sub, the board of directors of each of the Company's Subsidiaries (as defined below) and (iii) if requested by Merger Sub, each committee of such board to include persons designated by Merger Sub constituting the same percentage of each such committee or board as Merger Sub's designees are of the Board of Directors. The Company shall, upon request by Merger Sub, promptly increase the size of the Board of Directors or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Merger Sub designees to be elected to the Board of Directors and shall cause Merger Sub's designees to be so elected; provided, however, that such resignations shall not cause the number of Disinterested Directors (as defined below) to be less than two. Subject to applicable law, the Company shall promptly take all action necessary pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under this Section 1.03 and shall include in the Schedule 14D-9 mailed to stockholders promptly after the commencement of the Offer (or an amendment thereof or an information statement pursuant to Rule 14f-1 if Merger Sub has not theretofore designated directors) such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.03. Parent and Merger Sub will supply the Company and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

          (b) Following the election or appointment of Parent's designees pursuant to this Section 1.03 and prior to the Effective Time, any amendment of this Agreement or the Restated

Articles of Incorporation or Restated Bylaws of the Company, any termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Merger Sub or waiver of any of the Company's rights hereunder, and any other consent or action by the Board of Directors hereunder, will require the concurrence of a majority (which shall be at least two) of the directors of the Company then in office who are not designees of Parent or Merger Sub (the "Disinterested Directors").


                           ARTICLE II
                           THE MERGER

          SECTION 2.01. The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement, Delaware Law and Nevada Law, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger hereinafter sometimes is referred to as the "Surviving Corporation".

          SECTION 2.02. Effective Time. As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VII, the parties hereto shall cause the Merger to be consummated by filing this Agreement or a Certificate of Merger with the Secretary of State of the State of Delaware and the Secretary of State of the State of Nevada, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law and Nevada Law, respectively (the time of such later filing being the "Effective Time").
Prior to such filings, a closing shall be held at the offices of Willkie Farr & Gallagher, One Citicorp Center, 153 East 53rd Street, New York, New York 10022, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver of the conditions set forth in Article VII.

          SECTION 2.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law and Nevada Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

          SECTION 2.04. Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets of the Surviving Corporation or otherwise to carry out this Agreement.

          SECTION 2.05. Certificate of Incorporation; By-Laws; Directors and Officers. (a) Unless otherwise determined by Parent before the Effective Time, at the Effective Time the Certificate of Incorporation of Merger Sub, as in effect immediately before the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as permitted by law and such Articles of Incorporation; provided, however, that Article One of the Articles of Incorporation of the Surviving Corporation shall be amended to read as follows: "FIRST: The name of the corporation is Magma Power Company".

          (b)  The By-Laws of Merger Sub, as in effect
immediately before the Effective Time, shall be the By-Laws of the Surviving Corporation until thereafter amended as permitted by law, the Articles of Incorporation of the Surviving
Corporation and such By-Laws.

          (c) The directors of Merger Sub immediately before the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Company immediately before the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are elected or appointed and qualified. If, at the Effective Time, a vacancy shall exist on the Board of Directors or in any office of the Surviving Corporation, such vacancy may thereafter be filled in the manner provided by law or the By-laws of Merger Sub.

          SECTION 2.06.  Merger Consideration.  At the Effective
Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holder of any of the following securities:

          (a) All Shares which are held by the Company or any subsidiary of the Company, and any Shares owned by Parent, Merger
Sub or any other subsidiary of Parent, shall cease to be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

          (b)  Subject to Section 2.09, each remaining
outstanding Share shall be converted in the Merger into the right to receive that amount of cash and that number of shares of common stock, par value $0.0675 per share, of Parent (the "Parent Common Stock") equal to, at the option of Parent, (i) the All Cash Component Amount (as defined below), net in cash, without interest thereon, or (ii) both (A) the Mixed Cash Component Amount (as defined below), net in cash, without interest thereon, and (B) the number of fully paid and nonassessable shares of Parent Common Stock equal to the quotient of (I) $39.00 less (II) the Mixed Cash Component Amount divided by the Average Closing Price (as defined below) (the All Cash Component Amount or
(ii)(A) and (ii)(B), collectively, as applicable, being the "Merger Consideration"). The "Mixed Cash Component Amount" shall mean an amount equal to the quotient of (A) (x) $28.50 multiplied by the number of Shares outstanding at the Effective Time less
(y) $39.00 multiplied by the number of Shares owned by Parent and any of its affiliates immediately prior to the Effective Time, divided by (B) the number of Shares outstanding at the Effective Time (other than Shares owned by Parent and any of its affiliates). The "All Cash Component Amount" shall mean an amount equal to the quotient of (A) (x) $38.75 multiplied by the number of Shares outstanding at the Effective Time less (y) $39.00 multiplied by the number of Shares owned by Parent and any of its affiliates immediately prior to the Effective Time, divided by (B) the number of Shares outstanding at the Effective Time (other than Shares owned by Parent and any of its affiliates). The "Average Closing Price" shall mean the average closing price of Parent Common Stock on the New York Stock Exchange (the "NYSE") during the 15 consecutive trading days ending on the fifth business day prior to the Effective Time; provided, however, that if such average closing price exceeds $18.73, the Average Closing Price shall be $18.73, and if such average closing price is less than $14.27, the Average Closing Price shall be $14.27.

          (c) All Shares to be converted into the right to receive the Merger Consideration pursuant to this Section 2.06 shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall thereafter cease to have any rights with respect to such shares, except the right to receive for each of the Shares, upon the surrender of such certificate in accordance with Section 2.08, the Merger Consideration and cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.09.

          (d) Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, $.01 par value, of the Surviving Corporation.

          SECTION 2.07. Dissenting Company Common Stock. (a) Notwithstanding any provision of this Agreement to the contrary, any Shares held by a holder who has demanded and perfected his demand for appraisal of his shares of Company Common Stock in accordance with Nevada Law and as of the Effective Time has neither effectively withdrawn nor lost his right to such appraisal ("Dissenting Shares") shall not be converted into or represent a right to receive the Merger Consideration pursuant to
Section 2.06(b), but the holder thereof shall be entitled to only such rights as are granted by Nevada Law.

          (b) Notwithstanding the provisions of subsection (a) of this Section 2.07, if any holder of shares of Company Common Stock who demands appraisal of his shares under Nevada Law shall effectively withdraw or lose (through failure to perfect or otherwise) his right to appraisal, then, as of the Effective Time or the occurrence of such event, whichever later occurs, such holder's shares of Company Common Stock shall automatically be converted into and represent only the right to receive the Merger Consideration as provided in Section 2.06(b), without interest thereon, upon surrender of the certificate or certificates representing such shares of Company Common Stock.

          (c) The Company shall give Parent (i) prompt notice of any written demands for appraisal or payment of the fair value of any Company Common Stock, withdrawals of such demands, and any other instruments served pursuant to Nevada Law received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Nevada Law. The Company shall not voluntarily make any payment with respect to any demands for appraisal and shall not, except with the prior written consent of Parent, settle or offer to settle any such demands.

          SECTION 2.08. Surrender of Company Common Stock; Stock Transfer Books. (a) Before the Effective Time, the Company and Parent shall designate a bank or trust company to act as agent for the holders of Company Common Stock (the "Exchange Agent") to receive the funds and securities necessary to make the payments contemplated by Section 2.06. Such funds shall be invested by the Exchange Agent as directed by the Surviving Corporation, provided that such investments shall be in obligations of or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Services, Inc. or Standard & Poor's Corporation, respectively, or in deposit accounts, certificates of deposit or banker's acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of $200 million (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise).

          (b) Each holder of a certificate or certificates representing any outstanding shares of Company Common Stock ("Certificates") canceled upon the Merger pursuant to Section 2.06(b) may thereafter surrender such Certificate or Certificates to the Exchange Agent, as agent for such holder, to effect the surrender of such Certificate or Certificates on such holder's behalf for a period ending one year after the Effective Time.

          Any portion of the Merger Consideration which remains unclaimed by the former stockholders of the Company for one year after the Effective Time shall be delivered to Parent, upon demand of Parent. Parent agrees that promptly after the Effective Time it shall cause the distribution to holders of record of Company Common Stock as of the Effective Time appropriate materials to facilitate such surrender, including (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal duly executed and any other required documents, the holder of such Certificates shall be entitled to receive for each of the shares of Company Common Stock represented by such Certificates the Merger Consideration and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, Certificates shall represent solely the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.09 with respect to each of the shares contemplated thereby.

          (c) If payment of the Merger Consideration in respect of canceled Shares is to be made to a person other than the person in whose name a surrendered Certificate or instrument is registered, it shall be a condition to such payment that the Certificate or instrument so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other taxes required by reason of such payment in a name other than that of the registered holder of the Certificate or instrument surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not payable.

          (d) At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and there shall not be any further registration of transfers of Shares thereafter on the records of the Company. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration as provided in Section 2.06(b). No interest shall accrue or be paid on any cash payable upon the surrender of a Certificate or Certificates which immediately before the Effective Time represented outstanding shares of Company Common Stock.

          SECTION 2.09. No Fractional Shares. No Certificates or scrip representing less than one share of Parent Common Stock shall be issued upon the surrender for exchange of Certificates representing shares of Company Common Stock pursuant to Section 2.06(b). In lieu of any such fractional share, each holder of Shares who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange pursuant to Section 2.06(b) shall be paid upon such surrender cash (without interest) in an amount equal to such holder's proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such holders, of the aggregate fractional Parent Common Stock issued pursuant to this Section 2.09. As soon as practicable following the Effective Time the Exchange Agent shall determine the excess of (i) the number of full shares of Parent Common Stock delivered to the Exchange Agent by Parent over (ii) the aggregate number of full shares of Parent Common Stock to be distributed to holders of Company Common Stock (such excess being herein called the "Excess Shares"), and the Exchange Agent, as agent for the former holders of Company Common Stock, shall sell the Excess Shares at the prevailing prices on the NYSE. The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall deduct from the proceeds of the sale of the Excess Shares all commissions, transfer taxes and other reasonable out-of-pocket transaction costs, including any expenses of the Exchange Agent, incurred in connection with such sale of Excess Shares. Until the net proceeds of such sale have been distributed to the former stockholders of the Company, the Exchange Agent will hold such proceeds in trust for such former stockholders. As soon as practicable after the determination of the amount of cash to be paid to former stockholders of the Company in lieu of any fractional interests, the Exchange Agent shall make available in accordance with this Agreement such amounts to such former stockholders.

          SECTION 2.10. Stock Options; Deferred Stock. Immediately prior to the Effective Time, (a) each unexpired and unexercised option to purchase Shares (each, a "Company Option"), under the Company's 1987 Stock Option Plan and 1994 Equity Participation Plan (collectively, the "Company Stock Option Plans"), whether or not then exercisable, shall be cancelled by the Company, and each holder of a cancelled Company Option shall be entitled to receive at the Effective Time or as soon as practicable thereafter from the Company in consideration for the cancellation of such Company Option an amount in cash equal to the product of (i) the number of Shares previously subject to such Company Option and (ii) the excess, if any, of the Per Share Cash Amount or, if the election contemplated by Section 2.06(b)(i) has been made by Parent, $38.75, over the exercise price per Share previously subject to such Company Option, and
(b) each outstanding unvested share of deferred stock under the Company's 1994 Equity Participation Plan or otherwise identified on Schedule 4.03 (each, a "Deferred Share") shall be cancelled by the Company, and each holder of a cancelled Deferred Share shall be entitled to receive at the Effective Time or as soon as practicable thereafter from the Company in consideration for the cancellation of such Deferred Share an amount in cash equal to the Per Share Cash Amount or, if the election contemplated by
Section 2.06(b)(i) has been made by Parent, $38.75.

          SECTION 2.11. Dividends; Transfer Taxes. No dividends or other distributions that are declared or made on Parent Common Stock will be paid to persons entitled to receive certificates representing Parent Common Stock pursuant to this Agreement until such persons surrender their Certificates representing Company Common Stock. Upon such surrender, there shall be paid to the person in whose name the certificates representing such Parent Common Stock shall be issued any dividends or other distributions that shall have become payable with respect to such Parent Common Stock in respect of a record date after the Effective Time. In no event shall the person entitled to receive such dividends be entitled to receive interest on such dividends. Neither the Exchange Agent nor any party hereto shall be liable to a holder of Shares for any shares of Parent Common Stock or dividends thereon delivered to a public official pursuant to any applicable escheat laws.

          SECTION 2.12. Stockholders' Meetings. (a) The Company shall take all action necessary, in accordance with applicable law and its Articles of Incorporation and Bylaws, to convene a special meeting of the holders of Shares (the "Company Meeting") as promptly as practicable after consummation of the Offer for the purpose of considering and taking action upon this Agreement and the Merger. The stockholder vote required for approval of the Merger will be no greater than that set forth in Nevada Law. The Board of Directors of the Company will recommend that holders of Shares vote in favor of and approve the Merger. The Company will use its best efforts to solicit from stockholders of the Company proxies in favor of the Merger and will take all other action necessary or, in the reasonable opinion of Parent, advisable to secure any vote of stockholders required by Nevada Law to effect the Merger. At the Company Meeting, all of the Shares then owned by Parent, Merger Sub, or any other subsidiary of Parent, or with respect to which Parent, Merger Sub, or any other subsidiary of Parent holds the power to direct the voting, will be voted in favor of approval of the Merger and adoption of this Agreement.

          (b) Parent shall take all action necessary, unless Parent has elected the All Cash Component under
Section 2.06(b)(i), in accordance with applicable law and its Certificate of Incorporation and Bylaws, to convene a special meeting of the holders of Parent Common Stock (the "Parent Meeting") as promptly as practicable after consummation of the Offer for the purpose of considering and taking action to (i) authorize the issuance of Parent Common Stock pursuant to the Merger under the applicable guidelines of the NYSE (the "Parent Share Proposal") and (ii) authorize the increase of the authorized Parent Common Stock from 60,000,000 shares to no more than 80,000,000 shares or such greater number of shares as shall be required to issue the Parent Common Stock in the Merger. The Board of Directors of Parent will (i) recommend that holders of Parent Common Stock vote in favor of and approve the Parent Share Proposal at the Parent Meeting and (ii) recommend that holders of Parent Common Stock vote in favor of and approve an amendment to its Certificate of Incorporation increasing the authorized Parent Common Stock from 60,000,000 shares to no more than 80,000,000 shares or such greater number of shares as shall be required to issue the Parent Common Stock in the Merger (the "Charter Amendment"). Parent will use its reasonable best efforts to solicit from stockholders of Parent proxies in favor of the Parent Share Proposal and the Charter Amendment and will take all other action necessary or, in the reasonable opinion of the Company, advisable to secure any vote of stockholders required by Delaware Law to effect the Merger.

          SECTION 2.13.  Board Nominees; Assistance in
Consummation of the Merger. (a) Parent will nominate and use its best efforts to cause up to two nominees of the Company designated in writing to Parent prior to the closing of the Merger to be elected or appointed as members of the Board of Directors of Parent.

          (b) Each of Parent, Merger Sub and the Company shall provide all reasonable assistance to, and shall cooperate with, each other to bring about the consummation of the Offer and the Merger as soon as possible in accordance with the terms and conditions of this Agreement. Parent shall cause Merger Sub to perform all of its obligations in connection with this Agreement.


                           ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF PARENT
                         AND MERGER SUB

          Except as set forth on the Parent Disclosure Schedule previously delivered by Parent to the Company (the "Parent Disclosure Schedule"), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

          SECTION 3.01. Corporate Organization; Subsidiaries. Each of Parent and the Parent Subsidiaries (as defined below) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and any necessary governmental authority to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted, and is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failure which, when taken together with all other such failures, would not have a Material Adverse Effect (as defined below) on Parent and Merger Sub. The term "Parent Subsidiary" means any corporation, partnership, joint venture or other legal entity of which Parent (either alone or through or together with any other Parent Subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity interests, or owns, directly or indirectly, interests such that the holders are generally entitled to vote for the election of 50% of the board of directors or other governing body, of such corporation, partnership, joint venture or other legal entity. When used in connection with Parent and Merger Sub, the term "Material Adverse Effect" means any change or effect, when taken together with all other adverse changes and effects relating to Parent or Merger

Sub, which are not individually or in the aggregate deemed to have a Material Adverse Effect, that is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) of Parent and the Parent Subsidiaries taken as a whole; provided, however, that the occurrence of any or all of the following shall not constitute a Material Adverse Effect: (i) any change in any law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound,
(ii) a failure to receive any contract for which Parent or any Parent Subsidiary has submitted or will submit a competitive bid,
(iii) the loss of any contract or arrangement (whether by revocation, lapse or invalidity) with respect to a project that Parent or a Parent Subsidiary has under development other than any such loss resulting from a breach by Parent of the representations and warranties set forth in Section 3.22 or 3.23 hereof, (iv) a failure to close any public or private financing of any project in which Parent or any Parent Subsidiary owns a direct or indirect interest or (v) the termination of the employment of any employee, officer, director or consultant of Parent or any Parent Subsidiary.

          SECTION 3.02. Certificate of Incorporation and By-Laws. Parent has heretofore furnished to the Company a complete and correct copy of Parent's and Merger Sub's Certificates of Incorporation and By-Laws, each as amended to the date hereof. Such Certificates of Incorporation and By-Laws are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its Certificate of Incorporation or By-laws or equivalent organizational documents.

          SECTION 3.03. Capitalization. As of the date hereof, the authorized capital stock of Parent consists of 60,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock ("Parent Preferred Stock"). As of September 30, 1994, (i) 35,649,278 shares of Parent Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and 3,816,686 shares of Parent Common Stock held in treasury, (ii) 1,247 shares of Series C Redeemable Preferred Stock of Parent were outstanding and 3,529,252 shares of Parent Common Stock reserved for issuance upon conversion of such shares of Series C Redeemable Preferred Stock, (iii) there were 3,541,166 shares of Parent Common Stock reserved for issuance pursuant to options granted under Parent's 1986 Stock Option Plan (the "Parent Stock Option Plan"), (iv) there were 6,064,154 shares of Parent Common Stock reserved for issuance under options other than those granted under the Parent Stock Option Plan, and
(v) 4,444,444 shares of Parent Common Stock reserved for issuance pursuant to the 5% Convertible Subordinated Debentures due July

31, 2000 of Parent . There has been no material change in the capitalization of Parent since September 30, 1994. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights or other similar obligations. Except as set forth in this Section 3.03 or on
Schedule 3.03, there are not, as of the date hereof, any outstanding or authorized subscriptions, options, warrants, convertible securities, calls, rights, commitments to issue or any other agreements of any character relating to the issued or unissued capital stock or other securities of Parent to which Parent is party or by which Parent is bound obligating Parent to issue, deliver, or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Parent or obligating Parent to grant, extend or enter into any subscription, option, warrant, call, right, commitment or other such agreement. All the outstanding capital stock or partnership or other equity interest of each of the Parent Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except as disclosed on Schedule 3.01, is owned by Parent or a Parent Subsidiary free and clear of any liens, security interests, pledges, agreements, claims, charges or encumbrances of any nature whatsoever. There are no existing options, calls or commitments of any character relating to the issued or unissued capital stock or other securities of any Parent Subsidiary. Except for the Parent Subsidiaries and except as previously disclosed in the Parent SEC Reports (as defined below), Parent does not directly or indirectly own a 50% or greater equity interest in any other corporation, partnership, joint venture or other business association or entity.

          SECTION 3.04. Authority Relative to this Agreement. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby (the "Transactions") have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and by Parent as the sole stockholder of Merger Sub, and no other corporate proceeding is necessary for the execution and delivery of this Agreement by Parent or Merger Sub, the performance by Parent or Merger Sub of their obligations hereunder and the consummation by Parent or Merger Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a legal, valid and binding obligation of each, enforceable against each of them in accordance with its terms.

          SECTION 3.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate any law, regulation, court order, judgment or decree applicable to Parent or any Parent Subsidiary or by which any of their property is bound or affected, (ii) violate or conflict with either the Certificate of Incorporation or By-Laws of either Parent or any Parent Subsidiary, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of Parent or any Parent Subsidiary pursuant to, any contract, instrument, permit, license or franchise to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary or any of their property is bound or affected, except in the case of (i) or (iii) for conflicts, violations, breaches or defaults that, in the aggregate, would not have a Material Adverse Effect.

          (b) Except for applicable requirements, if any, of the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act, "blue sky" laws of various states, the New York Stock Exchange, Inc. and filing and recordation of appropriate merger documents as required by Delaware Law and Nevada Law, neither Parent nor Merger Sub is required to submit any notice, report or other filing with any governmental authority, domestic or foreign, in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. Except as aforesaid, no waiver, consent, approval or authorization of any governmental or regulatory authority, domestic or foreign, is required to be obtained or made by either Parent or Merger Sub in connection with its execution, delivery or performance of this Agreement.

          SECTION 3.06. SEC Filings; Financial Statements. (a) Parent has filed all forms, reports and documents required to be filed with the SEC since January 1, 1992, and has heretofore delivered (or made available) to the Company, in the form filed with the SEC, its (i) Annual Reports on Form 10-K for the fiscal years ended December 31, 1993 and December 31, 1992, respectively, (ii) all proxy statements relating to the Company's meetings of stockholders (whether annual or special) held since January 1, 1992, and (iii) all other reports or registration statements (including Quarterly Reports on Form 10-Q) filed by Parent with the SEC since January 1, 1992 (collectively, the "Parent SEC Reports"). The Parent SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and
(ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under that they were made, not misleading. No Parent Subsidiary is required to file any statements or reports with the SEC pursuant to Sections 13(a) or 15(d) of the Exchange Act.

          (b) The consolidated financial statements contained in the Parent SEC Reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Parent and the Parent Subsidiaries as at the respective dates thereof and the consolidated results of operations and changes in financial position of Parent and the Parent Subsidiaries for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

          (c) Except as reflected or reserved against in the consolidated financial statements contained in the Parent SEC Reports, and except as set forth on Schedule 3.06, Parent and the Parent Subsidiaries have no liabilities of any nature (whether accrued, absolute, contingent or otherwise) that in the aggregate could have a Material Adverse Effect or any bonds, debentures, notes, letters of credit or other indebtedness (including guarantees) for any amount greater than $1,000,000. Since September 30, 1994, neither Parent nor any of the Parent Subsidiaries has incurred any liabilities material to Parent and the Parent Subsidiaries taken as a whole, except (i) liabilities incurred in the ordinary course of business and consistent with past practice, (ii) liabilities incurred in connection with or as a result of the Offer or the Merger or (iii) liabilities disclosed on Schedule 3.06.

          SECTION 3.07. Absence of Certain Changes or Events. Since September 30, 1994, except as contemplated in this Agreement or as specifically disclosed in the Parent SEC Reports or the Tender Offer Statement on Schedule 14D-1 that was originally filed by Parent and Merger Sub with the SEC on October 6, 1994 (as amended to the date hereof) (the "Previous 14D-1") or as appears on Schedule 3.07, there has not been:

          (a)  any Material Adverse Effect;

          (b) any redemption or other acquisition of Parent Common Stock by Parent or any of the Parent Subsidiaries (other than pursuant to a plan of repurchase under Rule 10b-18 of the Exchange Act) or any declaration or payment of any dividend or other distribution in cash, stock or property with respect to Parent Common Stock;

          (c) any entry into any material commitment or transaction (including, without limitation, any borrowing or capital expenditure) other than in the ordinary course of business or as contemplated by this Agreement; or

          (d) any change by Parent in accounting principles or methods except insofar as such change may have been required by a change in generally accepted accounting principles and disclosed in the Parent SEC Reports.

Since September 30, 1994, except as disclosed on Schedule 3.07, the Previous 14D-1 or in the Parent SEC Reports, Parent and the Parent Subsidiaries have conducted their business only in the ordinary course and in a manner consistent with past practice and have not made any material change in the conduct of the business or operations of Parent and the Parent Subsidiaries taken as a whole.

          SECTION 3.08. Title to Property. Parent and the Parent Subsidiaries have good and marketable title, or valid leasehold rights in the case of leased property, to all real property and all personal property purported to be owned or leased by them, except where the failure to have such title or rights would not have a Material Adverse Effect.

          SECTION 3.09. Litigation. Except as disclosed in the Parent SEC Reports, the Previous 14D-1, or as disclosed on
Schedule 3.09, there are no claims, actions, suits, proceedings or investigations pending or, to the best knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries, or any properties or rights of Parent or any of the Parent Subsidiaries, before any court, administrative, governmental or regulatory authority or body, domestic or foreign, which are reasonably likely, in the aggregate, to have a Material Adverse Effect or would, and are reasonably likely to, prevent or delay the performance of this Agreement. As of the date hereof, neither Parent nor any of the Parent Subsidiaries nor any of their property is subject to any order, judgment, injunction or decree having a Material Adverse Effect.

          SECTION 3.10. Financing Arrangements. Parent and Merger Sub have obtained a commitment letter from Credit Suisse with respect to the financing for the Offer and the Merger (the "Commitment Letter"). The Commitment Letter is in full force and effect on the date of this Agreement, and Parent and Merger Sub know of no reason why the financing contemplated by the Commitment Letter will not be consummated in accordance with its terms.

          SECTION 3.11.  No Prior Activities.  Except for
obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby
(including any financing), Merger Sub has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any person or entity.

          SECTION 3.12. Brokers. No broker, finder or investment banker (other than Gleacher & Co. Inc. ("Gleacher") and Lehman Brothers Inc. ("Lehman Brothers")) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub.

          SECTION 3.13. Information in Disclosure Documents; Registration Statement; Etc. None of the information supplied by Parent or Merger Sub for inclusion in (i) the Registration Statement to be filed with the SEC by Parent on Form S-4 under the Securities Act for the purpose of registering the shares of Parent Common Stock to be issued in the Merger (the "Registration Statement") and (ii) the joint prospectus/proxy statement of the Company and Parent (the "Proxy Statement") required to be mailed to the stockholders of the Company and Parent in connection with the Merger will, in the case of the Proxy Statement or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Parent Meeting to be held in connection with the Merger, or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act, and the rules and regulations promulgated thereunder. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

          SECTION 3.14. Conduct of Business. Except as disclosed in Schedule 3.14 hereto, the business of Parent and each of the Parent Subsidiaries is not being conducted in default or violation of any term, condition or provision of (i) its respective Articles of Incorporation or Bylaws or similar organizational documents, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease or other instrument or agreement of any kind to which Parent or any of the Parent Subsidiaries is now a party or by which Parent or any of the

Parent Subsidiaries or any of their respective properties or assets may be bound, or (iii) any Federal, state, local or foreign statute, law, ordinance, rule, regulation, judgment, decree, order, concession, grant, franchise, permit or license or other governmental authorization or approval applicable to Parent or any of the Parent Subsidiaries, except, with respect to the foregoing clauses (ii) and (iii), defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect.

          SECTION 3.15. Environment. (a) As used herein, the term "Environmental Laws" means all Federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or industrial, toxic or hazardous substances or wastes into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of chemicals, pollutants, contaminants, or industrial, toxic or hazardous substances or wastes, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

          (b) Except as disclosed on Schedule 3.15 hereto, to the knowledge of Parent there are, with respect to Parent or any of the Parent Subsidiaries, or any real property currently or formerly owned, leased, or otherwise used by Parent or any of the Parent Subsidiaries, no past or present violations of Environmental Laws, releases of any material into the environment, actions, activities, circumstances, conditions, events, incidents, or contractual obligations which may give rise to any common law or other legal liability, including, without limitation, liability under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") or similar state or local laws, which liabilities, either individually or in the aggregate, would have a Material Adverse Effect.

          SECTION 3.16. Energy Regulatory Status. (a) Each of the operational electric generation facilities ("Plants") owned in whole or part, directly or indirectly by: (i) Parent, or (ii) any legal entity in which Parent directly or indirectly owns more than 50% of the voting stock or other equity interest, including any partnership in which Parent has an interest, is a "qualifying small power production facility" ("Small Power QF"), as such term is defined in the Federal Power Act, as amended ("FPA"), and the regulations thereunder, and has continuously been in compliance with the requirements for being a Small Power QF since it commenced sales of electricity.

          (b) The owner of each of the Plants under development by Parent or any Parent Subsidiary and located in the United States will, no later than the date operations commence, either qualify as a "qualifying small power producer" or an "exempt wholesale generator" ("EWOG"), as such terms are defined in FPA, the regulations under the FPA, and the Public Utility Holding Company Act of 1935, as amended ("PUHCA").

          (c) The owner of each of the Plants under development by Parent or any Parent Subsidiary and located outside the United States will, no later than the date operations commence, either qualify as an EWOG or a "foreign utility company", as such term is defined under PUHCA and the regulations thereunder.

          (d) Neither Parent nor any "affiliate" of Parent is a "public utility company" or a "public utility holding company", as such terms are defined in PUHCA and the regulations thereunder, a "public utility" as defined in the FPA and the regulations thereunder, or subject to regulations by any state public utilities commission or similar state regulatory body.

          (e) Each of the Plants obtained any necessary certificates or permits from state regulatory authorities for construction of each of the operational Plants and associated transmission equipment owned by the owners of such Plant, and each other entity constructing, owning or operating any of the foregoing has obtained each required certificate or permit.

          SECTION 3.17.  Employee Benefit Plans; Labor Matters.
(a) With respect to each U.S. or foreign employee benefit plan, program, arrangement and contract (including, without limitation, any "employee benefit plan", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and any executive compensation arrangement, whether or not funded, maintained or contributed to by Parent or any Parent Subsidiary, or with respect to which Parent or any Parent Subsidiary could incur liability under Section 4069, 4212(c) or 4204 of ERISA, as well as any employee benefit plan that is subject to Section 412 of the Code or Title IV of ERISA and which is maintained or contributed to by any other trade or business (whether or not incorporated) which is treated as a single employer with Parent under Section 414(b), (c), (m) or (o) of the Code (each such trade or business being referred to herein as a "Code Affiliate") (the "Parent Benefit Plans"), Parent has made available to the Company a true and correct copy of (i) the most recent annual report (Form 5500) filed with the Internal Revenue

Service (the "IRS"), (ii) such Parent Benefit Plan, (iii) each trust agreement relating to such Parent Benefit Plan, (iv) the most recent summary plan description for each Parent Benefit Plan for which a summary plan description is required, (v) the most recent actuarial report or valuation relating to a Parent Benefit Plan subject to Title IV of ERISA, if any, (vi) the most recent determination letter, if any, issued by the IRS with respect to any Parent Benefit Plan qualified under Section 401(a) of the Code and (vii) the most recent annual and periodic accounting of related plan assets, if any.

          (b) With respect to the Parent Benefit Plans, no event has occurred and, to the knowledge of Parent, there exists no condition or set of circumstances, in connection with which Parent or any Parent Subsidiary could be subject to any liability under the terms of such Parent Benefit Plans, ERISA, the Code or any other applicable Law which would have a Material Adverse Effect. No claim has been asserted or, to the knowledge of Parent, threatened, by the IRS, the Department of Labor or any participant of a Parent Benefit Plan that Parent or any Parent Subsidiary has, with respect to any Parent Benefit Plan, engaged in or been a party to any "prohibited transaction," as such term is defined in Section 4975 of the Code and Section 406 of ERISA, which would result in the imposition of either a penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by section 4975 of the Code, in each case applicable to Parent, any Parent Subsidiary or any Parent Benefit Plan. Each Parent Benefit Plan intended to qualify under Section 401(a) of the Code does so qualify, and the trusts created thereunder are exempt from tax under Section 501(a) of the Code, and each such Parent Benefit Plan will be amended in the manner required by the Code by December 31, 1994, and has been or will be submitted to the IRS on or prior to March 31, 1995 for a determination letter confirming that such Parent Benefit Plan meets the currently applicable requirements for qualification and exemption from taxation under Section 401(a) and 501(a) of the Code. No Parent Benefit Plan has plan assets invested in any insurance company which is or has been in insolvency proceedings within the last 3 years. No Parent Benefit Plan subject to Section 412 of the Code has incurred any "accumulated funding deficiency" (as defined in ERISA), whether or not waived. Neither Parent nor any of the Parent Subsidiaries or Code Affiliates has at any time since 1987 maintained or contributed to any Parent Benefit Plan, including without limitation any "multiemployer plan" (as defined in Section 3(37) of ERISA), which (i) is a "defined benefit plan" (as defined in Section 414(j) of the Code) or (ii) is subject to Title IV of ERISA.

          (c) Except as set forth in Schedule 3.17, neither Parent nor any Parent Subsidiary is a party to any collective bargaining or other labor union contract applicable to persons employed by Parent or any Parent Subsidiary, no collective bargaining agreement is being negotiated by Parent or any Parent Subsidiary and neither Parent nor any Parent Subsidiary knows of any activities or proceedings of any labor union to organize any of their respective employees. As of the date hereof, (i) Parent and all of the Parent Subsidiaries are in compliance in all material respects with all applicable laws relating to employment and employment practices, wages, hours, and terms and conditions of employment, (ii) there are no material charges with respect to or relating to Parent or any of the Parent Subsidiaries pending before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices, and (iii) there is no labor dispute, strike or work stoppage against Parent or any Parent Subsidiary pending or, to Parent's knowledge, threatened which may interfere with the respective business activities of Parent or the Parent Subsidiaries, except where such non-compliance, charge, dispute, strike or work stoppage would not have a Material Adverse Effect. As of the date hereof, to the knowledge of Parent, none of Parent or any Parent Subsidiary, or their respective representatives or employees, has committed any unfair labor practices in connection with the operation of the respective businesses of Parent or the Parent Subsidiaries, and there is no charge or complaint against Parent or the Parent Subsidiaries by the National Labor Relations Board or any comparable state agency pending or threatened in writing, except where such unfair labor practice, charge or complaint would not have a Material Adverse Effect.

          SECTION 3.18. Insurance. The insurance policies in force at the date hereof, with respect to the assets, properties or operations of each of Parent and the Parent Subsidiaries are set forth on Schedule 3.18 and are in full force and effect with reputable insurers in such amounts and insure against such losses and risks (including product liability) as are customary to protect the properties and business of each of Parent and Parent Subsidiaries.

          SECTION 3.19.  Taxes.  (a)  Except as set forth in
Schedule 3.19, and except as would not, either individually or in the aggregate, have a Material Adverse Effect, (i) Parent and each of the Parent Subsidiaries have timely filed with the appropriate governmental authorities all Tax Returns (as defined below) required to be filed by or with respect to the Company and each of the Subsidiaries or their respective operations or assets, and such Tax Returns are true, correct and complete in all material respects and (ii) all Taxes (as defined below) shown to be due on such Tax Returns, all Taxes required to be paid on an estimated or installment basis, and all Taxes required to be withheld with respect to the Parent or any of the Parent Subsidiaries or their respective operations or assets have been timely paid or, if applicable, withheld and paid to the appropriate taxing authority in the manner provided by law, except in each case for such Taxes which are not material in the aggregate.

          (b) Neither Parent nor any of the Parent Subsidiaries has filed a consent to the application of Section 341(f) of the Code.

          (c)  No indebtedness of the Parent or any of the Parent
Subsidiaries is "corporate acquisition indebtedness" within the meaning of Section 279(b) of the Code.

          (d) For purposes of this Agreement, "Taxes" means all taxes, charges, fees, levies or other assessments imposed by any United States Federal, state, or local taxing authority or by any foreign taxing authority, including, but not limited to, income, gross receipts, excise, property, sales, use transfer, payroll, license, ad valorem, value added, withholding, social security, license, ad valorem, value added, withholding, social security, national insurance (or other similar contributions or payments), franchises, estimated, severance, stamp, and other taxes (including any interest, fines, penalties or additions attributable to or imposed on or with respect to any such taxes, charges, fees, levies or other assessments).

          (e) For purposes of this Agreement, "Tax Return" means any return, report, information return or other document
(including any related or supporting information and, where applicable, profit and loss accounts and balance sheets) with respect to Taxes.

          SECTION 3.20. Trademarks, Licenses, Patents and Copyrights. Except as set forth on Schedule 3.20, Parent or the Parent Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights, trade names, trade name rights and proprietary information used or held for use in connection with, and material to, its business as currently being conducted and are unaware of any assertions or claims challenging the validity of any of the foregoing which are reasonably likely to have a Material Adverse Effect; and, to the best knowledge of Parent, the conduct of Parent's business as now conducted or proposed to be conducted does not and will not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others known to the Parent or the Parent Subsidiaries in any way reasonably likely to have a Material Adverse Effect. No material infringement of any proprietary right owned by or licensed by or to Parent or any of the Parent Subsidiaries is known to Parent or any Parent Subsidiary which is reasonably likely to have a Material Adverse Effect.

          SECTION 3.21. Related Party Transactions. Except as is set forth in the Parent SEC Reports and the Previous 14D-1, to the knowledge of Parent, Schedule 3.21 sets forth the material transactions since September 1, 1994 between Parent and the Parent Subsidiaries on the one hand, and (i) an officer or director of Parent or any of the Parent Subsidiaries, (ii) a record or beneficial owner of five percent (5%) or more of the Parent Common Stock, or (iii) an affiliate of any such officer, director or beneficial owner, on the other hand, other than payment of compensation for services rendered to the Parent and the Parent Subsidiaries in the ordinary course of business.

          SECTION 3.22.  Status of Development and Construction
Projects. To Parent's knowledge, except as specifically disclosed on Schedule 3.22, the following statements, as applicable, are true and correct as of the date hereof, with respect to each of the following development and construction projects: Upper Mahiao 120 MW and Mahanagdong 180 MW:

     (i) There is no pending or threatened revocation or loss of such project award, whether as a result of government action or otherwise;

     (ii)      The executed power sales contract and
     construction contract for such project is in full force and effect and there is no oral or written threat to its validity, whether as a result of government action or otherwise;

     (iii) For any project with an executed construction contract, the estimated total capital cost for construction of such project (without well-field development expenses), including any existing or expected change orders, is set forth on Schedule 3.22;

     (iv) The joint venture or partnership or similar agreements with local partners or contractors are in full force and effect and the Parent's percentage equity ownership pursuant to such contracts are as set forth on Schedule 3.22, and there is no threat of loss or invalidity to such contracts, whether as a result of consummating this transaction or otherwise;

     (v) The status of the financing and political risk insurance arrangements for each such project is set forth on Schedule 3.22; and

     (vi) Parent has not taken any actions which violate the Foreign Corrupt Practices Act ("FCPA") and is not aware of any actions taken by foreign Parent Subsidiaries or local partners which if taken by a U.S. company would constitute a violation of the FCPA.

          SECTION 3.23.  Status of Operating Projects.  To
Parent's knowledge, as of the date hereof, with respect to each operating project, except as set forth on Schedule 3.23:

     (i)       Parent is not aware of any event or
     occurrence which would create a material impairment to the operating performance or a material increase in operating expenses or material non-compliance with regulatory or contractual requirements;

     (ii) Parent and any of the Parent Subsidiaries or joint ventures has not changed in any material adverse respect such project's operating, maintenance reserves or procedures; and

     (iii) Parent is not aware of any events which, with lapse of time or otherwise could reasonably be expected to result in a material impairment to the project's operating performance or a material increase in operating expenses or material non-compliance with regulatory or contractual requirements.


                           ARTICLE IV
          REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          Except as set forth on the Company Disclosure Schedule previously delivered by the Company to Parent (the "Company
Disclosure Schedule"), the Company hereby represents and warrants to Parent and Merger Sub as follows:

          SECTION 4.01. Corporate Organization; Subsidiaries. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and any material necessary governmental authority to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted, and is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failure which, when taken together with all other such failures, would not have a

Material Adverse Effect (as defined below) on the Company. The term "Subsidiary" means any corporation, partnership, joint venture or other legal entity of which the Company or, if the context requires, the Surviving Corporation (either alone or through or together with any other Subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity interests, or owns, directly or indirectly, interests such that the holders are generally entitled to vote for the election of 50% of the board of directors or other governing body, of such corporation, partnership, joint venture or other legal entity. When used in connection with the Company or any of its Subsidiaries, the term "Material Adverse Effect" means any change or effect, when taken together with all other adverse changes and effects relating to the Company and its Subsidiaries, that is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) of the Company and the Subsidiaries taken as a whole; provided, however, that the occurrence of any or all of the following shall not constitute a Material Adverse Effect: (i) any change in any law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound,
(ii) a failure to receive any contract or award for which the Company or any Subsidiary has submitted or will submit a competitive bid, (iii) the loss of any contract or arrangement (whether by revocation, lapse or invalidity) with respect to a project that the Company or any Subsidiary has under development, other than any such loss related to the Malitbog project or Fish Lake project and other than any such loss resulting from a breach by the Company of the representations and warranties set forth in Sections 4.22 and 4.23 hereof, (iv) an unfavorable ruling by the California Public Utilities Commission with respect to the Company's California plants under the pending Biennial Resource Plan Update, (v) a loss of, or unfavorable ruling in, the Company's pending litigation against Southern California Edison Company, but only insofar as such litigation seeks to increase the energy price payable for deliveries over nameplate capacity and not insofar as any unfavorable ruling affects the validity or enforceability of any contract subject thereto or the enforceability of any material term thereof, (vi) a failure to close any public or private financing of any project in which the Company or any Subsidiary owns a direct or indirect interest (other than as a result of a loss with respect to the Malitbog project or the Fish Lake project or as a result of a breach by the Company of the representation and warranties set forth in
Section 4.22 or 4.23 hereof), or (vii) the termination of the employment of any employee, officer, director or consultant of the Company or any Subsidiary. A true and complete list of all the Subsidiaries, together with the jurisdiction of incorporation or formation of each Subsidiary is set forth in Schedule 4.01 hereto.

          SECTION 4.02. Articles of Incorporation and Bylaws. The Company has heretofore furnished to Parent a complete and correct copy of the Articles of Incorporation and Bylaws or equivalent organizational documents, each as amended to the date hereof, of the Company, and the Company has made available to Parent such documents with respect to all Subsidiaries. Such Articles of Incorporation, Bylaws and equivalent organizational documents are in full force and effect. Neither the Company nor any Subsidiary is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational documents.

          SECTION 4.03. Capitalization. As of the date hereof, the authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock ("Company Preferred Stock"). As of September 30, 1994, 24,042,915 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable, and no shares of Company Preferred Stock were outstanding. As of December 1, 1994, there were 582,478 shares of Company Common Stock reserved for issuance pursuant to options and deferred stock awards granted under the Stock Option Plans or otherwise identified on Schedule 4.03, and there were 996,943 shares of Company Common Stock reserved for future issuance under the Stock Option Plans. There have been no material changes in the capitalization of the Company since September 30, 1994.
Schedule 4.03 separately identifies as of December 1, 1994 the option holders, the number of shares subject to each option held, the exercise prices, vesting schedules and expiration dates of the outstanding options granted under the Stock Option Plans.
All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights or other similar obligations. Except as set forth in this Section 4.03 or on
Schedule 4.03, there are not, as of the date hereof, any outstanding or authorized subscriptions, options, warrants, convertible securities, calls, rights, commitments to issue or any other agreements of any character relating to the issued or unissued capital stock or other securities of the Company to which the Company is party or by which the Company is bound obligating the Company to issue, deliver, or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or obligating the Company to grant, extend or enter into any subscription, option, warrant, call, right, commitment or other such agreement. All the outstanding capital stock or partnership or other equity interest of each of the Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except as disclosed on Schedule 4.01, is owned by the Company or a Subsidiary free and clear of any liens, security interests, pledges, agreements, claims, charges or encumbrances of any nature whatsoever. There are no existing options, calls or commitments of any character relating to the issued or unissued capital stock or other securities of any Subsidiary. Except for the Subsidiaries and except as previously disclosed to Parent on the Disclosure Schedule and in the Company SEC Reports (as defined below), the Company does not directly or indirectly own a 50% or greater equity interest in any other corporation, partnership, joint venture or other business association or entity.

          SECTION 4.04. Authority Relative to this Agreement. The Company has the necessary corporate power and authority to enter into this Agreement and, subject to obtaining any necessary stockholder approval of the Merger, to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval of the Merger by the Company's stockholders in accordance with Nevada Law. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms.

          SECTION 4.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate any law, regulation, court order, judgment or decree applicable to the Company or any of the Subsidiaries or by which its or any of their property is bound or affected, (ii) violate or conflict with the Certificate of Incorporation or Bylaws or equivalent organizational documents of the Company or any Subsidiary, or
(iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of the Subsidiaries pursuant to, any contract, instrument, permit, license or franchise to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries or its or any of their property is bound or affected, except as set forth on Schedule 4.05 and except in the case of (i) or (iii) for conflicts, violations, breaches or defaults which, in the aggregate, would not have a Material Adverse Effect.

          (b) Except for applicable requirements, if any, of the Exchange Act and filing and recordation of appropriate merger or other documents as required by Nevada Law, and except for any notice, filings, authorizations, consents or approvals which are required because of the regulatory status of the Company or any of its Subsidiaries or facts specifically applicable to them, and except as set forth on Schedule 4.05, the Company is not required to submit any notice, report or other filing with any governmental authority, domestic or foreign, in connection with the execution, delivery or performance of this Agreement. Except as aforesaid, no waiver, consent, approval or authorization of any governmental or regulatory authority, domestic or foreign, is required to be obtained or made by the Company in connection with its execution, delivery or performance of this Agreement.

          SECTION 4.06. SEC Filings; Financial Statements. (a) The Company has filed all forms, reports and documents required to be filed with the SEC since January 1, 1992, and has heretofore delivered (or made available) to Parent, in the form filed with the SEC, its (i) Annual Reports on Form 10-K for the fiscal years ended December 31, 1993 and December 31, 1992, respectively, (ii) all proxy statements relating to the Company's meetings of stockholders (whether annual or special) held since January 1, 1992, and (iii) all other reports or registration statements (including Quarterly Reports on Form 10-Q) filed by the Company with the SEC since January 1, 1992 (collectively, the "Company SEC Reports"). The Company SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act, or the Exchange Act, as the case may be and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary is required to file any statements or reports with the SEC pursuant to Sections 13(a) or 15(d) of the Exchange Act.

          (b) The consolidated financial statements contained in the Company SEC Reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of operations and changes in financial position of the Company and its Subsidiaries for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

          (c) Except as reflected or reserved against in the consolidated financial statements contained in the Company SEC Reports, and except as set forth on Schedule 4.06, the Company and its Subsidiaries have no liabilities of any nature (whether accrued, absolute, contingent or otherwise) which in the aggregate could have a Material Adverse Effect or any bonds, debentures, notes, letters of credit or other indebtedness (including guarantees) for any amount greater than $1,000,000. Since September 30, 1994, neither the Company nor any of the Subsidiaries has incurred any liabilities material to the Company and the Subsidiaries taken as a whole, except (i) liabilities incurred in the ordinary course of business and consistent with past practice, (ii) liabilities incurred in connection with or as a result of the Offer or the Merger or (iii) liabilities disclosed on Schedule 4.06.

          SECTION 4.07. Absence of Certain Changes or Events. Since September 30, 1994, except as contemplated in this Agreement or as specifically disclosed in the Company SEC Reports or the Tender Offer Solicitation/Recommendation Statement on
Schedule 14D-9 that was originally filed by the Company with the SEC on October 11, 1994 with respect to Parent's previous tender offer (as amended to the date hereof) (the "Previous 14D-9"), or as appears on Schedule 4.07, there has not been:

          (a)  any Material Adverse Effect;

          (b) any redemption or other acquisition of Company Common Stock by the Company or any of the Subsidiaries or any declaration or payment of any dividend or other distribution in cash, stock or property with respect to Company Common Stock;

          (c) any entry into any material commitment or transaction (including, without limitation, any borrowing or capital expenditure) other than in the ordinary course of business or as contemplated by this Agreement;

          (d) any transfer of, or rights granted under, any material leases, licenses, agreements, patents, trademarks, trade names or copyrights other than those transferred or granted in the ordinary course of business and consistent with past practice;

          (e) any mortgage, pledge, security interest or imposition of lien or other encumbrance on any asset of the Company or any of the Subsidiaries that when viewed in the aggregate with all such other encumbrances is material to the business, financial condition or operations of the Company and the Subsidiaries taken as a whole; or

          (f) any change by the Company in accounting principles or methods except insofar as such change may have been required by a change in generally accepted accounting principles and disclosed in the Company SEC Reports.

Since September 30, 1994, except as disclosed on Schedule 4.07, in the Company SEC Reports or the Previous 14D-9, the Company and its Subsidiaries have conducted their business only in the ordinary course and in a manner consistent with past practice and have not made any material change in the conduct of the business or operations of the Company and its Subsidiaries taken as a whole. Without limiting the generality of the foregoing, the Company has not, since such date, except for the contracts referred to in the Company SEC Reports or as disclosed on
Schedule 4.07 or in the Previous 14D-9, made any changes in executive compensation levels (other than increases in the ordinary course of business and consistent with past practice) or in the manner in which other employees of the Company or the Subsidiaries are compensated, paid or agreed to pay any pension, retirement allowance or other employee benefit not required or permitted by the terms of any plan, agreement or arrangement existing on such date to any director, officer or employee, whether past or present, or committed itself to any collective bargaining agreement (except for renewals of existing collective bargaining agreements) or to any additional pension, profit-sharing, bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or to any employment or consulting agreement with or for the benefit of any person, or to amend any of such plans or any of such agreements in existence on such date.

          SECTION 4.08.  Title to Property.   The Company and its
Subsidiaries have good and marketable title, or valid leasehold rights in the case of leased property, to all real property and all personal property purported to be owned or leased by them, except where the failure to have such title or right would not have a Material Adverse Effect. There are no material mechanics', materialmen's, laborers', employees', suppliers' or other liens arising by operation of law on any of the Company's properties.

          SECTION 4.09. Litigation. Except as disclosed in the Company SEC Reports, the Previous 14D-9 or as disclosed on
Schedule 4.09, there are no claims, actions, suits, proceedings or investigations pending or, to the best knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any properties or rights of the Company or any of its Subsidiaries, before any court, administrative, governmental or regulatory authority or body, domestic or foreign, which are reasonably likely, in the aggregate, to have a Material Adverse Effect or would, and are reasonably likely to, prevent or delay the performance of this Agreement. As of the date hereof, neither the Company nor any of its Subsidiaries nor any of their property is subject to any order, judgment, injunction or decree, having a Material Adverse Effect.

          SECTION 4.10. Information in Disclosure Documents. None of the information with respect to the Company or its Subsidiaries to be included or incorporated by reference in the Proxy Statement or the Registration Statement will, in the case of the Proxy Statement or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Company Meeting to be held in connection with the Merger, or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

          SECTION 4.11. Fairness Opinion. The Company has received the opinion of Goldman Sachs, to the effect that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair to the stockholders of the Company (other than Parent and its affiliates).

          SECTION 4.12. Brokers. No broker, finder or investment banker (other than Goldman Sachs) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company. The Company has heretofore furnished to Parent true and complete information concerning the financial arrangements between the Company and Goldman Sachs, pursuant to which such firm would be entitled to any payment as a result of the transactions contemplated hereunder.

          SECTION 4.13. Takeover Provisions Inapplicable; Rights Agreement Amendment. (a) As of the date hereof and at all times on or prior to the Effective Time, Sections 78.378 through 78.3793, inclusive, and Sections 78.411 through 78.444, inclusive, of Nevada Law are, and shall be, inapplicable to the Offer, the Merger and the transactions contemplated by this Agreement including, without limitation, the pledge of the shares of Company Common Stock acquired in the Offer to the lending institutions providing the financing for the Offer, and the transfer of such shares upon the exercise of remedies under the applicable agreements. The Company has heretofore delivered to Parent a complete and correct copy of the resolutions of the Board of Directors of the Company to the effect that such sections of Nevada Law are, and shall be, inapplicable to the Offer, the Merger and the transactions contemplated by this Agreement.

          (b) The Board of Directors of the Company has taken all necessary action with respect to the Rights Agreement, such that none of the execution or delivery of this Agreement, the purchase of Shares pursuant to the Offer, the exchange of the Shares for the shares of Parent Common Stock and cash in accordance with this Agreement or any transaction contemplated by this agreement will cause (A) the rights (the "Rights") issued pursuant to the Rights Agreement to become exercisable under the Rights Agreement, (B) Parent, Merger Sub and any of their associates or affiliates (as such terms are defined in the Rights Agreement) to be deemed an "Acquiring Person" (as defined in the Rights Agreement), or (C) the "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the Rights Agreement) to occur upon any such event.

          SECTION 4.14. Conduct of Business. Except as disclosed in Schedule 4.14 hereto, the business of the Company and each of the Subsidiaries is not being conducted in default or violation of any term, condition or provision of (i) its respective Articles of Incorporation or Bylaws or similar organizational documents, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease or other instrument or agreement of any kind to which the Company or any of the Subsidiaries is now a party or by which the Company or any of the Subsidiaries or any of their respective properties or assets may be bound, or (iii) any Federal, state, local or foreign statute, law, ordinance, rule, regulation, judgment, decree, order, concession, grant, franchise, permit or license or other governmental authorization or approval applicable to the Company or any of the Subsidiaries, except, with respect to the foregoing clauses (ii) and (iii), defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect.

          SECTION 4.15.  Environment.  Except as disclosed on
Schedule 4.15 hereto, to the knowledge of the Company, there are, with respect to the Company or any of its Subsidiaries, or any real property currently or formerly owned, leased, or otherwise used by the Company or any of its Subsidiaries, no past or present violations of Environmental Laws, releases of any material into the environment, actions, activities, circumstances, conditions, events, incidents, or contractual obligations which may give rise to any common law or other legal liability, including, without limitation, liability under CERCLA or similar state or local laws, which liabilities, either individually or in the aggregate, would have a Material Adverse Effect.

          SECTION 4.16. Energy Regulatory Status. (a) Each of the Plants owned in whole or part, directly or indirectly by: (i) the Company or (ii) any legal entity in which the Company directly or indirectly owns 50% or greater of the voting stock or other equity interest, including any partnership in which the Company has an interest, is a Small Power QF, as such term is defined in the FPA, and the regulations thereunder, and has continuously been in compliance with the requirements for being a Small Power QF since it commenced sales of electricity.

          (b) The owner of each of the Plants under development by the Company or any Subsidiary and located in the United States will, no later than the date operations commence, either qualify as a "qualifying small power producer" or an EWOG, as such terms are defined in the FPA, the regulations under the FPA, and the PUHCA.

          (c) The owner of each of the Plants under development by the Company or any Subsidiary and located outside the United States will, no later than the date operations commence, either qualify as an EWOG or a "foreign utility company", as such term is defined under PUHCA and the regulations thereunder.

          (d) Neither the Company nor any "affiliate" of the Company is a "public utility company" or a "public utility holding company", as such terms are defined in PUHCA and the regulations thereunder, a "public utility" as defined in the FPA and the regulations thereunder, or subject to regulations by any state public utilities commission or similar state regulatory body.

          (e) Each of the Plants obtained any necessary certificates or permits from state regulatory authorities for construction of each of the operational Plants and associated transmission equipment owned by the owners of the Plant, and each other entity constructing, owning or operating any of the foregoing has obtained each required certificate or permit.

          SECTION 4.17.  Employee Benefit Plans; Labor Matters.
(a) With respect to each U.S. or foreign employee benefit plan, program, arrangement and contract (including, without limitation, any "employee benefit plan", as defined in Section 3(3) of ERISA) and any executive compensation arrangement, whether or not funded, maintained or contributed to by the Company or any of its

Subsidiaries, or with respect to which the Company or any of its Subsidiaries could incur liability under Section 4069, 4212(c) or 4204 of ERISA, as well as any employee benefit plan that is subject to Section 412 of the Code or Title IV of ERISA and which is maintained or contributed to by any other trade or business (whether or not incorporated) which is treated as a single employer with the Company under Section 414(b), (c), (m) or (o) of the Code (each such trade or business being referred to herein as a "Code Affiliate") (the "Company Benefit Plans"), the Company has made available to Parent a true and correct copy of (i) the most recent annual report (Form 5500) filed with the IRS,
(ii) such Company Benefit Plan, (iii) each trust agreement relating to such Company Benefit Plan, (iv) the most recent summary plan description for each Company Benefit Plan for which a summary plan description is required, (v) the most recent actuarial report or valuation relating to a Company Benefit Plan subject to Title IV of ERISA, if any, (vi) the most recent determination letter, if any, issued by the IRS with respect to any Company Benefit Plan qualified under Section 401(a) of the Code and (vii) the most recent annual and periodic accounting of related plan assets, if any.

          (b) With respect to the Company Benefit Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or any of its Subsidiaries could be subject to any liability under the terms of such Company Benefit Plans, ERISA, the Code or any other applicable Law which would have a Material Adverse Effect. No claim has been asserted, or, to the knowledge of the Company, threatened by the IRS, the Department of Labor or any participant of a Company Benefit Plan that the Company or any of the Subsidiaries has, with respect to any Company Benefit Plan, engaged in or been a party to any "prohibited transaction", as such term is defined in Section 4975 of the Code and Section 406 of ERISA, which could result in the imposition of either a penalty assessed pursuant to Section 502 of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to the Company, any Subsidiary or any Company Benefit Plan. Each Company Benefit Plan intended to qualify under Section 401(a) of the Code does so qualify, and the trusts created thereunder are exempt from tax under Section 501(a) of the Code, and each such Company Benefit Plan will be amended in the manner required by the Code by December 31, 1994, and has been or will be submitted to the IRS on or prior to March 31, 1995 for a determination letter confirming that such Company Benefit Plan meets the currently applicable requirements for qualification and exemption from taxation under Sections 401(a) and 501(a) of the Code. No Company Benefit Plan has plan assets invested in any insurance company which is or has been in insolvency proceedings within the last 3 years. No Company

Benefit Plan subject to Section 412 of the Code has incurred any "accumulated funding deficiency" (as defined in ERISA), whether or not waived. Neither the Company nor any of its Subsidiaries or Code Affiliates has at any time since 1987 maintained or contributed to any Company Benefit Plan, including without limitation any "multiemployer plan" (as defined in Section 3(37) of ERISA), which (i) is a "defined benefit plan", (as defined in
Section 414(j) of the Code) or (ii) is subject to Title IV of ERISA.

          (c) Except as set forth in Schedule 4.17, (i) neither the Company nor any of its Subsidiaries is a party to any collective bargaining or other labor union contract applicable to persons employed by the Company or its Subsidiaries, (ii) no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries and (iii) neither the Company nor any of its Subsidiaries knows of any activities or proceedings of any labor union to organize any of their respective employees. As of the date hereof, the Company and all of its Subsidiaries are in compliance in all material respects with all applicable laws relating to employment and employment practices, wages, hours, and terms and conditions of employment, there are no material charges with respect to or relating to the Company or any of its Subsidiaries pending before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices, and there is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending or, to the Company's knowledge, threatened which may interfere with the respective business activities of the Company or its Subsidiaries, except where such noncompliance, charge, dispute, strike or work stoppage would not have a Material Adverse Effect. As of the date hereof, to the knowledge of the Company, none of the Company or any of its Subsidiaries, or their respective representatives or employees, has committed any unfair labor practices in connection with the operation of the respective businesses of the Company or its Subsidiaries, and there is no charge or complaint against the Company or its Subsidiaries by the National Labor Relations Board or any comparable state agency pending or threatened in writing, except where such unfair labor practice, charge or complaint would not have a Material Adverse Effect.

          (d)  The Company has made available to Parent
(i) copies of all employment agreements with officers of the Company and its Subsidiaries; (ii) copies of all severance agreements, programs and policies of the Company with or relating to its employees; and (iii) copies of all plans, programs, agreements and other arrangements of the Company with or relating to its employees which contain change in control provisions

(which plans, programs, agreements and arrangements are set forth in Schedule 4.17 or have been disclosed in the Company SEC
Reports or the Previous 14D-9).

          (e) Except as provided in Schedule 4.17 or as otherwise required by Law, no Company Benefit Plan provides retiree medical or retiree life insurance benefits to any person.

          SECTION 4.18. Insurance. The insurance policies in force at the date hereof, with respect to the assets, properties or operations of each of the Company and the Subsidiaries are set forth on Schedule 4.18 and are in full force and effect with reputable insurers in such amounts and insure against such losses and risks (including product liability) as are customary to protect the properties and businesses of each of the Company and the Subsidiaries.

          SECTION 4.19.  Taxes.  (a)  Except as set forth in
Schedule 4.19, and except as would not, either individually or in the aggregate, have a Material Adverse Effect, (i) the Company and each of the Subsidiaries have timely filed with the appropriate governmental authorities all Tax Returns (as defined below) required to be filed by or with respect to the Company and each of the Subsidiaries or their respective operations or assets, and such Tax Returns are true, correct and complete in all material respects and (ii) all Taxes shown to be due on such Tax Returns and all Taxes required to be withheld with respect to the Company or any of the Subsidiaries or their respective operations or assets have been timely paid or, if applicable, withheld and paid to the appropriate taxing authority in the manner provided by law, except in each case for such Taxes which are not material in the aggregate.

          (b) Neither the Company nor any of the Subsidiaries has filed a consent to the application of Section 341(f) of the Code.

          (c) Except as set forth on Schedule 4.19, no property of either of the Company or any of the Subsidiaries is "tax exempt use property" within the meaning of Section 168(h) of the Code or property that either of the Company or any of the Subsidiaries will be required to treat as being owned by another person pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, in effect immediately before the enactment of the Tax Reform Act of 1986.

          SECTION 4.20. Trademarks, Licenses, Patents and Copyrights. Except as set forth on Schedule 4.20, the Company or the Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights, trade names, trade name rights and proprietary information used or held for use in connection with, and material to, its business as currently being conducted and are unaware of any assertions or claims challenging the validity of any of the foregoing which are reasonably likely to have a Material Adverse Effect; and, to the best knowledge of the Company, the conduct of the Company's business as now conducted or proposed to be conducted does not and will not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others known to the Company or the Subsidiaries in any way reasonably likely to have a Material Adverse Effect. No material infringement of any proprietary right owned by or licensed by or to the Company or any of the Subsidiaries is known to the Company or any Subsidiary which is reasonably likely to have a Material Adverse Effect.

          SECTION 4.21. Related Party Transactions. Except as is set forth in the Company SEC Reports or in the Previous 14D-9, to the Company's knowledge, Schedule 4.21 sets forth the material transaction since September 1, 1994 between the Company and its Subsidiaries, on the one hand, and (i) an officer or director of the Company or any of its Subsidiaries, (ii) a record or beneficial owner of five percent (5%) or more of Company Common Stock, or (iii) an affiliate of any such officer, director or beneficial owner, on the other hand, other than payment of compensation for services rendered to the Company and its Subsidiaries in the ordinary course of business.

          SECTION 4.22. Status of Development and Construction Projects. To the Company's knowledge, except as specifically disclosed on Schedule 4.22, the following statements, as applicable, are true and correct as of the date hereof with respect to each of the following development and construction projects: (Malitbog 231 MW, Alto Peak 70 MW, Fish Lake 16 MW and 20MW Salton Sea Unit 1 expansion):

     (i) There is no pending or threatened revocation or loss of such project award, whether as a result of government action or otherwise;

     (ii)      The executed power sales contract and
     construction contract for such project is in full force and effect and there is no oral or written threat to its validity, whether as a result of government action or otherwise;

     (iii) For any project with an executed construction contract, the estimated total capital cost for construction of such project (without well-field development expenses), including any existing or expected change orders is set forth on Schedule 4.22;
     (iv) The joint venture or partnership or similar agreements with local partners or contractors are in full force and effect, and the Company's percentage equity ownership pursuant to such contracts is as set forth on Schedule 4.22, and there is no threat of loss or invalidity to such contracts, whether as a result of consummating this transaction or otherwise;

     (v) The status of the financing and political risk insurance arrangements for each such project is set forth on Schedule 4.22; and

     (vi) The Company has not taken any actions which violate the FCPA and is not aware of any actions taken by foreign Subsidiaries or local partners which if taken by a U.S. company would constitute a violation of the FCPA.

          SECTION 4.23.  Status of Operating Projects.  With
respect to each operating project, except as set forth on
Schedule 4.23:

     (i) The Company is not aware of any event or occurrence which would create a material impairment to the operating performance or a material increase in operating expenses or material non-compliance with regulatory or contractual requirements;

     (ii) The Company and any of its Subsidiaries or joint ventures have not changed in any material adverse respect such project's operating, maintenance reserves or procedures; and

     (iii) The Company is not aware of any events which, with lapse of time or otherwise, could reasonably be expected to result in a material impairment to the project's operating performance or a material increase in operating expenses or material non-compliance with regulatory or contractual requirements.

                            ARTICLE V
             CONDUCT OF BUSINESS PENDING THE MERGER

          SECTION 5.01. Acquisition Proposals. The Company will notify Parent immediately if any inquiries or proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Company, in each case in connection with any acquisition, business combination or purchase of all or any significant portion of the assets of, or any equity interest in, the Company or any Subsidiary. The Company shall provide a copy of any such written inquiries or proposals to Parent immediately after receipt thereof and thereafter keep Parent and Merger Sub promptly advised of any development with respect thereto.

          SECTION 5.02. Conduct of Business by the Parties Pending the Merger. (I) The Company covenants and agrees that, between the date of this Agreement and the Effective Time, unless Parent shall otherwise consent in writing and except as is otherwise permitted hereby, the businesses of the Company and its Subsidiaries shall be conducted only in, and the Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company will use its best efforts to preserve substantially intact its business organization, to keep available the services of its present officers, employees and consultants and to preserve its present relationships with customers, suppliers and other persons with which it or any of its subsidiaries has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement, neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following without the prior written consent of Parent:

          (a) (i) issue, sell, pledge, dispose of, encumber, authorize, or propose the issuance, sale, pledge, disposition, encumbrance or authorization of any shares of its or its subsidiaries' capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its subsidiaries' capital stock, or any other ownership interest (except with respect to Company Common Stock previously reserved for issuance as disclosed in Section 4.03 hereof); (ii) amend or propose to amend its articles of incorporation or bylaws or equivalent organizational documents; (iii) split, combine or reclassify any of its outstanding common stock, or declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise with respect to the common stock; (iv) redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any shares of its capital stock, except in the performance of its obligations under existing employee plans; or (v) authorize or propose or enter into any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 5.02(I)(a);

          (b) (i) acquire (by merger, consolidation, or acquisition of stock, partnership interests or assets) any corporation, partnership or other business organization or division thereof or any other interests in operating properties; (ii) except in the ordinary course of business and in a manner consistent with past practices, and except as set forth on Schedule 5.02(I)(b), sell, pledge, lease, transfer, dispose of, or encumber or authorize or propose the sale, pledge, lease, transfer disposition or encumbrance of any of its or its Subsidiaries' assets (including intangible assets); (iii) create, incur, assume or guarantee any indebtedness or other similar obligation, or enter into any contract or agreement, except in the ordinary course of business and consistent with past practice, and except as set forth on Schedule 5.02(I)(b); (iv) enter into any new line of business or make any bid or enter into any commitment in respect of any new or proposed projects; (v) prepay or refinance any part of the principal or interest of any existing indebtedness before the due date thereof; (vi) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity, except for endorsements in the ordinary course of business in connection with the deposit of items for collection; (vii) make any loans, advances or capital contributions to or investments in any person or entity; (viii) waive, release, grant or transfer any rights of value or modify or change in any material respect any existing license, material lease or commitment; (ix) make or commit to or guarantee any single capital expenditure or obligations which are not consistent with past practice and currently budgeted; or (x) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 5.02(I)(b);

          (c) take any action other than in the ordinary course of business and in a manner consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any severance or termination pay (otherwise than pursuant to policies of the Company or any of its Subsidiaries in effect on November 30, 1994) or with respect to any increase of benefits payable under its severance or termination pay policies in effect on November 30, 1994;

          (d) make any payments (except in the ordinary course of business and in amounts and in a manner consistent with past practice) under any of its employee plans to any of its or its subsidiaries' employees, independent contractors or consultants, enter into any new employee plan, any new employment or consulting agreement, grant or establish any new awards under such plan or agreement, or adopt or otherwise amend any of the foregoing;

          (e) take any action except in the ordinary course of business and in a manner consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to accounting policies or procedures (including without limitation its procedures with respect to the payment of accounts payable);

          (f) before the purchase of Company Common Stock pursuant to the Offer and other than pursuant to this Agreement, take any action to cause the shares of its common stock to cease to be listed on the Nasdaq National Market;

          (g) cause or permit any of their current insurance (or reinsurance) policies to be cancelled or terminated or any of the coverage thereunder to lapse, unless forthwith upon notice of such termination, cancellation or lapse, the Company or such Subsidiary used its best efforts to obtain commercially reasonable replacement policies from the same or comparable insurers providing coverage which is the same as or comparable to that provided under the cancelled, terminated or lapsed policies;

          (h) enter into any agreement or transaction with any affiliate of the Company upon terms and conditions less favorable to the Company or such affiliate than could be obtained on an arm's length basis, except for agreements or transactions in the ordinary course of business and consistent with past practice;

          (i)  settle any material pending litigation; or

          (j) enter into any oral or written agreement, contract, commitment, arrangement or understanding with respect to any of the foregoing.

Notwithstanding any other term or provision of this Section
5.02(I):

               (i) the Company may close the financing of its Maltibog project without the prior consent of Parent provided that Parent has been given the opportunity to review the relevant financing documents and Company has given Parent at least two days' prior notice of the anticipated closing date;

               (ii) the Company may make and commit to ordinary course budgeted operational capital and other expenditures relating to projects in operation or construction without the consent of Parent;

               (iii) the Company may make planned capital and operational expenditures with respect to its Maltibog project, without the consent of Parent;

               (iv) the Company will not make any capital or other expenditures in excess of $500,000 in the aggregate with respect to its Nevada Power Pumped Storage contract, its Alto Peak contract and any other contract related to a development project without prior consultation with Parent and Parent's consent;

               (v)  the Company may honor all existing
          contractual obligations relating to projects in operation or construction without the consent of Parent; and

               (vi) the Company will not incur any additional indebtedness (secured or unsecured) or make new project or capital commitments in excess of $1,000,000 without prior consultation with Parent and Parent's consent.

          (II) Parent covenants and agrees that, between the date of this Agreement and the Effective Time (unless the election contemplated by Section 2.06(b)(i) has been made), unless the Company shall otherwise consent in writing and except as is otherwise permitted hereby, neither Parent nor any of the Parent Subsidiaries shall, directly or indirectly, do any of the following:

          (a) (i) issue or sell, or propose the issuance or sale of, any shares of its or its subsidiaries' capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its subsidiaries' capital stock, or any other ownership interest (except with respect to Parent Common Stock previously reserved for issuance as disclosed in
     Section 3.03 hereof) if (A) the proceeds of any such issuance or sale ("Proceeds") exceed $50,000,000, and (B) such Proceeds are not applied, if necessary, so as to allow Parent to exercise the election contemplated by Section 2.06(b)(i); (ii) split, combine or reclassify any of its outstanding common stock, or declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise with respect to the common stock; (iii) redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any shares of its capital stock, except in the performance of its obligations under existing employee plans or pursuant to a repurchase program under Rule 10b-18 promulgated under the Exchange Act; or (iv) authorize or propose or enter into any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 5.02(II)(a);

          (b) in the case of Parent, merge or consolidate with or into another person or engage in a recapitalization or other similar extraordinary business transaction;

          (c) make any material change in accounting policies, other than as required by generally accepted accounting principles; or

          (d) enter into any oral or written agreement, contract, commitment, arrangement or understanding with respect to any of the foregoing.

          SECTION 5.03. No Shopping. The Company and its Subsidiaries will not, directly or indirectly, through any officer, director, agent, financial adviser or otherwise, solicit, initiate or encourage submission of proposals or offers from any person relating to any Competing Transaction (as defined below), or participate in any negotiations regarding, or furnish to any other person any information (except for information which has been previously publicly disseminated by the Company in the ordinary course of business) with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. Notwithstanding the foregoing, the parties hereby agree that the Board of Directors of the Company may (i) review and act upon (which actions may include, without limitation, providing confidential information, negotiating a transaction and entering into an agreement for a transaction) an unsolicited proposal by any other person relating to any of the transactions referred to in the preceding sentence, if the Board of Directors determines in good faith, after consultation with and based upon the advice of its financial and legal advisors, that failing to review and act upon such proposal would constitute a breach of fiduciary duty and (ii) comply with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer, and such review, conduct or compliance will not violate this Section 5.03. For purposes of this Agreement, "Competing Transaction" shall mean any of the following involving the Company or any Subsidiary: (i) any merger, consolidation, share exchange, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 50% or more of the assets of the Company and the Subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 50% or more of the Shares or the filing of a registration statement under the Securities Act in connection therewith; (iv) any person having acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) having been formed which beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the Shares; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.


                           ARTICLE VI
                      ADDITIONAL AGREEMENTS

          SECTION 6.01.  Registration Statement/Proxy Statement.
(a) As promptly as practicable after the consummation of the Offer, the Company and Parent shall prepare and file with the SEC preliminary proxy materials which shall constitute the preliminary Proxy Statement and a preliminary prospectus with respect to the Parent Common Stock to be issued in connection with the Merger. As promptly as practicable after comments are received from the SEC with respect to such preliminary materials and after the furnishing by the Company and Parent of all information required to be contained therein, the Company shall file with the SEC the definitive Proxy Statement and Parent shall file with the SEC the Registration Statement (which shall include the definitive Proxy Statement), and Parent and the Company shall use their best efforts to cause the Registration Statement to become effective and to mail the definitive Proxy Statement to their respective stockholders as soon thereafter as practicable.

          (b) Parent and the Company shall make all necessary filings with respect to the Merger and the Parent Share Proposal under the Securities Act and the Exchange Act and the rules and regulations thereunder, under applicable blue sky or similar securities laws and the New York Stock Exchange, Inc. and shall use all reasonable efforts to obtain required approvals and clearances with respect thereto.

          SECTION 6.02.  Stock Exchange Listing.  Parent shall
use its best efforts to list on the NYSE, upon official notice of issuance, the Parent Common Stock to be issued pursuant to the Merger.

          SECTION 6.03. Additional Agreements. The Company, Parent and Merger Sub will each comply in all material respects with all applicable laws and with all applicable rules and regulations of any governmental authority in connection with its respective execution, delivery and performance of this Agreement and the transactions contemplated hereby. Each of the parties hereto agrees to use all reasonable efforts to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to use all reasonable efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

          SECTION 6.04. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time and (ii) any material failure of the Company, Parent or Merger Sub, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.04 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

          SECTION 6.05. Access to Information. (a) From the date hereof to the Effective Time, each of Parent and the Company shall, and shall cause their respective subsidiaries, officers, directors, employees, auditors, attorneys and agents to, afford the officers, employees, auditors, attorneys and agents of the other party (the "Respective Representatives") complete access at all reasonable times and on reasonable notice to its officers, employees, agents, accountants, properties, offices and other facilities and to all books and records, and shall furnish such Respective Representatives with all financial, operating and other data and information and all information relating to the regulatory status of its Plants (whether held by it, a subsidiary, or agents thereof) as the other party, through its officers, employees, agents or accountants, may reasonably request.

          (b) All information obtained by Parent or the Company pursuant to this Section 6.05 shall be kept confidential in accordance with the confidentiality agreements dated December 4, 1994 between Parent and the Company.

          (c) In the event of the termination of this Agreement, each of Parent and the Company shall, and shall cause its affiliates to, return promptly every document furnished to them by the other party or its Respective Representatives in connection with the transactions contemplated hereby and any copies thereof which may have been made, and shall cause its Respective Representatives to whom such documents were furnished promptly to return such documents and any copies thereof any of them may have made, other than documents filed with the Commission or otherwise publicly available.

          SECTION 6.06. Public Announcements. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement before such consultation, except as may be required by law.

          SECTION 6.07. Best Efforts; Cooperation. Upon the terms and subject to the conditions hereof, each of the parties hereto agrees to use its best efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement and shall use its best efforts to obtain all necessary waivers, consents and approvals, and to effect all necessary filings under the Exchange Act. The parties shall cooperate in responding to inquiries from, and making presentations to, regulatory authorities.

          SECTION 6.08. Agreement to Defend and Indemnify. (a) If any action, suit, proceeding or investigation relating hereto or to the transactions contemplated hereby is commenced, whether before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that, subject to the limitations, if any, on indemnification contained in applicable law, the Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and after the Effective Time, the Surviving Corporation and Parent shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each director, officer, employee, fiduciary and agent of the Company or any Subsidiary and their respective subsidiaries and controlled affiliates, including, without limitation, officers and directors serving as such on the date hereof (collectively, the "Indemnified Parties"), from and against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any of the transactions contemplated hereby, including without limitation liabilities arising under the Securities Act or the Exchange Act in connection with the Merger. Parent shall cause the Surviving Corporation to continue in effect the indemnification provisions currently provided (or provisions that are no less favorable to the Indemnified Parties than those currently provided) by the Articles of Incorporation, Bylaws or any written indemnification agreement of the Company for a period of not less than six years following the Effective Time. This Section shall survive the consummation of the Merger. This covenant shall survive any termination of this Agreement pursuant to Section 8.01 hereof. Notwithstanding Section 9.07 hereof, this Section is intended to be for the benefit of and to grant third party rights to Indemnified Parties whether or not parties to this Agreement, and each of the Indemnified Parties shall be entitled to enforce the covenants contained herein.

          (b) Parent shall cause to be maintained in effect for not less than three years after the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company and its Subsidiaries with respect to matters occurring prior to the Effective Time; provided, however, that Parent may substitute therefor its current policies or other policies of at least the same coverage containing terms and conditions which are no less advantageous to the Indemnified Parties; provided, however, that in no event shall Parent be required to expend pursuant to this Section 6.08(b) more than an amount equal to 125% of current annual premiums paid by the Company for such insurance.

          (c) If Parent, the Surviving Corporation or any of either of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision shall be made so that the successors and assigns of Parent or Surviving Corporation assume the obligations set forth in this Section 6.08.

          SECTION 6.09. Disposition of Litigation. (a) The parties agree to file jointly a stipulation of dismissal without prejudice, or take other reasonable steps necessary to terminate without prejudice, the action entitled Magma Power Company, et al. v. California Energy Company, Inc., et al., Case No. CV-N-94-00719-DWH pending in the United States District Court for the District of Nevada, including any and all claims and counterclaims asserted against the Company, its directors, its officers, Parent and Merger Sub, with each party bearing its own costs and attorneys' fees. The Company agrees that it will not settle any litigation currently pending, or commenced after the date hereof, against the Company or any of its directors by any stockholder of the Company relating to the Offer or this Agreement, without the prior written consent of Parent.

          (b) The Company will not voluntarily cooperate with any third party that has sought or may hereafter seek to restrain or prohibit or otherwise oppose the Offer or the Merger and will cooperate with Parent and Merger Sub to resist any such effort to restrain or prohibit or otherwise oppose the Offer or the Merger, unless failing to so cooperate with such third party or cooperating with Parent or Merger Sub, as the case may be, would constitute a breach of fiduciary duty of the Board of Directors of the Company or otherwise violate any applicable law or rules.

          SECTION 6.10. Employee Benefits. (a) Parent shall cause the Surviving Corporation and its Subsidiaries to (x) honor all employment, change in control, deferred compensation, pension, retirement and severance agreements in effect on the date hereof between the Company or one of its Subsidiaries and any employee of the Company or one of its Subsidiaries, or maintained for the benefit of any employee of the Company or one of its Subsidiaries, all of which have been made available to Parent, and (y) honor all bonus determinations for the fiscal year ending December 31, 1994 made by the Company or any of its Subsidiaries prior to the date hereof with respect to the bonus plans and arrangements of the Company and its Subsidiaries.

          (b) For a period of one year commencing on the Effective Time, Parent shall cause the Surviving Corporation to provide active employees of the Company and its Subsidiaries with benefits (including, without limitation, welfare benefits) that are no less favorable, taken as a whole, than the benefits provided under the Company Benefit Plans (other than equity-based plans and bonus plans) as in effect immediately prior to the Effective Time. To the extent that service is relevant for eligibility, vesting or benefit calculations or allowances (including, without limitation, entitlements to vacation and sick days) under any plan or arrangement maintained in order to provide the benefits described in the preceding sentence, such plan or arrangement shall credit employees for service on or prior to the Effective Time with the Company or any of its Subsidiaries.

          (c) Parent shall as promptly as practicable after the Effective Time cause the Surviving Corporation to (or the Company may prior to the Effective Time) amend each demand note made in favor of the Company by an employee of the Company or one of its Subsidiaries (each of which has been made available to Parent) to provide that (x) such demand note will not be repayable on demand from the Company and (y) upon the involuntary termination without cause of the employment of such employee, all sums owed under such demand note shall be payable in equal quarterly installments over a period of not less than 36 months.

          (d) With respect to each employee of the Company (other than employees of the Company which are parties to a "change in control" or "severance" agreements referred to in the Previous 14D-9) who is, within the one year period following the closing of the Offering, either (i) terminated without cause or
(ii) terminated as a result of a reduction in force, Parent shall cause the Surviving Corporation to make the following payments:

               (1)  if, upon the effective date of such
          employee's termination, such employee has less than one year's service with the Company, a payment equal to three months base salary plus an amount equal to one-fourth of the prior years targeted bonus for such employee, payable in twelve equal installments over the twelve months following such termination; or

               (2)  if, upon the effective date of such
          employee's termination, such employee has one year or more of service with the company, a payment equal to six months base salary plus an amount equal to one-fourth of the prior years targeted bonus for each such employee, payable in twelve equal installments over the twelve months following such termination.

          For the purposes of subclauses (1) and (2), if an employee was not eligible for a bonus in the referenced prior year, then the targeted bonus for the current year shall be used. An employee shall not be eligible for the payments specified in subclauses (1) or (2) if such employee's termination relates to a reduction in force referred to subclause (ii) above and such employee has been offered a comparable position (in terms of compensation) by Parent at any location; provided however, that no such amounts referenced in (1) and (2) will be payable if, in the good faith determination of the Company, the employee's job performance did not merit continued employment or offer of relocation to a comparable position. An employee may not receive the severance payments contemplated by this Section 6.10(d) and also receive any severance payments under the Company's severance policy covered by Sections 6.10(a) and (b) and identified on a schedule hereto.

          SECTION 6.11. Certain Action of Parent and Merger Sub. Promptly following the execution of this Agreement, Parent and Merger Sub shall suspend their solicitation of requests for the call of a special meeting of the Company's stockholders and their solicitation of proxies to elect nominees to the Company's Board of Directors.


                           ARTICLE VII
                      CONDITIONS OF MERGER

          SECTION 7.01.  Conditions to Obligation of Each Party
to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the following conditions:

          (a) Offer. Parent shall have made, or caused to be made, the Offer and shall have purchased, or caused to be purchased, Shares pursuant to the Offer;

          (b) Company Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the holders of the Company
Common Stock.

          (c)  Parent Stockholder Approval.  The Parent Share
Proposal shall have been approved by the requisite vote of the holders of Parent Common Stock.

          (d) Stock Exchange Listing. The Parent Common Stock issuable in the Merger shall have been authorized for listing on the NYSE upon official notice of issuance.

          (e)  Effectiveness of Registration Statement.  The
Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and remain in effect.

          (f) No Prohibition. There shall not be in effect (i) any judgment decree or order issued by any Federal, state or local court of competent jurisdiction, or (ii) any statute, rule or regulation enacted or promulgated by any Federal, state, local or legislative, administrative or regulatory body of competent jurisdiction, that in either of cases (i) or (ii) prohibits the consummation of the Merger or makes such consummation illegal.

          SECTION 7.02.  Additional Conditions to Obligations of
the Company. The obligation of the Company to effect the Merger is also subject to the fulfillment of the following conditions:

          (a)  Representations and Warranties.  The
     representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects on the date hereof and shall also be true and correct in all material respects on and as of the Effective Time, except for changes contemplated by this Agreement, with the same force and effect as if made on and as of the Effective Time, except to the extent that the failure of such representations and warranties to be so true and correct, individually and in the aggregate, does not have a Material Adverse Effect; provided, however, that any inaccuracy of a representation or warranty, on the date hereof or at the Effective Time, shall not result in the non-satisfaction of this Section 7.02(a) unless any such inaccuracy or inaccuracies, either (i) individually or in the aggregate, constitute facts or circumstances having a Material Adverse Effect (it being understood that such facts or circumstances shall be deemed to be so constituted if the particular representation or warranty which is inaccurate contains a Material Adverse Effect standard) or (ii) are clearly intentional misrepresentations; and

          (b) Agreements, Conditions and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements, conditions and covenants required by this Agreement to be performed or complied with by them on or before the Effective Time.

          SECTION 7.03.  Additional Conditions to Obligations of
Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the following conditions:

          (a)  Representations and Warranties.  The
     representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on the date hereof and shall also be true and correct in all material respects on and as of the Effective Time, except for changes contemplated by this Agreement, with the same force and effect as if made on and as of the Effective Time, except to the extent that the failure of such representations and warranties to be so true and correct, individually and in the aggregate, does to have a Material Adverse Effect; provided, however that any inaccuracy of a representation or warranty, on the date hereof or at the Effective Time, shall not result in the non-satisfaction of this Section 7.03(a) unless any such inaccuracy or inaccuracies, either (i) individually or in the aggregate, constitute facts or circumstances having a Material Adverse Effect (it being understood that such facts or circumstances shall be deemed to be so constituted if the particular representation or warranty which is inaccurate contains a Material Adverse Effect standard) or (ii) are clearly intentional misrepresentations; and

          (b) Agreements; Conditions and Covenants. The Company shall have performed or complied in all material respects with all agreements, conditions and covenants required by this Agreement to be performed or complied with by it on or before the Effective Time.

          (c) Funding. Parent and/or Merger Sub shall have received the proceeds of the financing contemplated by
     Section 3.10 hereof.


                          ARTICLE VIII
                TERMINATION, AMENDMENT AND WAIVER

          SECTION 8.01.  Termination.  This Agreement may be
terminated at any time before the Effective Time:

          (a) By mutual consent of the Boards of Directors of Parent and the Company; or

          (b) By the Company or Parent if the Offer shall not have been consummated by February 28, 1995; or

          (c) By the Company or Parent if the Effective Time shall not have occurred on or prior to September 30, 1995; or

          (d) By either Parent or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties hereto shall use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

          (e) By Parent if (i) the Board of Directors of the Company withdraws, modifies or changes its recommendation of this Agreement or any of the transactions contemplated by this Agreement or shall have resolved to do any of the foregoing, or
(ii) the Board of Directors of the Company recommends to the holders of Shares any proposal with respect to a merger, consolidation, share exchange or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement; or

          (f) By Parent if, without the Company's consent, any person has acquired beneficial ownership or the right to acquire beneficial ownership of or any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) has been formed which beneficially owns, or has the right to acquire "beneficial ownership" (as defined in the Rights Agreement) of, more than 10% of the Shares; or

          (g) By the Company or Parent if (i) a corporation, partnership, person or other entity or group shall have made a bona fide offer that the Board of Directors of the Company determines in its good faith judgment and in the exercise of its fiduciary duties, after consultation with and based upon the advice of its financial and legal advisors, is more favorable to the Company's stockholders than the Offer and the Merger or (ii) any person (including, without limitation, the Company or any affiliate thereof), other than Parent or any affiliate of Parent, shall have become the beneficial owner of more than 50% of the then outstanding Shares; or

          (h) By either Parent or the Company if the other party shall have breached this Agreement hereunder in any material respect and such breach continues for a period of ten days after the receipt of notice of the breach from the nonbreaching party.

          SECTION 8.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 8.01 hereof, this Agreement shall forthwith become void and there shall be no liability on the part of Parent, Merger Sub or the Company, except (i) as set forth in Sections 8.03, 8.04 and 9.01 hereof, and (ii) nothing herein shall relieve any party from liability for any willful breach hereof.

          SECTION 8.03. Agreement Termination Fee. (a) If this Agreement is terminated pursuant to Section 8.01(e) or (g) or terminated by Parent pursuant to Section 8.01(h), the Company shall pay Parent a fee of $8,000,000 plus Parent's actual documented out-of-pocket expenses incurred since September 13, 1994 in connection with this Agreement and the transactions contemplated hereby (including the previous offer referred to in the Previous 14D-9), including, without limitation legal and professional fees and expenses.

          (b)  Any payment required to be made pursuant to
Section 8.03(a) shall be made not later than one business day after termination of this Agreement and shall be made by wire transfer of immediately available funds to an account designated by Parent.

          SECTION 8.04. Offer Fee. (a) If, by December 19, 1994, Parent has not delivered to the Company either a revised Commitment Letter or definitive loan documentation reflecting the financing contemplated by such Commitment Letter which, in each case (i) do not contain any due diligence conditions regarding Parent and the Company and its Subsidiaries and (ii) have a definition of "material adverse effect" and/or "material adverse change" that substantially conforms in all material respects with the definition of Material Adverse Effect (other than as provided in subclause (i) thereof) contained herein with respect to Parent and the Company, then Parent shall owe the Company a fee of $8,000,000 payable in accordance with and to the extent provided in subsection (b) below.

          (b) The $8,000,000 fee referred to in Section 8.04(a) shall be paid by Parent to the Company only upon (i) termination or expiration of the Offer without Merger Sub having accepted for payment the shares tendered pursuant thereto or (ii) termination of this Agreement pursuant to Section 8.01(b) (collectively, the "Offer Termination Events") unless failure to close the Offer results from one or more of the following:

               (i)       A Material Adverse Effect with
          respect to the Company shall exist or shall have occurred and be continuing on or prior to the relevant Offer Termination Event;

               (ii)      The Company shall have materially
          breached this Agreement and Parent shall have terminated this Agreement under Section 8.01(h), in each case on or prior to the relevant Offer
          Termination Event; or

               (iii) Generally accepted accounting principles would require a restatement of the Company's audited financial statements contained in the Company SEC
          Reports.

          (c)  Any payment required to be made pursuant to
Section 8.04 shall be made not later than one business day after the occurrence of an Offer Termination Event and shall be made by wire transfer of immediately available funds to an account designated by the Company.

                           ARTICLE IX
                       GENERAL PROVISIONS

          SECTION 9.01.  Non-Survival of Representations,
Warranties and Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or the termination of this Agreement pursuant to Section
8.01, as the case may be, except that the agreements set forth in
Article I and Section 6.08
shall survive the Effective Time indefinitely and those set forth in Sections 6.05(b), 6.05(c), 6.10 and 9.03 shall survive termination indefinitely.

          SECTION 9.02. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

          (a)  if to Parent or Merger Sub

               California Energy Company, Inc.
               10831 Old Mill Road
               Omaha, Nebraska 68154
               Attention:  Steven A. McArthur, Esq.

                with a copy to:

               Willkie Farr & Gallagher
               One Citicorp Center
               153 East 53rd Street
               New York, New York 10022
               Attention:  Peter J. Hanlon, Esq.

          (b)  if to the Company:

               Magma Power Company
               4365 Executive Drive, Suite 900
               San Diego, California 92121
               Attention:  Jon R. Peele, Esq.

               with a copy to:

               Shearman & Sterling
               555 California Street

               San Francisco, California  94104
               Attention:  Michael J. Kennedy, Esq.

          SECTION 9.03.  Expenses.  Except as is provided in
Section 8.03 hereof, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

          SECTION 9.04.  Certain Definitions.  For purposes of
this Agreement, the term: (a) "affiliate" of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

          (b) "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise; and

          (c) "person" means an individual, corporation, partnership, association, trust or any unincorporated organization.

          SECTION 9.05.  Headings.  The headings contained in
this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          SECTION 9.06. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the maximum extent possible.

          SECTION 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes any and all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein and for the provisions of Sections 2.10, 6.05 and 6.10 hereof, is not intended to confer upon any other person any rights or remedies hereunder.

          SECTION 9.08. Waiver. At any time before the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only as against such party and only if set forth in an instrument in writing signed by such party.

          SECTION 9.09. Amendment. This Agreement may be amended by the parties hereto by action taken by Parent and Merger Sub, and by action taken by or on behalf of the Company's Board of Directors at any time before the Effective Time, provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made which would materially adversely impact the interests of the Company's stockholders or reduce the amount or change the type of consideration into which each Share will be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

          SECTION 9.10. Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Merger Sub may assign all or any of their rights hereunder to any affiliate of Parent provided that no such assignment shall relieve the assigning party of its obligations hereunder.

          SECTION 9.11.  Governing Law.  This Agreement shall be
governed by, and construed in accordance with, the internal laws of the State of Delaware.

          SECTION 9.12. Counterparts. This Agreement may be executed in one or more counterparts and by facsimile, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

         IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                              CALIFORNIA ENERGY COMPANY, INC.



                              By:            /s/ David L. Sokol
                                      Name:  David L. Sokol
                                      Title: Chairman, President
                                             and Chief Executive
                                             Officer


                              CE ACQUISITION COMPANY, INC.



                              By:            /s/ David L. Sokol
                                      Name:  David L. Sokol
                                      Title: Chairman, President
                                             and Chief Executive
                                             Officer


                              MAGMA POWER COMPANY



                              By:            /s/ Ralph W. Boeker
                                      Name:  Ralph W. Boeker
                                      Title: President and Chief
                                             Executive Officer

                            ANNEX I
                     Conditions to the Offer

Notwithstanding any other provision of the Offer, Merger Sub shall not be required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, tendered Shares, or may, in the sole discretion of Merger Sub, terminate or amend the Offer as to any Shares not then paid for if (i) at the Expiration Date the Minimum Tender Condition or the Financing Condition shall not have been satisfied or waived, or (ii) on or after December 9, 1994, and at or before the acceptance for payment for any of such Shares, any of the following events shall occur:

          (a) there shall be instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Merger Sub or any other affiliate of Parent, the consummation by Merger Sub of the Merger or seeking to obtain material damages, (ii) seeking to prohibit the ownership or operation by Merger Sub of all or any material portion of the business or assets of the Company and its subsidiaries or of Merger Sub, or to compel Merger Sub to dispose of or hold separately all or any material portion of the business or assets of Merger Sub or the Company or any of its subsidiaries or seeking to impose any material limitation on the ability of Merger Sub or any other affiliates of Parent to conduct their business or own such assets, (iii) seeking to impose or confirm limitations on the ability of Merger Sub or any other affiliates of Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired by any such person on all matters properly presented to the Company's stockholders, (iv) seeking to require divestiture by Merger Sub or any other affiliates of Parent of any Shares, or (v) seeking any material diminution in the benefits expected to be derived by Merger Sub or any other affiliates of Parent as a result of the transactions contemplated by the Offer or the Merger;

          (b) there shall be any action taken, or any statute, rule, regulation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable (i) to Merger Sub or (ii) to the Offer or the Merger by any court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or to the Merger, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          (c) it shall have been publicly disclosed or Merger Sub shall have otherwise learned that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange
Act) shall have acquired beneficial ownership of more than 20% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 20% or any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or 13G on file with the SEC on December 5, 1994 or (ii) any such person, entity or group which before December 5, 1994, had filed such a Schedule with the SEC has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of an additional 5% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of an additional 5% or more of any class or series of capital stock of the Company (including the Shares); provided, however, that if such person or group acquired the shares without the Company's consent and the Company has not taken any action under its Rights Plan to exempt such acquisition from the terms thereof, then the foregoing condition shall be inapplicable;

          (d) the Company shall have failed to comply with in any material respect any of its obligations under the Agreement or any representation or warranty of the Company in such Agreement shall not be true and correct in any material respect and such failure to comply or be true and correct shall have a Material Adverse Effect;

          (e) a Material Adverse Effect with respect to the Company shall have occurred;

          (f) this Agreement shall have been terminated in accordance with its terms; or

          (g) the Company's Board of Directors shall have withdrawn, modified or amended in any unfavorable respect its recommendation of the Offer or shall have resolved to do so or shall have entered into an agreement with a third party with respect to a Competing Transaction;

which, in the good faith judgment of Parent and Merger Sub with respect to each and every matter referred to above and regardless of the circumstances (including any action or inaction by Parent or Merger Sub) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

          The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be asserted by Parent or Merger Sub or may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in its sole discretion.

              ANNEX B



                [GOLDMAN, SACHS & CO. LETTERHEAD]





December 9, 1994



The Board of Directors
Magma Power Company
4365 Executive Drive
Suite 900
San Diego, CA  92121

Gentlemen:

You have requested that we confirm our oral opinion as to the fairness to the holders (other than California Energy Company, Inc. ("California Energy") and its affiliates) of the outstanding shares of Common Stock, par value $0.10 per share (the "Shares"), of Magma Power Company (the "Company") of the Cash Consideration and the Merger Consideration (as defined below) proposed to be paid by CE Acquisition Company, Inc. ("Purchasor"), a wholly owned subsidiary of California Energy, and California Energy in the Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger dated as of December 5, 1994 among California Energy, Purchaser and the Company (the "Merger Agreement").

The Merger Agreement provides for a tender offer for 12,400,000 Shares (the "Offer") pursuant to which Purchaser will pay $39.00 per Share in cash for each Share accepted (the "Cash Consideration"). The Merger Agreement further provide that following completion of the Offer, Purchaser will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already owned by California Energy or Purchaser) will be converted into the right to receive, at the option of California Energy:

     (I) an amount in cash equal to the quotient of (A) $38.75 multiplied by the number of Shares outstanding at the effective time of the Merger (the "Effective Time"), less $39.00 multiplied by the number of Shares owned by California Energy and its affiliates immediately prior to the Effective Time, divided by (B) the number of Shares outstanding at the Effective Time (other than Shares owned by California Energy and its affiliates) (the "All Cash Component Amount"); or

Magma Power Company
December 9, 1994
Page 2


     (II) both (A) an amount in cash equal to the quotient of $28.50 multiplied by the number of Shares outstanding at the Effective Time, less $39.00 multiplied by the number of Shares owned by California Energy and its affiliates immediately prior to the Effective Time, divided by the number of Shares outstanding at the Effective Time (other than Shares owned by California Energy and its affiliates) (such amount, the "Mixed Cash Component Amount"), and (B) the number of shares of Common Stock, par value $0.0676 per share (the "California Energy Common Stock") of California Energy equal to the quotient of (I) $39.00 less (II) the Mixed Cash Component Amount, divided by the average closing price (the "Average Closing Price") of California Energy Common Stock on the New York Stock Exchange during the 15 consecutive trading days ending the fifth business day prior to the Effective Time, provided, however, that if such average closing price exceeds $18.73, the Average Closing Price will be $18.73, and if such average closing price is less than $14.27, the Average Closing Price will be $14.27.

The consideration to be received by the holders of Shares in the Merger, under either the All Cash Component Amount or (II)(A) and (II(B), collectively, as applicable, is referred to herein as the "Merger Consideration". The Cash Consideration and the Merger Consideration are collectively referred to herein as the "Consideration".

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to the Merger Agreement. In the course of the trading activities of Goldman, Sachs & Co. prior to our retention in connection with the matter, the Firm accumulated a long position of 69,100 Shares.

In connection with this opinion, we have reviewed, among other things, the Merger Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and California Energy for the five years ended December 31, 1993; certain interim

Magma Power Company
December 9, 1994
Page 3


reports to stockholders and Quarterly Reports on Form 10-Q of the Company and California Energy; certain other communications from the Company and California Energy to their respective stockholders; certain internal financial analyses and forecasts for the Company prepared by the management of the Company; and certain internal financial analyses and forecasts for the Company and California Energy prepared by the management of California Energy. We also have held discussions with members of the senior managements of each of the Company and California Energy regarding the past and current business operations, financial condition and future condition and future prospects of their respective companies and as combined in the contemplated Merger. We have reviewed the reported price and trading activity for both the Shares and the California Energy Common Stock, compared certain financial and stock market information for the Company and California Energy, respectively, with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the independent power production industry specifically and in other industries generally and considered such other information, held such other discussions and performed such other studies and analyses as we considered appropriate.

We have rolled without independent verification upon the accuracy and completeness of all of the financial information and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of either the Company or California Energy or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal.

Based upon and subject to the foregoing and such other matters as we considered relevant, we confirm our oral opinion that, as of December 5, 1994, the Cash Consideration and the Merger Consideration to be received by the holders of Shares in the Offer and the Merger, taken as a unitary transaction, are fair to the holders of Shares receiving such Consideration (other than California Energy and its affiliates).

Very truly yours,

/s/ Goldman Sachs & Co.

GOLDMAN, SACHS & CO.

              ANNEX C


         [GLEACHER & CO. INC. LETTERHEAD]



December 6, 1994




Board of Directors
California Energy Company, Inc.
10831 Old Mill Road
Omaha, NE 68154

Dear Ladies and Gentlemen:

California Energy Company, Inc., a Delaware corporation (the "Company" or "CECI"), CE Acquisition Company, Inc., a Delaware corporation and a wholly owned subsidiary of CECI ("Merger Sub"), and Magma Power Company, a Nevada corporation ("Magma"), propose to enter into an agreement (the "Agreement") pursuant to which Merger Sub will make a tender offer (the "Offer") for at least a majority of Magma's outstanding common stock, $0.10 par value per share (the "Shares"), for $39.00 per share, net to the seller in cash (the "Offer Consideration"). The Agreement also provides that, following consummation of the Offer, Merger Sub will be merged with and into Magma in a transaction (the "Merger") in which each remaining Share will be converted into the right to receive, at the Company's option, either (i) $39.00 per share in a combination of cash and a number of shares of CECI's common stock to be determined in accordance with the Agreement, or (ii) $38.50 per Share in cash (the "Merger Consideration" and together with the Offer Consideration, the "Consideration").

You have asked for our opinion as to whether the Consideration to be paid by the Company pursuant to the Offer and the Merger is fair to the Company from a financial point of view.

In arriving at the opinion set forth below, we have, among other things:

(i) reviewed the audited and unaudited financial statements and public Securities Exchange Commission filings for the three most recent fiscal years and interim periods to date of Magma and the Company ("SEC Reports");

(ii) on an operating and trading basis, compared financial information relating to Magma's businesses with published financial information concerning certain companies whose businesses we deemed to be reasonably similiar, in whole or in part, to those of Magma;

California Energy Company, Inc.
December 6, 1994
Page 2


(iii) analyzed the market prices and trading characteristics of the Shares and the Company's common stock for recent periods to date;

(iv) conducted discussions with members of senior management of the Company concerning its businesses and prospects;

(v) reviewed certain financial forecasts for Magma and the Company, and projections of expected cost savings in a business combination (together, the "Projections"), in each case as prepared by the Company;

(vi) based on the Projections, performed a discounted cash flow analysis of Magma including the expected cost savings arising from a business combination;

(vii) based on the Projections, analyzed the pro forma financial effects to the Company of the proposed business combination;

(viii) assumed without independent investigation that no material contingent liability exists with respect to Magma or the Company which is not disclosed in the SEC
          Reports;

(ix) reviewed the definitive merger agreement and related transaction documentation; and

(x) reviewed such other financial studies and performed such other analyses and took into account such other matters as we deemed appropriate.

It should be noted that our opinion necessarily is based upon prevailing market conditions and other circumstances and conditions existing at the present time. In preparing our opinion, we have relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information or made or obtained an independent evaluation or appraisal of the assets of the Company or Magma. With respect to the Projections, we have assumed without independent investigation that the Projections have been reasonably prepared by the Company, and have been generated on bases reflecting the best currently available estimates and judgment of the Company's management as

California Energy Company, Inc.
December 6, 1994
Page 3



to the expected future financial performance of the Company or Magma, as the case may be.

We are acting as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for our services.

Based on our analysis of the foregoing, and on our assessment of the general economic environment, and assuming no material change therein, we are of the opinion that the Consideration to be paid by the Company pursuant to the Offer and the Merger is fair to the Company from a financial point of view.

Very truly yours,

GLEACHER & CO. INC.



By:  /s/ James Goodwin
     James Goodwin
     Managing Director

                                                       ANNEX D


                       DISSENTERS' RIGHTS


     78.481  STOCKHOLDER'S RIGHT TO DISSENT AND OBTAIN PAYMENT:
CONDITIONS; CHALLENGE OF ACTION.-1. Except as otherwise provided in NRS 78.482, a stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party:

               (1) If approval by the stockholders is required for the merger by section 11 of this act or the articles of incorporation and the stockholder is entitled to vote on the merger; or

               (2) If the corporation is a subsidiary and is merged with its parent under NRS 78.457.

          (b) Consummation of a plan of exchange to which the corporation whose shares will be acquired, if the stockholder is entitled to vote on the plan.

          (c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

     2. A stockholder who is entitled to dissent and obtain payment under NRS 78.471 to 78.502 may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the stockholder or the corporation.

     78.482 RIGHT TO DISSENT WITH RESPECT TO PLAN OF MERGER OR SHARE EXCHANGE.- There is no right of dissent with respect to a plan of merger or exchange in favor of holders of shares of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange or held by at least 2,000 stockholders of record, unless in either case:

     1. The articles of incorporation of the corporation issuing the shares provide otherwise; or

     2. The holders of the class or series are required under the plan of merger or exchange to accept for such shares anything except:

               (a) Cash, shares or shares and cash in lieu of fractional shares of:

                    (1)  The surviving or acquiring corporation;
               or

                    (2)  Any other corporation which, at the
               effective date of the plan of merger or exchange, were either listed on a national securities exchange or held of record by at least 2,000 stockholders of record; or

               (b) A combination of cash and shares of the kind described in subparagraphs (1) and (2) of paragraph (a).

     78.483 ASSERTING DISSENTER'S RIGHTS.-1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

     2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

          (a) He submits to the corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

          (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

     78.491 DISSENTERS' RIGHTS: NOTICE OF STOCKHOLDERS' MEETING; PROPOSED CORPORATE ACTION TO CREATE RIGHTS.-1. If the proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 78.471 to 78.502, inclusive, and be accompanied by a copy of those sections.

     2. If the corporate action creating dissenters' rights is taken without a vote of the stockholders, the corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 78.493.

     78.492  DISSENTERS' RIGHTS: NOTICE OF STOCKHOLDER'S MEETING;
WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT OF SHARES.-1. If the proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

          (a) Must deliver to the corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (b) Must not vote his shares in favor of the proposed action.

     2. A stockholder who does not satisfy the requirements of subsection 1 is not entitled to payment for his shares under this chapter.

     78.493 DISSENTERS' NOTICE: STOCKHOLDERS WHO SATISFIED REQUIREMENTS TO ASSERT RIGHTS.-1. If the proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

     2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

          (a) State where the demand for payment must be sent and where and when certificates for certificated shares must be deposited;

          (b) Inform the holders of uncertificated shares as to what extent the transfer of the shares will be restricted after the demand for payment is received;

          (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed corporate action requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

          (d) Set a date by which the corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered;
     and

          (e) Be accompanied by a copy of NRS 78.471 to 78.502, inclusive.

     78.494  DISSENTERS' NOTICE:  DEMAND PAYMENT; DEPOSIT OF
DISSENTER'S CERTIFICATES.-1. A stockholder to whom a dissenter's notice was sent must:

          (a)  Demand payment;

          (b) Certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

          (c) Deposit his certificates in accordance with the terms of the notice.

     2. The stockholder who demands payment and deposits his certificates retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

     3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under NRS 78.471 to 78.502, inclusive.

     78.496  RESTRICTION ON TRANSFER OF UNCERTIFICATED SHARES.-1.
The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

     2. The person for whom dissenter's rights are asserted as to uncertificated rights retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

     78.497 PAYMENT TO DISSENTER AFTER RECEIPT OF DEMAND FOR PAYMENT OF AMOUNT ESTIMATED TO BE FAIR VALUE OF SHARES.-1. Except as otherwise provided in NRS 78.498, within 30 days after receipt of a demand for payment, the corporation shall pay each dissenter who complied with NRS 78.494 the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this subsection may be enforced by the district court:

          (a) Of the county where the corporation's registered office is located; or

          (b) At the election of any dissenter residing or having its registered office in Nevada, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

     2.   The payment must be accompanied by:

          (a) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year, and the latest available interim financial statements, if any;

          (b) A statement of the corporation's estimate of the fair value of the shares;

          (c)  An explanation of how the interest was calculated;

          (d) A statement of the dissenter's rights to demand payment under NRS 78.499; and

          (e)  A copy of NRS 78.471 TO 78.502, inclusive.

     78.498 ELECTION BY CORPORATION TO WITHHOLD PAYMENT FROM A DISSENTER.-1. A corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed corporate action.

     2. To the extent the corporation elects to withhold payment, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 78.499.

     78.499 WRITTEN NOTIFICATION OF DISSENTER TO CORPORATION OF DISSENTER'S ESTIMATE OF FAIR VALUE OF HIS SHARES; WAIVER OF RIGHT TO DEMAND PAYMENT.-1. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 78.497, or reject the corporation's offer pursuant to NRS 78.498 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 78.497 or offered pursuant to NRS 78.498 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the corporation of his demand in writing within 30 days after the corporation made or offered payment for his shares.

     78.501 DEMAND FOR PAYMENT; PROCEEDING; VENUE; PARTIES TO PROCEEDING; JUDGMENT.-1. If a demand for payment remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     2. A corporation shall commence the proceeding in the district court of the county where a corporation's registered office is located, if the corporation is a foreign corporation without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     3. The corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

          (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or

          (b) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment pursuant to NRS 78.498.

     78.502 PROCEEDING TO DETERMINE FAIR VALUE; ASSESSMENT OF COSTS, FEES AND EXPENSES; EXCEPTIONS.-1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

     2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

          (a) Against the corporation and in favor of all dissenters if the court finds the corporation did not substantially comply with the requirements if NRS 78.491 to 78.499, inclusive; or

          (b) Against either the corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 78.471 to 78.502, inclusive.

     3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

     4. In a proceeding commenced pursuant to subsection 1 of NRS 78.497, the court may assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

     5. This section does not preclude any party in a proceeding commenced pursuant to NRS 78.501 or subsection 1 of NRS 78.497 from applying the provisions of N.R.C.P. 68 or NRS
17.115.

                             PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Directors and Officers.

         Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") grants each corporation organized thereunder, such as CECI, the power to indemnify its directors and officers against liabilities for certain of their acts. Article EIGHTH of CECI's Restated Certificate of Incorporation and Article V of CECI's By-Laws provide for indemnification of directors and officers of CECI to the fullest extent permitted by the DGCL. Article V of CECI's By-Laws further provides that CECI may enter into contracts providing indemnification to the full extent authorized or permitted by the DGCL and that CECI may create a trust fund, grant a security interest and/or use other means to ensure the payment of such amounts as may become necessary to effect indemnification pursuant to such contracts or otherwise.

         Section 102(b)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as CECI, eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duty as a director. Article EIGHTH of CECI's Restated Certificate of Incorporation eliminates the personal liability of directors to the full extent permitted by the DGCL.

         The foregoing statements are subject to the detailed provisions of Sections 145 and 102(b)(7) of the DGCL, Article EIGHTH of CECI's Restated Certificate of Incorporation and Article V of CECI's By-Laws.

Item 21.  Exhibits and Financial Statement Schedules.

A.      Exhibits.

Exhibit
  No.   Description

2.1 Agreement and Plan of Merger, dated as of December 5, 1994, among California Energy Company, Inc., CE Acquisition Company, Inc., and Magma Power Company includes Annex A to the Registration Statement.

4.1 Specimen copy of form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Registrant's 1993 Form 10-K).

4.2 Stockholders Rights Agreement between the Registrant and Manufacturers Hanover Trust Company of California dated December 1, 1988 (incorporated by reference to Exhibit 1 to the Registrant's Form 8-K dated December 5, 1988, File No. 1-9874).

4.3 Amendment Number 1 to Stockholder Rights Agreement, dated February 15, 1991 (incorporated by reference to Exhibit 4.2 to the Registrant's 1992 Form 10-K).

5.0     Opinion of Willkie Farr & Gallagher.*

15.1    Awareness Letter for Review Reports of Deloitte & Touche LLP.

23.1    Consent of Deloitte & Touche LLP.

23.2    Consent of Coopers & Lybrand LLP.

23.3 Consent of Willkie Farr & Gallagher (set forth in their opinion filed as Exhibit 5.0 to this Registration Statement).*


B.  Financial Statement Schedules.

        All financial statement schedules required to be filed are incorporated by reference to the annual report on Form 10K for the year ended December 31, 1993.

______________________
  * To be filed by amendment.

Item 22.  Undertakings.

        (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        (2) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 of the Securities Act, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (4) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired therein, that was not the subject of and included in the registration statement when it became effective.

        (5) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha State of Nebraska, on December 22, 1994.


        CALIFORNIA ENERGY COMPANY, INC.



        By: /s/David L. Sokol
         David L. Sokol
         President and
         Chief Executive Officer


        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature   Title    Date

/s/ David L. Sokol
- -----------------
David L. Sokol          Chairman of the Board of  December  22, 1994
           Directors, President,
           Chief Executive Officer
           and Director
           (Principal Executive Officer)



- -----------------
John G. Sylvia        Senior Vice President,   December   22, 1994
           Chief Financial Officer
           and Treasurer (Principal
           Financial Officer and
           Principal Accounting
           Officer)

Signature   Title    Date

/s/ Edgar D. Aronson
- ----------------- Director   December  22, 1994
Edgar D. Aronson

/s/ Judith E. Ayres
- ----------------- Director   December  22, 1994
Judith E. Ayres

/s/ James Q. Crowe
- -----------------       Director   December  22, 1994
James Q. Crowe


/s/ Richard K. Davidson
- -----------------       Director   December  22, 1994
Richard K. Davidson

/s/ Ben M. Holt
- -----------------       Director   December  22, 1994
Ben M. Holt

/s/ Richard R. Jaros
- -----------------       Director   December  22, 1994
Richard R. Jaros

/s/ Everett B. Laybourne
- -----------------       Director   December  22, 1994
Everett B. Laybourne

/s/ Herbert L. Oakes, Jr.
- -----------------       Director   December  22, 1994
Herbert L. Oakes, Jr.

/s/ Walter Scott, Jr.
- -----------------       Director   December  22, 1994
Walter Scott, Jr.

- -----------------       Director   December  22, 1994
Barton W. Shackelford

/s/ David E. Wit
- -----------------       Director   December  22, 1994
David E. Wit

Form of Proxy [Front]
                           MAGMA POWER COMPANY, INC.
                        SPECIAL MEETING OF STOCKHOLDERS

     The undersigned hereby appoints _________________, _______________ and
________________ and each of them proxies for the undersigned with full power of substitution, to vote all shares of common stock of Magma Power Company ("Magma") which the undersigned is entitled to vote at the Special Meeting of Stockholders of Magma to be held on January __, 1995, and any adjournments or postponements thereof, hereby revoking all prior proxies on the matters set forth below as follows:

I. APPROVAL AND ADOPTION OF AGREEMENT AND PLAN OF MERGER. Approval and adoption of the Agreement and Plan of Merger, dated as of December 9, 1994 (the "Merger Agreement"), among Magma, California Energy Company, Inc. ("CECI") and CE Acquisition Company, Inc., a wholly owned subsidiary of CECI, as described in the Proxy Statement/Prospectus.

          [  ] FOR     [  ] AGAINST  [  ] ABSTAIN


II. TRANSACTION OF OTHER BUSINESS. Transaction of such other business as may properly come before the meeting or any adjournments or postponements.


Form of Proxy [Back]

     THE SUBMISSION OF THIS PROXY IF PROPERLY EXECUTED REVOKES ALL PRIOR
PROXIES.

     SHARES WILL BE VOTED AS DIRECTED EXCEPT THAT IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED IN FAVOR OF PROPOSAL I. THE UNDERSIGNED HEREBY
ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT/PROSPECTUS DATED JANUARY   , 1995.

                              Dated: _________________________, 1995

                              Signature: ___________________________

                              Signature
                              (if held jointly): ______________________

                              Title: _______________________________
                              Please sign exactly as your name appears hereon. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, give full title as such. If a corporation, sign in full corporate name by president or other authorized officer. If a partnership, sign in partnership name by authorized person.

PLEASE MARK, DATE, SIGN, AND MAIL PROMPTLY IN THE POSTAGE-PAID ENVELOPE
ENCLOSED.

EXHIBIT INDEX

                                           Sequentially
Exhibit                                    Numbered
Number     Exhibit                         Page

15.1       Awareness Letter for Review Reports of Deloitte & Touche L.L.P.

23.1       Consent of Deloitte & Touche L.L.P.

23.2       Consent of Coopers & Lybrand L.L.P.